ANNUAL MEETING OF SHAREHOLDERS - MAY 9, 2024 AT 11:30 A.M.

______________

LOCATION:

1 Place Ville Marie, Suite 4000

Montréal, Québec, H3B 4M4

______________

OSISKO GOLD ROYALTIES LTD

Dear fellow shareholders:

As an owner of Osisko Gold Royalties Ltd ("Osisko" or the "Corporation"), you are invited to join us at our 9th annual meeting of shareholders (the "meeting") to be held on May 9, 2024 at the offices of Lavery, de Billy L.L.P. located at 1 Place Ville Marie, Suite 4000, Montréal, Québec, H3B 4M4.

Osisko is a precious metals-focused, pure-play royalty and streaming company with peer-leading exposure to 'Tier 1' mining jurisdictions defined as Canada, the United States of America and Australia. Osisko possesses a robust organic growth pipeline on assets already bought and paid for and is expecting to deliver sustainable and increasing value to shareholders as the Corporation enters a key phase of growth between now and the end of the decade.

2023 was a milestone year for Osisko, with the Corporation realizing the benefits of a strong portfolio which delivered a record number of gold-equivalent ounces ("GEOs"), along with record revenues and cash flows generated from its royalties and streams. Furthermore, Osisko continued its path of business simplification by reducing the size of its equity holdings while also materially strengthening its balance sheet.

Our Business Model is Driving Sustainable Value Creation for Shareholders

Osisko has built a successful business model on a foundation of adherence to strong principles and a commitment to continuous positive change. In recent weeks, our shareholders have benefited from the results of Osisko's recent corporate governance improvements, as well the Corporation's disciplined approach to capital allocation, with the Corporation's share price having increased to levels not realized since the second quarter of 2023.

By simplifying our business, we have continued to refine a model that is not only highly efficient and scalable, but also provides shareholders with significant free upside. No capital costs, predictable operating costs, high leverage to gold prices, a strong balance sheet, and diversified exposure to Tier 1 mining jurisdictions, have all supported the Corporation's recent share price performance, with Osisko having outperformed all of its relevant peers on a year-to-date basis.

A significant number of our top producing assets are going through ramp-ups or executing on meaningful growth plans, which speaks to Osisko's ability to select high-quality assets and highlights the ongoing maturation of our portfolio since the Corporation's inception.

In 2023, we earned a record 94,323 GEOs from our royalties and streams, at a 93% cash margin. In February 2024, we provided our 2024 guidance of between 82,000 and 92,000 GEOs at an average cash margin of 97%. The modest year-over-year reduction in GEOs is largely the result of a complete stoppage of operations at the Renard diamond mine, with certain other operating and near-term production assets within our portfolio serving as a partial offset. With higher year-over-year cash margins expected, the impact of the lower GEOs on near-term cash flows has been effectively mitigated.

In mid-February, we also provided a new 5-year growth outlook of between 120,000 and 135,000 GEOs in 2028, replacing the 5-year outlook previously released in 2023.

In 2023, we continued to add high quality assets to the portfolio, including:

• The closing of the silver and copper streams on Metals Acquisitions Limited's CSA mine in New South Wales, Australia - a high-grade copper-silver mine in a favorable jurisdiction with strong operating history;

• An amendment to increase our effective silver stream from 75% to 87.5% on Taseko Mines Ltd.'s Gibraltar mine in BC - a Canadian copper mine operated by a pre-existing partner, and with a mine life that extends beyond 2040;

• The acquisition of a 3% gold net smelter return ("NSR") royalty and 1% copper NSR royalty on Hot Chili Ltd.'s Costa Fuego copper-gold project in Chile - an advanced project at low-altitude and in close proximity to all the necessary key infrastructures; and,

• The acquisition of a 1% NSR royalty covering Cardinal Namdini Mining Ltd.'s Namdini gold project in Ghana - a gold mine in a well-established mining jurisdiction, being developed by a global-scale operator, with first gold production expected in late 2024.

A Strong Board of Directors Committed to Continuous Improvement

We are guided by the belief that decision making should be led by independent directors, bringing expertise to the issues at hand, with professional management sourcing and analysing opportunities for investment and stewardship. The success of this approach is reflected in the Corporation's performance and the principles that underpin the composition of your Board of Directors:

- Independence - Osisko's Board is composed of a majority of independent directors, and includes an independent Chair of the Board, Mr. Norman MacDonald, among a strong majority of 8 independent directors. Osisko has continued to renew its Board, with over 55% of the Board refreshed with five new independent directors over the past 3 years;

- Expertise - Seasoned experts in mining, investments, mergers and acquisitions, audit and risk, environmental, social and governance ("ESG") and government relations ably represent investor interests by leveraging a wide-range of experience and expertise to effectively guide the Corporation;

- Gender Diversity - 33% of the members of the Board of Directors are women and the Corporation's aim is to reach 40% gender diversity on the Board;

- Recognized Governance Leadership - Osisko maintained its MSCI ESG "A" rating (a rules-based rating system that measures a company's management of financially relevant ESG risks and opportunities). From our rating of 14.9 in June 2022, we further improved our Sustainalytics rating to 12.9 (being a low risk);

- Change of control - Employment agreements no longer contain a modified single trigger change of control provisions;

- Equity plans - The number of Common Shares issuable under the Corporation's equity plans has been reduced from rolling 6.4% to 4.1% of the issued and outstanding Common Shares

We are continuously evaluating the Board's composition and performance and identifying ways to enhance both. In that regard, Mr. Norman MacDonald was appointed Chair the Board in late 2023. Mr. Macdonald is an independent director with over 25 years of experience working at natural resource-focused institutional investment firms and has already proven to be an effective director since his election to the Board in June 2023.

In November 2023, the Corporation announced the hiring of Mr. Jason Attew as President and Chief Executive Officer which appointment took effect at the beginning of January 2024. Mr. Attew is an accomplished mining executive bringing to the Corporation a wealth of knowledge and experience in the mining industry.

In addition, in January of 2024, the Corporation announced the appointment of Mr. David Smith to its Board of Directors. Mr. Smith retired as Executive Vice-President, Finance and Chief Financial Officer of Agnico Eagle Mines Limited in May 2023, having held the position since 2012. His wealth of experience at the corporate level, along with his in-depth knowledge of the mining business both in Canada and across the globe, make him an ideal addition to serve as Osisko's newest independent director.

Responsible Mining is Maximizing the Long-Term Value of Business

Responsible mining is a central part of our vision and essential to maximizing the long-term value of our business. As a royalty and streaming company, we invest in precious metal assets that meet our rigorous criteria, which include ESG factors. We are working to benefit shareholders and all stakeholders by investing in the right assets, amplifying their ESG impact, and by being responsible community members.

In 2023, we engaged a global sustainability firm to further build upon our ESG initiatives and reporting practices. This work included conducting a thorough materiality assessment to better understand the issues important to our stakeholders and that have the potential to impact our business. We are using the results of this assessment to enhance our management practices, support our mining partners, and improve our disclosures on the identified topics.

Voting Recommendations

At our annual meeting of shareholders, we will ask you to receive and review the financial statements of Osisko and to consider the resolutions put forward by your Board of Directors and the management team, including:

1. The election of 9 candidates to our Board of Directors;

2. The appointment of PricewaterhouseCoopers LLP as the Corporation's independent auditor for 2024;

3. To approve the unallocated rights and entitlements under the Employee Share Purchase Plan;

4. To approve the unallocated rights and entitlements under the Restricted Share Unit Plan; and

5. We will also ask you to vote on an advisory resolution on Osisko's approach to executive compensation.

We invite you to review our management information circular, which provides you with background information on the matters that will be addressed at the meeting and details information on how to attend the annual meeting and how to vote.

The Board of Directors recommends that you vote your proxy FOR the resolutions that will be voted on at the meeting.

If you have comments or questions about Osisko, you may contact me directly at (Chair-Board@osiskogr.com) or you may contact our Investor Relations Group at (info@osiskogr.com). We would be pleased to respond to your comments or queries.

On behalf of the Board of Directors, we thank you for your ongoing support and confidence as we continue to build shareholder value at Osisko Gold Royalties Ltd.

Norman MacDonald

Chair of the Board of Directors

OSISKO GOLD ROYALTIES LTD

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Osisko Gold Royalties Ltd (the "Corporation" or "Osisko"):

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the holders of common shares of the Corporation (the "Common Shares") will be held at 11:30 a.m. (Eastern Daylight Time) on May 9, 2024 at the offices of Lavery, de Billy located at 1 Place Ville Marie, Suite 4000, Montréal, Québec, H3B 4M4, for the following purposes:

1. To receive the Corporation's audited consolidated financial statements for the year ended December 31, 2023 and the independent auditor's report thereon;

2. To elect the Corporation's directors for the ensuing year;

3. To appoint PricewaterhouseCoopers LLP as the Corporation's independent auditor for fiscal year 2024 and to authorize the directors to fix its remuneration;

4. To approve the unallocated rights and entitlements under the Employee Share Purchase Plan;

5. To approve the unallocated rights and entitlements under the Restricted Share Unit Plan;

6. To consider and, if deemed advisable, adopt an advisory resolution supporting Osisko's approach to executive compensation, the full text of which is reproduced in the accompanying management information circular; and

7. To transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

Dated at Montréal, Québec, Canada this 26th day of March, 2024.

By order of the Board of Directors,

André Le Bel

Vice President, Legal Affairs and Corporate Secretary

IMPORTANT

It is desirable that as many Common Shares as possible be represented at the Meeting. As always, we encourage shareholders to vote their shares prior to the proxy voting deadline even if you expect to attend the Meeting. If you do not expect to attend the Meeting or any adjournment thereof in person, and would like your Common Shares represented, please date, sign and return the enclosed form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by the Corporation's transfer agent, TSX Trust Company, by email at: proxyvote@tmx.com, by mail: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; or by fax to 1 (416) 595-9593 (North American Toll Free) no later than 11:30 a.m. (Eastern Daylight Time) on May 7, 2024 or 48 hours (other than a Saturday, Sunday or holiday) prior to the time to which the Meeting may be adjourned or postponed. Notwithstanding the foregoing, the chair of the Meeting has the discretion to accept proxies received after such deadline. Shareholders who hold their shares through a bank, broker or other intermediary should refer to "Beneficial Shareholders" below. If you have any questions or need help with voting, we invite you to contact Laurel Hill by calling toll-free 1 (877) 452-7184 if you are in North America, or 1 (416) 304-0211 if you are outside North America, or by emailing at assistance@laurelhill.com.

6	2024 Management Information Circular

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Circular") is provided in connection with the solicitation of proxies by the management of Osisko Gold Royalties Ltd (the "Corporation" or "Osisko") for use at the annual meeting of the shareholders of the Corporation (the "Shareholders") to be held on May 9, 2024 at 11:30 A.M. (Eastern Daylight Time) (the "Meeting") and at every adjournment thereof. Except where otherwise indicated, this Circular contains information as of the close of business on March 22, 2024 and all currency amounts are shown in Canadian dollars.

PROXY MATTERS AND VOTING INFORMATION

Solicitation of Proxies

The enclosed proxy is being solicited by the management of the Corporation. Solicitation will be primarily by mail but proxies may also be solicited by telephone, or personally by directors, officers or employees of the Corporation. In addition, the Corporation has retained the services of Laurel Hill Advisory Group ("Laurel Hill") to provide certain services in connection with the Meeting such as assisting with voting and the solicitation of proxies including contacting Shareholders by telephone, among other responsibilities. For these services, Laurel Hill will receive a fee of $40,000, plus reasonable out-of-pocket expenses. The Corporation will bear all expenses in connection with the solicitation of proxies. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of common shares of the Corporation ("Common Shares").

Appointment of Proxy

The persons named in the enclosed form of proxy are executive officers of the Corporation. A Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, other than the persons designated in the accompanying form of proxy, to attend and act on his or her behalf at the Meeting. To exercise this right, a Shareholder may insert such other person's name in the blank space provided in the accompanying form of proxy or complete another appropriate form of proxy.

Revocability of Proxy

A proxy given pursuant to this solicitation may be revoked at any time before it is acted on in writing by the Shareholder or by the Shareholder's attorney authorized in writing and delivered either to TSX Trust Company ("TSX Trust") at 1190 Avenue des Canadiens-de-Montréal, Suite 1700, Montréal, Québec, H3B 0G7, or by fax to 1 (416) 595-9593, no later than 11:30 A.M. (Eastern Daylight Time) on Tuesday, May 7, 2024 or at any time up to and including the last business day preceding the day of any adjournment or postponement of the Meeting at which the proxy is to be used, or to the Chair or Secretary of such Meeting on the day of the Meeting or any adjournment or postponement thereof, or by any other manner permitted by law. Any proxy given by a registered Shareholder can also be revoked by the Shareholder if he or she so requests.

Beneficial Shareholders (as defined herein) will have different methods and should carefully follow the instructions provided to them from their intermediary.

Beneficial Shareholders

A beneficial Shareholder is a Shareholder whose shares are registered in the name of a representative, such as an investment dealer or another intermediary (collectively, "Intermediaries"), rather than in the Shareholder's name ("Beneficial Shareholder"). Most of the Corporation's Shareholders are Beneficial Shareholders.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and Beneficial Shareholders. There are two types of Beneficial Shareholders - Shareholders who have objected to the disclosure of their identities and share positions ("OBOs") and Shareholders who do not object to the Corporation knowing who they are ("NOBOs").

In the case of NOBOs, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to NOBOs, or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of NOBOs for distribution to such shareholder. If you are a NOBO and the Corporation (or its agent) has sent the Meeting materials directly to you, your personal information has been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.

As it relates to OBOs, the Corporation intends to pay Intermediaries to send proxy-related materials and voting instruction forms to OBOs. Most intermediaries delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge mails a voting instruction form ("VIF") in lieu of a form of proxy provided by Osisko. For your Common Shares to be voted, you must follow the instructions on the VIF that is provided to you. You can complete the VIF by: (i) calling the phone number listed thereon; (ii) mailing the completed VIF in the envelope provided; or (iii) using the internet at www.proxyvote.com.

2024 Management Information Circular	7

Voting and Proxy Information Shareholders of record as of March 22, 2024 may cast their votes in any of the following ways: Registered and Non-Registered Shareholders	Common Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted or withheld from voting on any ballot that may be called for and, if the Shareholder specifies a choice in respect of the matters to be voted upon, the Common Shares shall be voted or withheld from voting in accordance with the specification made by the Shareholder. If no specification is made, such
Common Shares will be voted FOR all of the agenda items. These items are further described and discussed in the Circular.

The enclosed proxy confers discretionary authority upon the persons named therein to vote as he or she sees fit with respect to amendments or variations to matters identified in the notice relating to the Meeting and other matters which may properly come before the Meeting. At the date of this Circular, the management of the Corporation is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting.

Completed and signed proxies must be deposited at the office of TSX Trust, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently. Beneficial Shareholders will have different voting methods and are encouraged to carefully follow the instructions provided on the VIF. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

If you are a Beneficial Shareholder and are unable to attend the Meeting, but wish that your voting rights be exercised on your behalf by a proxyholder, you must follow the voting instructions on the VIF. If you are a Beneficial Shareholder and wish to exercise your voting rights at the Meeting, you must indicate your own name in the space provided for such purpose on the VIF to appoint yourself as proxyholder and follow the instructions therein with respect to the execution and transmission of the document. If you have any questions with respect to the foregoing or need help with voting, we invite you to contact Laurel Hill by calling toll-free 1 (877) 452-7184 if you are in North America, or 1 (416) 304-0211 if you are outside North America, or by emailing at assistance@laurelhill.com.

Online www.meeting-vote.com	Email proxyvote@tmx.com

Fax	Mail
1-416-595-9593 (Canada)

TSX Trust Company

Proxy Department

P.O. Box 721

Agincourt, Ontario, M1S 0A1

Must be received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting

Telephone	QR Code
1-888-489-7352 (Toll free in Canada and United States)

NOTICE-AND-ACCESS RULES

The Corporation has elected to use the notice-and-access provisions under Regulation 51-102 - respecting Continuous Disclosure Obligations ("Regulation 51-102") and Regulation 54-101 - respecting Communications with Beneficial Owners of Securities of a Reporting Issuer ("Regulation 54-101", and together with Regulation 51-102, the "Notice-and-Access Provisions") for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allows issuers to post electronic versions of proxy-related materials on-line, via SEDAR+ and one other website, rather than mailing paper copies of such materials to Shareholders.

Instead of receiving this Circular, Shareholders will receive a Notice of Meeting with the proxy or voting instruction form, as the case may be, along with instructions on how to access the Meeting materials online. The Corporation will send the Notice of Meeting and proxy form directly to registered Shareholders and NOBOs. The Corporation will pay for intermediaries to deliver the Notice of Meeting, voting instruction form and other Meeting materials requested by OBOs. This Circular and other relevant materials are available on the Corporation's corporate Internet website (https://osiskogr.com/en/2024-agm/) and on SEDAR+ (www.sedarplus.ca).

8	2024 Management Information Circular

OBOs may request a paper copy of the Meeting materials, at no cost, from Broadridge Investor Communications Corporation by calling toll-free 1 (877) 907-7643 and entering the 16-digit control number located on the voting instruction form or via internet at www.proxyvote.com by using the 16-digit control number located in the voting instruction form. To ensure that you receive the materials in advance of the voting deadline and the Meeting, all requests must be received no later than April 22, 2024. Requests for Meeting materials may be made up to one year from the date the Circular is filed on SEDAR+.

If you are a registered Shareholder or a NOBO and wish to receive a copy of this Circular or need help with voting, we invite you to contact Laurel Hill by calling toll-free 1 (877) 452-7184 if you are in North America, or 1 (416) 304-0211 if you are outside North America, or by emailing your request to assistance@laurelhill.com.

The Corporation will not use procedures known as 'stratification' in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Circular to some Shareholders with a Notice of Meeting.

If you request a paper copy of the materials, please take note that no additional proxy form or voting instruction form shall be sent to you. Therefore, please make sure that you retain the form that you received with the Notice of Meeting for voting purposes.

VOTING SECURITIES

Holders of Common Shares of record at the close of business on March 22, 2024 (the "Record Date") will be entitled to one vote for each such Common Share held by them. As of the Record Date, 185,904,342 Common Shares of the Corporation were outstanding.

PRINCIPAL HOLDER OF VOTING SECURITIES

To the knowledge of the directors and executive officers of the Corporation and according to the latest data available as of March 22, 2024, there is one Shareholder owning, directly or indirectly, or exercising control or direction over more than 10% of the voting rights attached to all Common Shares.

Name	Number of Common Shares (#)	Percentage of Outstanding Common Shares (%)
EdgePoint Investment Group Inc.	23,447,208 (1)	12.61

NOTE:
(1) On the basis of the information available on SEDAR+ (www.sedarplus.ca) and on SEDI (www.sedi.ca).

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Unless as otherwise disclosed in this Circular, no director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

VOTING RESULTS

Following the Meeting of Shareholders, a report on the voting results will be filed with the Canadian securities regulatory authorities at www.sedarplus.ca.

2024 Management Information Circular	9

The voting results from the 2023 annual meeting of Shareholders are as follows:

Resolutions Submitted	Votes cast FOR	Percentage (%) of votes cast FOR	Votes WITHHELD or AGAINST	Percentage (%) of votes cast WITHHELD or AGAINST
Election of Directors:
Honourable John R. Baird	112,820,265	81.74	25,195,479	18.26
Joanne Ferstman	128,445,141	93.07	9,570,603	6.93
Edie Hofmeister	136,956,331	99.23	1,059,413	0.77
W. Murray John	122,444,595	88.72	15,571,149	11.28
Robert Krcmarov	135,563,650	98.22	2,452,094	1.78
Pierre Labbé	134,554,516	97.49	3,461,228	2.51
Norman MacDonald	137,677,103	99.75	338,641	0.25
Candace MacGibbon	134,646,957	97.56	3,368,787	2.44
Sean Roosen	107,565,312	77.94	30,450,432	22.06
Sandeep Singh	137,457,774	99.60	557,970	0.40
Auditors:
Appointment and Remuneration of Auditor	145,556,964	99.71	419,998	0.29
Ordinary Resolution
Ordinary Resolution to approve unallocated options under the Stock Option Plan	130,590,365	94.62	7,425,379	5.38
Ordinary Resolution
Ordinary Resolution to amend and reconfirm the Amended and Restated Shareholder Rights Plan	133,440,282	96.68	4,575,460	3.32
Advisory Resolution
Advisory Resolution on Executive Compensation	131,282,430	95.12	6,733,309	4.88

10	2024 Management Information Circular

PROXY SUMMARY

Matters for Shareholder Approval and Voting Recommendations
Voting Matter	Voting Recommendations by the Board of Directors
Election of nine (9) Directors:

■ Jason Attew
■ Joanne Ferstman
■ Edie Hofmeister
■ W. Murray John
■ Robert Krcmarov	vote FOR each nominee
■ Pierre Labbé
■ Norman MacDonald
■ Candace MacGibbon
■ David Smith	More information starting on page 13
Appointment of PricewaterhouseCoopers LLP as independent auditor for 2024	vote FOR the appointment of independent auditor More information starting on page 97
Approval of the unallocated rights and entitlements under the Employee Share Purchase Plan	vote FOR the replenishment of share reserve for the Corporation's Employee Share Purchase Plan More information starting on page 98
Approval of the unallocated rights and entitlements under the Restricted Share Unit Plan	vote FOR the replenishment of share reserve for the Corporation's Restricted Share Unit Plan More information starting on page 98
Advisory Resolution on Executive Compensation	vote FOR the advisory resolution on Executive Compensation More information starting on page 99

If no instructions are given in your proxy, the Common Shares represented by your proxy will be voted FOR each director nominee, FOR the appointment of PricewaterhouseCoopers LLP as independent auditor, FOR the approval of the unallocated rights and entitlements under the Employee Share Purchase Plan, FOR the approval of the unallocated rights and entitlements under the Restricted Share Unit Plan and FOR the advisory resolution on the Corporation's approach to executive compensation.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2023 and the report of the auditor thereon will be presented at the Meeting. These consolidated financial statements and management's discussion and analysis were sent to all Shareholders who have requested a copy with this Notice of Annual Meeting of Shareholders and Circular, as applicable. The Corporation's consolidated financial statements and related management discussion and analysis for the year ended December 31, 2023 are available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) as well as on the Corporation's website (https://osiskogr.com/en/financial-reports/).

2024 Management Information Circular	11

QUICK FACTS - BOARD OF DIRECTORS
BOARD SIZE	9
NON-EXECUTIVE BOARD CHAIR	Since November 7, 2023
INDEPENDENT DIRECTORS	89%
INDEPENDENT COMMITTEES	100%
AVERAGE TENURE	4 years
GENDER DIVERSITY	33%
AGE DIVERSITY	11% below 50 78% between 51 and 60 11% between 61 and 70
Highlights - 2023-2024
Formalization of a number of existing practices into new policies:
◾ Conflict of Interest and Related Party Transaction Policy
◾ Anti-Bribery, Anti-Corruption, Anti-Money Laundering Policy
◾ Human Rights Policy
◾ Human Resources, Health and Safety Policy
◾ Lobbying Policy

◾ Adopted a climate strategy

◾ Training sessions were provided to directors by the Corporation

◾ Private sessions of independent directors at all Board meetings

◾ Implementation of an independent, confidential and anonymous grievance reporting services under the Code of Ethics, Whistleblowing Policy, Anti-Bribery, Anti-Corruption, Anti-Money Laundering Policy and Human Rights Policy

Board and Committee Oversight
Board of Directors oversight:	Audit and Risk Committee oversight:
◾ Strategic Planning ◾ Budgeting ◾ Standing Committees of the Board ◾ Management Team ◾ Environmental, climate change and related risks and opportunities and related goals and targets

◾ Financial Statements and overall risks, including cybersecurity risks

◾ Conflict of interest and related party transactions other than investment/divestment type transactions

◾ Code of Ethics Compliance and Whistleblowing

◾ Anti-bribery, anti-corruption and anti-money laundering matters

Environmental and Sustainability Committee oversight:	Governance and Nomination Committee oversight:

◾ Overseeing environmental, social and governance matters with Management

◾ Environmental, climate change and risks related to the Corporation’s partner’s projects

◾ Promotion of Respect of human rights

◾ Corporate Governance Policies and Practices ◾ Board’s relationship with Management ◾ Shareholder Outreach Program ◾ Board Assessment ◾ Competencies of directors and committee memberships
Human Resources Committee oversight:	Independent Investment Review Committee oversight:
◾ Human resources, health and safety matters ◾ Management succession planning ◾ Compensation	◾ Investment, divestment, or other transaction and financing proposals
Board's Best Governance Practices and Policies

◾ Independent Chair of the Board of Directors

◾ 33% gender diversity; target is 40%

◾ Composition of each committee reviewed annually

◾ Over 55% Board refreshment over past three years

◾ Select board members conduct an annual Shareholder outreach program and ad hoc meetings with Shareholders

◾ Directors' minimum securities holding requirement increased to three (3) times their annual basic retainer and DSUs (as defined below)

◾ Limit on equity grants to non-executive directors

◾ One-time initial grant of DSUs (as defined below) to non-executive Directors was discontinued by the Board in February 2024

◾ Employment agreements no longer contain single-trigger change of control provisions

12	2024 Management Information Circular

FIRST ITEM OF THE AGENDA

ELECTION OF DIRECTORS

The executive management team (the "Management") of the Corporation is supervised by the board of directors (the "Board of Directors" or "Board") as per the Business Corporations Act (Québec). The members of the Board are elected annually at each annual meeting of Shareholders to hold office until the next annual meeting unless, prior thereto, he or she resigns, or the office of such director becomes vacant by death, removal, or other cause. The articles of incorporation of the Corporation provide that our Board shall consist of a minimum of three (3) and a maximum of fifteen (15) Directors. Accordingly, nine (9) nominees are being proposed as Directors for election by the Shareholders at the Meeting for the current year, each to hold office until the next annual meeting of Shareholders or until such person's successor is elected or appointed. You can vote for all of these proposed Directors separately.

The members of the Board of Directors would like to express their appreciation to Messrs. John Baird and Sean Roosen who are no longer members of the Board of Directors of the Corporation for their contribution over the years and also wish to extend to them their gratitude for their guidance and services during their respective mandates as Directors of the Corporation and, in the case of Mr. Roosen, as co-founder of the Corporation. Although Mr. Roosen stepped down as Executive Chair and Director, the Board has appointed him as Chair Emeritus given his extensive knowledge of the industry.

The following tables set out information about each nominee director's summary career profile, their board committee memberships (the "Board Committee Membership" or "Board Committee"), meeting attendance during the most recently completed financial year, principal directorships with other reporting issuers as well as other public and parapublic corporations on whose boards the nominees currently serve or have served in the past five years, areas of expertise and the number of securities they hold, either in the form of Common Shares, stock options ("options"), deferred share units ("DSUs") or restricted share units ("RSUs") of the Corporation.

Unless otherwise directed, the persons named in the enclosed proxy form intend to VOTE FOR the election of each of the proposed nominees whose names are set out below. The proposal requires the approval of a majority of the votes cast at the Meeting.

Each of the nominees has provided the information as to the Common Shares of the Corporation he or she beneficially owns or over which he or she exercises control or direction, as at March 22, 2024. All nominees have served continuously as director of the Corporation since their appointment or first election in such capacity.

The Corporation has adopted a majority voting policy, which is further described in the Circular under the heading "Statement of Corporate Governance Practices - Majority Voting and Director Resignation Policy for Election of Directors".

2024 Management Information Circular	13

JASON ATTEW

Nominee Profile
Age: 54
Residency: Ontario, Canada
Director since: January 2024
Non-Independent(1)

Competencies:
✓ Financial
✓ Governance
✓ Human Resources
✓ International
✓ Management
✓ Mergers/Acquisitions
✓ Technical/Mining

Mr. Attew joined the Corporation on January 1st, 2024, as President and Chief Executive Officer of the Corporation. He served as Director and President and Chief Executive Officer of Liberty Gold Corp. from October 2022 to November 2023. Previously, Mr. Attew was the President and CEO of Gold Standard Ventures Inc. until its acquisition by Orla Mining Ltd. in August 2022. He served as the Chief Financial Officer at Goldcorp Inc. where, in addition to leading the finance and investor relations operations, he was responsible for Goldcorp's corporate development and strategy culminating in the US$32 billion merger with Newmont Corporation. Mr. Attew has extensive capital markets experience from his time in investment banking with the BMO Global Metals and Mining Group where he was at the forefront of structuring and raising significant growth capital as well as advising on both formative and transformational mergers and acquisitions for corporations that have become industry leaders over the past two decades. Mr. Attew is also a Director of Evolution Mining Limited.

Mr. Attew holds a Bachelor of Science (Hon) from the University of British Columbia as well as a Master of Business Administration from Queen's University.

2023 Board/Committee Attendance			2023 Voting Results
n/a			n/a
Committee Memberships:
n/a
Public Board Membership in the past 5 years and Interlocking Directorships
Current			Past
• Evolution Mining Limited - No interlock			• Liberty Gold Corp. (2022 - 2023) • Regulus Resources Inc. (2019 - 2021) • Gold Standard Ventures Corp. (2020 - 2022)
Investment, Ownership and Total Value of Equity
		2024(2)	2024(2)	2023(3)	2023(3)
		(March 22) (#)	Value ($)	(May 5) (#)	Value ($)
Osisko Common Shares		40,000	849,200	n/a	n/a
Osisko RSUs		114,100	2,422,343	n/a	n/a
Value ($)			3,271,543		n/a
Options
Grant Date	Expiry Date	Options	Exercise Price	Total Unexercised	Value of Unexercised
(mm-dd-yy)	(mm-dd-yy)	(#)	($)	(#)	Options(4) ($)
02-23-24	02-23-29	64,300	18.55	64,300	172,324
Target Ownership Requirement − 5.0 Times Base Salary
Attained (currently valued at over 5 times the base salary)

14	2024 Management Information Circular

JOANNE FERSTMAN

Nominee Profile
Age: 57
Residency: Ontario, Canada
Lead Director since: April 2014
Independent(1)

Competencies:
✓ Financial
✓ Governance
✓ Human Resources
✓ Information Security Risk Management
✓ Legal and Regulatory
✓ Management
✓ Mergers/Acquisitions

Ms. Joanne Ferstman is a director, who has been serving on several public company boards and has over 20 years of progressive experience in the financial industry. She was until 2012 President and Chief Executive Officer of Dundee Capital Markets Inc., a full-service investment dealer with principal businesses that include investment banking, institutional sales and trading, and private client financial advisory. She has held several leadership positions within Dundee Corporation and DundeeWealth Inc. over 18 years, primarily as Chief Financier Officer, where she was responsible for strategic development, financial and regulatory reporting and risk management.

She currently serves on the board of directors of Cogeco Communications and Chair of its Audit Committee and is member of the Strategic Opportunities Committee. She is Chair of DREAM Unlimited (a real estate company), on which she also serves as Chair of the Audit Committee and as a member of the Organization, Design and Culture and Leaders and Mentors Committees. She also serves as director and Chair of the Audit Committee and member of the Human Resources Committee of ATS Corporation (an advanced automation solutions corporation). Ms. Ferstman was formerly a director of DREAM office REIT and Osisko Development Corp. Ms. Ferstman's strong and in- depth knowledge of financial and fiscal matters makes her a solid contributor on assessing the Corporation's finance performance. Her past executive positions and her experience as a director and chair of audit committees on various public corporations make her a valuable Lead Director and Chair of the Audit and Risk Committee.

Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant.

2023 Board/Committee Attendance		2023 Voting Results
95%		93.07% votes For 6.93% votes Withheld or Against
Committee Memberships:
⮚ Chair of the Audit and Risk Committee ⮚ Member of the Human Resources Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current		Past
• ATS Corporation ─ No interlock • Cogeco Communications Inc. ─ No interlock • Dream Unlimited Corp. ─ No interlock		• Osisko Development Corp. ("Osisko Development") (2020 - 2022)
Investment, Ownership and Total Value of Equity
	2024(2)	2024(2)	2023(3)	2023(3)
	(March 22) (#)	Value ($)	(May 5) (#)	Value ($)
Osisko Common Shares	19,500	413,985	19,500	416,885
Osisko RSUs	132,629	2,815,714	124,104	2,907,757
Value ($)		3,229,699		3,364,642
Target Ownership Requirement − 3.0 Times Basic Retainer and DSUs
Attained (currently valued at over 11 times the level of the basic retainer and DSUs)

2024 Management Information Circular	15

EDIE HOFMEISTER
Nominee Profile
Age: 58
Residency: California, United States of America
Director since: May 2022
Independent(1)

Competencies:
✓ Governance
✓ Government Relations
✓ Human Resources
✓ International
✓ Legal and Regulatory
✓ Management
✓ Mergers/Acquisitions
✓ Sustainability

Ms. Hofmeister has advised large and small multinational extractive companies on legal and ESG matters for over twenty years. Most recently she served as Executive Vice President Corporate Affairs and General Counsel for Tahoe Resources where she led the Legal, Sustainability and Government Affairs departments and helped grow Tahoe from a junior exploration company to a mid-cap precious metals producer. Since 2006, Ms. Hofmeister has worked alongside rural and indigenous communities in India, Peru, Guatemala, Mexico and Canada to enhance food, work and water security. In 2017, Ms. Hofmeister was a Canadian General Counsel Award finalist in the category of ESG. She is a member of the Women's General Counsel Group and the National Association of Corporate Directors. She Chairs the International Bar Association's Business and Human Rights Committee, a group dedicated to promoting high ESG standards in multi- national corporations.

Ms. Hofmeister received a Bachelor of Arts degree in international relations from UCLA, a Master of Arts degree in international peace studies from the University of Notre Dame and a Juris Doctor degree from the University of San Francisco.

2023 Board/Committee Attendance		2023 Voting Results
100%		99.23% votes For 0.77% votes Withheld or Against
Committee Memberships:
⮚ Chair of the Environmental and Sustainability Committee ⮚ Member of the Governance and Nomination Committee ⮚ Member of the Human Resources Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current		Past
• Bitfarms Ltd. ─ No interlock • STLLR Gold Inc. (formerly Nighthawk Gold Corp.) ─ No interlock • Prime Mining Corp. ─ No interlock		• Minto Metals Corp. (2021 - 2023)
Investment, Ownership and Total Value of Equity
	2024(2)	2024(2)	2023(3)	2023(3)
	(March 22) (#)	Value ($)	(May 5) (#)	Value ($)
Osisko Common Shares	704	14,946	nil	nil
Osisko RSUs	19,958	423,708	14,180	332,237
Value ($)		438,654		332,237
Target Ownership Requirement - 3.0 Times Basic Retainer and DSUs
To be attained by November 2026

16	2024 Management Information Circular

W. MURRAY JOHN

Nominee Profile
Age: 65
Residency: British Columbia, Canada
Director since: February 2020
Independent(1)

Competencies:
✓ Financial
✓ Governance
✓ Legal and Regulatory
✓ Management
✓ Mergers/Acquisitions
✓ Sustainability
✓ Technical/Mining

Mr. John currently serves as Chair of the Board of Discovery Corp. and Chair of Prime Mining Corp. Prior to his retirement in December 2014, he was the President and CEO of Dundee Resources Limited, and Managing Director and a Portfolio Manager with Goodman & Company, Investment Counsel Inc., where he was responsible for managing Private Equity resource and precious metals focused mutual funds and flow-through limited partnerships. He is also a former director of several other public companies including Breakwater Resources Ltd., Dundee Precious Metals Inc., Osisko Mining Inc. and O3 Mining Inc. Mr. John is a mining engineer and has been involved with the resource investment industry since 1992 and has worked as an investment banker, buy-side mining analyst, sell-side mining analyst, and portfolio manager.

He graduated from the Camborne School of Mines in 1980 with a Bachelor of Science (Hons) in mining engineering and received an award from the Associateship of the Camborne School of Mines. Mr. John also received a Master of Business Administration from the University of Toronto in 1993.

2023 Board/Committee Attendance		2023 Voting Results
96%		88.72% votes For 11.28% votes Withheld or Against
Committee Memberships:
⮚ Member of the Environmental and Sustainability Committee ⮚ Member of the Governance and Nomination Committee ⮚ Member of the Independent Investment Review Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current		Past
• Discovery Silver Corp. - No Interlock • Prime Mining Corp. - No Interlock		• O3 Mining Inc. (2019 - 2024)
Investment, Ownership and Total Value of Equity
	2024(2)	2024(2)	2023(3)	2023(3)
	(March 22) (#)	Value ($)	(May 5) (#)	Value ($)
Osisko Common Shares	nil	nil	nil	nil
Osisko RSUs	41,039	871,258	35,004	820,144
Value ($)		871,258		820,144
Target Ownership Requirement − 3.0 Times Basic Retainer and DSUs
Attained (currently valued at over 5 times the level of basic retainer and DSUs)

2024 Management Information Circular	17

ROBERT KRCMAROV

Nominee Profile
Age: 59
Residency: Ontario, Canada
Director since: October 2022
Independent(1)

Competencies:
✓ Governance
✓ Human Resources
✓ International
✓ Legal and Regulatory
✓ Management
✓ Mergers/Acquisitions
✓ Sustainability
✓ Technical/Mining

Mr. Krcmarov is a geologist and an experienced international mining executive. He served as a technical advisor to Barrick Gold Corporation from 2021 to 2023 and also served as an executive with that company for 13 years, including as Executive Vice President Exploration and Growth from 2016 to 2021. Mr. Krcmarov led exploration teams which have discovered multiple value adding orebodies, including several world class greenfield discoveries.

His leadership capabilities include mineral exploration, mining operations, R&D and strategic planning. Expertise includes evaluation of new business opportunities, negotiation of joint ventures, M&A, as well as capital markets and investor relations.

Mr. Krcmarov's international experience includes many countries in five continents. He ran efficient and safe operations, conducted effective community relations, and engaged in constructive dialogue with government officials and other stakeholders.

Mr. Krcmarov holds a Master of Economic Geology from the University of Tasmania and a Bachelor of Science in Geology from the University of Adelaide. He graduated from the ICD-Rotman Directors Education Program in March 2024 and was awarded his ICD.D designation. He is a member of the Institute of Corporate Directors.

2023 Board/Committee Attendance		2023 Voting Results
95%		98.22% votes For 1.78% votes Withheld or Against
	Committee Memberships:
⮚ Member of the Environmental and Sustainability Committee ⮚ Member of the Independent Investment Review Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current		Past
• Coeur Mining, Inc. – No Interlock • Major Drilling Group International Inc. – No Interlock • Orla Mining Ltd. – No Interlock		n/a
	Investment, Ownership and Total Value of Equity
	2024(2) (March 22) (#)	2024(2) Value ($)	2023(3) (May 5) (#)	2023(3) Value ($)
Osisko Common Shares	2,345	49,784	1,345	31,513
Osisko RSUs	15,223	323,184	11,656	273,100
Value ($)		372,968		304,613
Target Ownership Requirement − 3.0 Times Basic Retainer and DSUs
To be attained by November 2026

18	2024 Management Information Circular

PIERRE LABBÉ
Nominee Profile
Age: 58
Residency: Québec, Canada
Director since: February 2015
Independent(1)

Competencies:
✓ Financial
✓ Governance
✓ Government Relations
✓ Human Resources
✓ Information Security Risk Management
✓ Legal and Regulatory
✓ Management
✓ Mergers/Acquisitions
Mr. Pierre Labbé is Executive Vice-President, Finance of Fonds QScale S.E.C. since April 1st, 2022, a fast-growing company recognized for its innovative concept of eco-responsible computing centers. Prior to joining Fonds QScale S.E.C. he had been the Chief Financial Officer of IMV Inc. for the five preceding years. He has more than 30 years of progressive financial leadership roles in various industries. He was Vice President and Chief Financial Officer of Leddartech Inc. from April 2015 to March 2017 and was Vice President and Chief Financial Officer of the Québec Port Authority (October 2013 - April 2015). He also has experience in the resource sector, having served as Chief Financial Officer of Plexmar Resources (2007-2012), Sequoia Minerals (2003-2004), and Mazarin Inc. (2000-2003). Mr. Labbé, in his role as senior financial officer, has participated in the development of strategic plans and in mergers and acquisitions (over $1 billion in transactions). Mr. Labbé was a nominee to the Osisko Board by Virginia Mines Inc. as part of the Osisko-Virginia business combination in 2015.

Mr. Labbé holds a Bachelor's Degree in Business Administration and a license in accounting from Université Laval, Québec City. He is a member of Ordre des comptables professionnels agréés du Québec, the Chartered Professional Accountants of Canada and the Institute of Corporate Directors. He holds the ICD.D designation from the Institute of Corporate Directors.
2023 Board/Committee Attendance	2023 Voting Results
100%	97.49% votes For 2.51% votes Withheld or Against
Committee Memberships:
⮚ Member of the Audit and Risk Committee ⮚ Chair of the Human Resources Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
n/a	n/a
Investment, Ownership and Total Value of Equity
	2024(2)	2024(2)	2023(3)	2023(3)
	(March 22) (#)	Value ($)	(May 5) (#)	Value ($)
Osisko Common Shares	6,145	130,458	6,145	143,977
Osisko RSUs	80,075	1,699,992	73,565	1,723,628
Value ($)		1,830,450		1,867,605
Target Ownership Requirement − 3.0 Times Basic Retainer and DSUs
Attained (currently valued at over 11 times the level of the basic retainer and DSUs)

2024 Management Information Circular	19

NORMAN MACDONALD
Nominee Profile
Age: 52
Residency: Ontario, Canada
Director since: June 2023
Chair of the Board since November 2023
Independent(1)

Competencies:
✓ Financial
✓ Governance
✓ International
✓ Mergers/Acquisitions
✓ Technical/Mining

Mr. MacDonald is a Senior Advisor at Fort Capital.  He has over 25 years of experience working at natural resource focused institutional investment firms, including over 10 years as a Senior Portfolio Manager at Invesco.  Mr. MacDonald began his investment career at Ontario Teachers Pension Plan Board, where he worked for three years in progressive roles from Research Assistant to Portfolio Manager.  His next role was as a VP and Partner at Beutel, Goodman & Co. Ltd.  Prior to joining Invesco, Mr. Macdonald was a VP and Portfolio Manager at Salida Capital.

Mr. MacDonald earned a Bachelor of Commerce Degree from the University of Windsor and is a CFA Charterholder.
2023 Board/Committee Attendance	2023 Voting Results
100%	99.75% votes For 0.25% votes Withheld or Against
Committee Memberships:
⮚ Member of the Audit and Risk Committee ⮚ Chair of the Independent Investment Review Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
• G Mining Ventures Corp. — No interlock • Advantage Energy Ltd. — No interlock	• none
Investment, Ownership and Total Value of Equity
	2024(2)	2024(2)	2023(3)	2023(3)
	(March 22) (#)	Value ($)	(May 5) (#)	Value ($)
Osisko Common Shares	35,000	743,050	10,000	234,300
Osisko RSUs	10,891	231,216	n/a	n/a
Value ($)		974,266		234,300
Target Ownership Requirement - 3.0 Times Basic Retainer and DSUs
Attained (currently valued at over 3 times the level of the basic retainer and DSUs)

20	2024 Management Information Circular

CANDACE MACGIBBON

Nominee Profile
Age: 49
Residency: Ontario, Canada
Director since: January 2021
Independent(1)

Competencies:
✓ Financial
✓ Governance
✓ Human Resources
✓ Information Security Risk Management
✓ International
✓ Legal and Regulatory
✓ Management
✓ Mergers/Acquisitions
✓ Sustainability
✓ Technical/Mining

Ms. Candace MacGibbon has over 25 years of experience in the mining sector and capital markets. She was until July 2021 the Chief Executive Officer of INV Metals Inc., a Canadian mineral resource company focused on the development and exploration of the Loma Larga gold property in Ecuador. Ms. MacGibbon has a deep understanding of the capital markets because of her previous employment as a global mining institutional salesperson with RBC Capital Markets and in base metals research as a mining associate with BMO Capital Markets.

Ms. MacGibbon is a chartered professional accountant and her financial and accounting experience includes her previous role as chief financial officer of INV Metals, as well as her prior employment with Deloitte LLP.

She was appointed to the Board of Directors of Carbon Streaming Corporation as a nominee of the Corporation in accordance with the terms and conditions of an investor rights agreement. Ms. MacGibbon is President-elect (President in 2025-2026) of the Canadian Institute of Mining, Petroleum and Metallurgy (CIM).

Ms. MacGibbon holds a Bachelor of Arts – Economics from the University of Western Ontario and a Diploma in Accounting from Wilfrid Laurier University. In 2023, she received a Cybersecurity Certification from Cornell University and holds the ICD.D designation from the Institute of Corporate Directors.  Ms. MacGibbon is enrolled in a Master of Arts in Counselling Psychology.

2023 Board/Committee Attendance	2023 Voting Results
100%	97.56% votes For 2.44% votes Withheld or Against
Committee Memberships:
⮚ Member of the Audit and Risk Committee ⮚ Member of the Human Resources Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
Carbon Streaming Corporation — No Interlock TransAlta Corporation — No Interlock	INV Metals Inc. – (2008 – 2021) Nickel 28 Capital Corp. – (2019 – 2021) Cobalt 27 Capital Corp. (2017 – 2019)
Investment, Ownership and Total Value of Equity
	2024(2)	2024(2)	2023(3)	2023(3)
	(March 22) (#)	Value ($)	(May 5) (#)	Value ($)
Osisko Common Shares	nil	nil	nil	nil
Osisko RSUs	32,138	682,290	26,211	614,124
Value ($)		682,290		614,124
Target Ownership Requirement - 3.0 Times Basic Retainer and DSUs
Attained (currently valued at over 4 times the level of the basic retainer and DSUs)

2024 Management Information Circular	21

DAVID SMITH
Nominee Profile Age: 59 Residency: Ontario, Canada Director since: January 2024 Independent(1) Competencies: ✓ Financial ✓ Governance ✓ Human Resources ✓ Management ✓ Mergers/Acquisitions ✓ Technical/Mining
Mr. David Smith retired as Executive Vice-President, Finance and Chief Financial Officer of Agnico Eagle Mines Limited in May 2023, having held the position since 2012.  He had joined Agnico Eagle’s investor relations team in 2005.  Prior to this, Mr. Smith was a mining analyst and has also held a variety of mining engineering positions in Canada and abroad.  He is a Chartered Director and is currently the Chair of Canada Nickel Company’s Board of Directors. Mr. Smith is a former Director of Three Valley Copper and eCobalt Solutions.

He holds a B.Sc. (Queen’s University) and M.Sc. in Mining Engineering (University of Arizona).
2023 Board/Committee Attendance	2023 Voting Results
n/a	n/a
Committee Memberships:
⮚ Chair of the Governance and Nomination Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
Canada Nickel Company — No Interlock	Three Valley Copper – (2018 – 2022) eCobalt Solutions – (2017 – 2021)
Investment, Ownership and Total Value of Equity
	2024(2)	2024(2)	2023(3)	2023(3)
	(March 22) (#)	Value ($)	(May 5) (#)	Value ($)
Osisko Common Shares	10,000	212,300	n/a	n/a
Osisko RSUs	10,420	221,217	n/a	n/a
Value ($)		433,517		n/a
Target Ownership Requirement - 3.0 Times Basic Retainer and DSUs
To be attained by January 2028

NOTES:

(1) "Independent" refers to the standards of independence established in sections 1.4 and 1.5 of the Regulation 52-110 respecting Audit and Risk Committees ("Regulation 52-110").

(2) The 2024 Value is equal to, as applicable, the sum of: (i) the product of the closing price of the Common Shares of the Corporation on the Toronto Stock Exchange ("TSX") on March 22, 2024, being $21.23, by the number of Common Shares, DSUs and RSUs held at such date.

(3) The 2023 Value is equal to, as applicable, the sum of the product of the closing price of the Common Shares of the Corporation on TSX on May 5, 2023, being $23.43 (as disclosed in the management information circular of the Corporation dated May 10, 2023) by the number of Common Shares, DSUs and RSUs held at such date.

(4) "Value of Unexercised Options" is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 22, 2024, being $21.23, and the exercise price of the options, multiplied by the number of unexercised options (vested or non-vested) held as at such date.

22	2024 Management Information Circular

ABOUT OUR BOARD OF DIRECTORS

Board Mandate

The Corporation's Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by Management. The Corporation's Board's consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. The Corporation's Board delegates to Management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Corporation's business in the ordinary course, managing the Corporation's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Corporation's Board also looks to Management to provide recommendations respecting corporate objectives, long-term strategic plans and annual operating plans. The Corporation's Board has a written mandate governing its operation, a copy of which is attached in this Circular as Schedule "A".

The Board and its Committees act independently. The following figure illustrates the dynamic between the Board, the Committees of the Board, the Shareholders of the Corporation and independent auditors.

SHAREHOLDERS
Elect
BOARD OF DIRECTORS
Appoints
MANAGEMENT
Appoints
Appoints
Reports
Ethics Line
Independent, Confidential and Anonymous Reporting System
Environmental and Sustainability Committee
Human Rights Policy
Governance and Nomination Committee
Code of Ethics, Lobbying Policy
Human Resources Committee
Human Resources, Health and Safety Policy
Independent Investment Review Committee
Conflict of Interest and Related party transactions
Independent Auditors
Report
Audit and Risk Committee
Whistleblowing Policy and Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy

Majority of Directors are Independent

The Board has approved independence standards that require a majority of its Directors be independent. The independence of a director is determined in accordance with Regulation 52-110 or Regulation 58-101 respecting Disclosure of Corporate Governance Practices ("Regulation 58-101") further to voluntary disclosure by each director. Furthermore, the Board of Directors may determine that a director has no material relationship with the Corporation, including as a partner, Shareholder or officer of an organization that has a relationship with the Corporation. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Canadian Securities Administrators director independence rules. The Board determines the independence of a director when it approves director nominees for inclusion in this Circular. Based on the results of independence questionnaire completed by each nominee and other information, the Board determined that eight (8) of the nine (9) nominees proposed for election as Directors have no material relationship with the Corporation and are, therefore, independent, as illustrated in the table below:

2024 Management Information Circular	23

Name	Independent	Non-Independent	Reason for Non-Independence
Jason Attew		✓	President and Chief Executive Officer
Joanne Ferstman	✓		n/a
Edie Hofmeister	✓		n/a
W. Murray John	✓		n/a
Robert Krcmarov	✓		n/a
Pierre Labbé	✓		n/a
Norman MacDonald	✓		n/a
Candace MacGibbon	✓		n/a
David Smith	✓		n/a

Furthermore, in connection with the listing of the shares of the Corporation on the NYSE on July 6, 2016, the Corporation ensured that at least a majority of its Directors satisfied the director independence requirements under Section 303A.02 of the NYSE corporate governance standards. On an annual basis, the Board of Directors reviews and determines the independence of each director for both Canadian and U.S. purposes.

The NYSE requires the Corporation, as a "foreign private issuer" that is not required to comply with all of the NYSE's corporate governance standards applicable to U.S. domestic issuers, to disclose any significant ways in which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers. Except for one practice relating to internal audit function, the differences between the Corporation's practices and those required by the NYSE rules applicable to U.S. domestic issuers are not significant. The statement of differences can be found on the Corporation's website at osiskogr.com/en/governance-2/osisko-practices-and-nyse-rules/.

Independent Directors Meetings

The non-executive Directors of the Board meet in the absence of Management at regular and ad hoc Board and Committee meetings which process facilitates open and candid discussion amongst the independent Directors.

Competencies of the Board of Directors

The Governance and Nomination Committee, together with the Board's Chair, is responsible for determining the competencies necessary at the Board in the long-term to support the strategy of the Corporation and for identifying new candidates having such competencies to stand as nominees for election or appointment as Directors.

24	2024 Management Information Circular

The Governance and Nomination Committee reviews annually the credentials of the members of the Board. The following table illustrates the competencies for each nominee:

BOARD COMPETENCIES
Directors	Financial(1)	Governance(2)	Government Relations(3)	Human Resources(4)	Information Security Risk Management(5)	International(6)	Legal and Regulatory(7)	Management(8)	M&A(9)	Sustainability(10)	Technical/ Mining(11)
John R. Baird	✓	✓		✓		✓		✓	✓		✓
Joanne Ferstman	✓	✓		✓	✓		✓	✓	✓
Edie Hofmeister		✓	✓	✓		✓	✓	✓	✓	✓
W. Murray John	✓	✓					✓	✓	✓	✓	✓
Robert Krcmarov		✓		✓		✓	✓	✓	✓	✓	✓
Pierre Labbé	✓	✓	✓	✓	✓		✓	✓	✓
Norman MacDonald	✓	✓				✓			✓		✓
Candace MacGibbon	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓
David Smith	✓	✓		✓				✓	✓		✓

NOTES:

1) Financial: Understand of: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.

2) Governance: Understanding of (i) the requirements/process for oversight of management; (ii) various stakeholder requirements; and (iii) evolving trends with respect to governance of public companies.

3) Government Relations: Consist of: (i) understanding legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy-making, lobbying, etc.).

4) Human Resources: Ability to: (i) review management structure for large organization; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.

5) Information Security Risk Management: Ability to manage risks associated with the use of information technology, involving identifying, assessing, and treating risks to the confidentiality, integrity and availability of Corporation's assets.

6) International Experience: Consists of: (i) experience in dealing with different legislative and cultural environments; (ii) understanding foreign legislative process; and (iii) understanding opportunities and risk in non-Canadian jurisdictions.

7) Legal and Regulatory: Ability to monitor legal and regulatory framework affecting the Corporation and its business and the risks related thereto.

8) Management: Ability to plan, operate and control various activities of a business.

9) Mergers and Acquisitions: Understanding of: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post- business continuation; and (iii) general legal requirements in M&A.

10) Sustainability: Understanding of (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) community relations and stakeholder involvement.

11) Technical/Mining: Understanding of: (i) exploration activities; (ii) mine operations, including risks/challenges/opportunities (mining, milling); (iii) ability to have knowledge of construction/development/planning/scheduling/monitoring of construction/contract administration/forecasting; and (iv) marketing of metals.

2024 Management Information Circular	25

Other Directorships

The Corporation acknowledges that a director or an officer serving on too many public boards of directors might be "overboarded". Consequently, all Directors and officers of the Corporation must submit to the Governance and Nomination Committee any offer to join an outside board of directors to ensure that any additional directorship would not impair the ability to adequately fulfill the responsibilities assigned to the Directors and officers of the Corporation.

The table below sets forth the name of each nominee director of the Corporation who is currently a director of another organization that is a reporting issuer, as also described under the section entitled "Election of Directors" in this Circular:

Nominee	Other Reporting Issuers	Industry Classification	Market and Stock Symbol	Board Committee Membership
Jason Attew	Evolution Mining Limited	Mining Company	ASX – EVN	Member of the Audit Committee Member of the Nomination and Remuneration Committee
Joanne Ferstman	ATS Corporation	Industrial products - fabricating and engineering	TSX – ATS	Audit and Finance Committee - Chair Human Resources Committee -Member
	Cogeco Communications Inc.	Communications and Media	TSX – CCA	Audit Committee - Chair Strategic Opportunities Committee - Member
	Dream Unlimited Corp.	Real Estate Company	TSX – DRM	Chair of the Board Audit Committee - Chair Organization, Design and Culture Committee - Member Leaders and Mentors Committee - Member
Edie Hofmeister	Bitfarms Ltd.	Bitcoin self-mining Company	TSX – BITF NASDAQ – BITF	Audit Committee - Member Environment and Social Responsibility Committee - Chair Governance and Nominating Committee - Chair
	STLLR Gold Inc. (formerly Nighthawk Gold Corp.)	Mining Company	TSX – STLR	Compensation and Governance Committee - Chair
	Prime Mining Corp.	Mining Company	TSX-V – PRYM OTCQB – PRMNF FRANKFURT – A2PRDW	Nominating and Corporate Governance Committee - Chair Health, Safety, Environment and Social Responsibility Committee - Chair
W. Murray John	Discovery Silver Corp.	Mining Company	TSX-V – DSV	Chair of the Board Audit Committee - Member Compensation Committee - Member Nominating and Corporate Governance - Member Technical Committee - Member
	Prime Mining Corp.	Mining Company	TSX-V – PRYM OTCQB – PRMNF FRANKFURT – A2PRDW	Chair of the Board Audit Committee - Member
Robert Krcmarov	Coeur Mining, Inc.	Mining Company	NYSE – CDE	Finance and Technical Committee - Member Audit Committee - Member Compensation and Leadership Development Committee - Member
	Major Drilling Group International Inc.	Industrial Products Company	TSX – MDI	Environment, Health and Safety Committee - Chair Human Resources and Compensation Committee - Member
	Orla Mining Ltd.	Mining Company	TSX – OLA NYSE – ORLA	Technical Committee - Member
Pierre Labbé	None

26	2024 Management Information Circular

Nominee	Other Reporting Issuers	Industry Classification	Market and Stock Symbol	Board Committee Membership
Norman MacDonald	Advantage Energy Ltd.	Oil and Gas Company	TSX – AAV	Audit Committee - Member Independent Reserve Evaluation Committee - Member
	G Mining Ventures Corp.	Mining Company	TSX-V – GMIN	Audit & Risk Committee - Member Health, Safety and Technical Committee - Member Remuneration and Nomination Committee - Member
Candace MacGibbon	Carbon Streaming Corporation	Carbon Streaming Company	Cboe CA: NETZ OTCQB: OFSTF	Audit Committee - Chair Compensation Committee - Member Corporate Governance, Nominating and Sustainability Committee - Member
	TransAlta Corporation	Energy Company	TSX/NYSE – TA	Audit, Finance and Risk Committee - Member Governance, Safety and Sustainability Committee - Member
David Smith	Canada Nickel Company	Mining Company	TSXV – CNC	Chair of the Board Audit Committee - Chair Corporate Governance and Nominating Committee - Member

Interlocking Directorships

As used herein, an "interlock directorship" is a situation where a director may have a potential or actual conflict of interest with an executive of a company, especially if such director is a member of a compensation committee or if such executive is also a director of the company where the first director assumes a position as an executive. As of the date of the Circular, there are no interlocks of the independent director nominees serving on the compensation or equivalent committee or board of directors of another reporting issuer which has any executive officer or director serving on the HR Committee or Board of Directors of the Corporation. Although there are common outside directorships, namely that of Ms. Edie Hofmeister and Mr. W. Murray John, who both also serve on the board of directors of Prime Mining Corp., the Board and the Governance and Nomination Committee assessed this relationship, and taking into account a number of factors, including the Corporation's Conflict of Interest and Related Party Transaction Policy, it was determined that there is no conflict or other concerns for the Corporation over the independence of these Directors.

Tenure of the Board

The following table illustrates the age group, gender, applicable tenure and location of residence for each of the nominee non-executive Directors:

	AGE GROUP						GENDER		APPLICABLE TENURE		REGION
NAME	45 - 49	50 - 54	55 - 59	60 - 64	65 - 69	70 - 74	FEMALE	MALE	12 YEARS (Last Election)	72 YEARS OF AGE (LAST ELECTION)	BRITISH COLUMBIA, CANADA	ONTARIO, ANADA	QUÉBEC, CANADA	CALIFORNIA, USA
Joanne Ferstman			✓				✓		2027			✓
Edie Hofmeister			✓				✓		2034					✓
W. Murray John					✓			✓		2031	✓
Robert Krcmarov				✓				✓	2034			✓
Pierre Labbé			✓					✓	2027				✓
Norman MacDonald		✓						✓	2035			✓
Candace MacGibbon	✓						✓		2033			✓
David Smith			✓					✓	2036			✓

2024 Management Information Circular	27

Chair of the Board

The Chair of the Board takes all reasonable measures to ensure the Board fulfills its oversight responsibilities. The Chair is responsible for the management, the development and the effective performance of the Board, and provides leadership to the Board for all aspects of the Board's work. The position description of the Chair of the Board can be found on the Corporation's website at https://osiskogr.com/en/governance-2/positions-descriptions/.

Independent Lead Director of the Board

Although an Independent Chair of the Board has been appointed in November 2023, the Board of Directors decided to maintain/retain the role of Lead Director up until the 2024 annual meeting Shareholders, to ensure a seamless transition to the new Chair of the Board. Ms. Joanne Ferstman was appointed to act as the Lead Director and to serve on the Board of Directors of the Corporation in April 2014. The position description of the Lead Director can be found on the Corporation's website at https://osiskogr.com/en/governance-2/positions-descriptions/.

Orientation and Continuing Education

To facilitate the orientation process of new Directors and to provide easily accessible documentation to current Directors, the Corporation has developed a Directors' onboarding book. This reference guide provides information related to, among other things:

i. The Corporation and its activities;

ii. Structure of assets (royalties, streams and offtakes);

iii. Strategic plan;

iv. Corporate policies;

v. Information on the mining industry and royalty business;

vi. Board and Committee Charters; and

vii. Information on Directors and officers of the Corporation.

Throughout the year, the Board and Committee Members receive formal presentations by Management and external advisors, and are provided documentation from various advisors and consultants on various topics, including:

• Mineral royalty and streaming sector;

• Commodity prices;

• Capital markets;

• Mining industry opportunities and risks;

• Current governance issues;

• Talent management;

• Economic forecasts;

• Mining company performance;

• Reports on the Corporation by investment dealer analysts;

• Feedback from institutional and retail Shareholders;

• New developments in financial accounting and reporting controls; and

• Financial reporting and risks.

In 2023, the following training sessions were provided to all Directors by outside experts in the applicable fields at the following Board meetings:

Date	Topic
November 7, 2023	-	Analysis view on capital markets (more specifically on the royalty sector)
	-	Trends in the Royalty Sector

Furthermore, the Corporation is a corporate member of the Institute of Corporate Directors ("ICD") and each member of the Board of Directors receive educational material from the ICD and may attend their conferences. The fees for attending conferences and educational sessions are reimbursable by the Corporation.

28	2024 Management Information Circular

Listed below are education events attended or presented by Directors of the Corporation during the year:

Director	Month	Topic
Joanne Ferstman:
Attendee	01-12/2023	Various Corporate Tax Structuring Sessions
Attendee	01-12/2023	Various Carbon Emission Reduction Structures
Attendee	01-12/2023	Various U.S. Listing and SOX Transformation Project
Moderator	02/2023	Women in Leadership round table with Women Real Estate Executives
Attendee	02/2023	ESG and Sustainability Certification Process Training
Attendee	04/2023	Cybersecurity Simulation Training
Attendee	05/2023	IT Risks
Attendee	07/2023	Digital Media Information Session
Attendee	09/2023	CPAB Real Estate Forum
Attendee	10/2023	Canadian Global Economic Relations
Attendee	10/2023	Charting the Future of Corporate Governance
Attendee	10/2023	Board Oversight of Artificial Intelligence
Edie Hofmeister:
Speaker	04/2023	International Mining and Energy Law, Development and Investment - Foundation for Natural Resources and Energy Law
Trainer	07/2023	Human Rights and Environmental Risks in Latin American mining - International Bar Association, Human Rights Training Programs
Chair	11/2023	Business and Human Rights (ESG) Committee - International Bar Association
Speaker	11/2023	Modern Slavery Laws and Supply Chain Risk - International Bar Association (Annual
Conference)
Trainer	12/2023	Corporate Governance and C-Suite Liability; ESG Materiality workshop

*In June 2023, Ms. Hofmeister published an article on "Rio Tinto and the Juukan Gorge Incident Disaster - Legal Compliance - Always necessary, Rarely Sufficient" - International Bar Association
W. Murray John:
Attendee	11/2023	Site Visit - Marban
Robert Krcmarov:
Attendee	03/2023	Mining Industry Convention - PDAC
Attendee	04/2023	Mine Visit - Pueble Viejo Gold mine, Dominican Republic
Attendee	05/2023	New Climate Disclosure Standards - Impact on Boardrooms (ICD Webinar)
Attendee	06/2023	Mine Visit - Cariboo mine
Attendee	07/2023	Nevada Mine Operations Exploration Review - Cortez, Goldstrike, Turqoise Ridge
Attendee	10/2023	Climate Adaption Strategies and the Board's Role (ICD Webinar)
*Mr. Krcmarov is enrolled in the ICD-Rotman Directors Education Program.
Pierre Labbé:
Attendee	01/2023	Management and Performance management - Operational management and administration - CFO 4Sight: What's on the CFO agenda in 2023 - By Deloitte
Attendee	03/2023	Conference - Taxation and personal financial planning Corporate Taxation - KPMG - Federal Budget 2023
Attendee	05/2023	Governance and Strategies "Grand Rendez-Vous CPA"
Attendee	06/2023	Gouvernance - Trends and lnsights from the 2023 Proxy Season: TSX60 Board Governance &
Attendee	08/2023

ESG Matters by Hugessen Consulting Governance - Learning from Experience - De Rcohe to Norda Stelo : Transformation of governance and culture (Alex Brisson, ASC, Collège des administrateurs de sociétés)

Attendee	10/2023	Information Technology: Security Awareness (Knowb4)
Candace MacGibbon:
Attendee	02/2023	BMO Global Metals, Mining and Critical Minerals Conference
Attendee	01-03/2023	Cybersecurity Course and Program - Cornell University
Attendee	04-05/2023	2023 CIM National Conference
Speaker	09/2023	Women in Mining - Toronto Lunch Series
Speaker	11/2023	CIM Capital Projects Symposium
*Ms. MacGibbon is enrolled in a Master of Arts in Counselling Psychology.

2023 Board and Standing Committee Attendance Record

The table below reflects the record of attendance by Directors at meetings of the Board of Directors and its standing committees, as well as the total number of Board and Committee meetings held during the most recently completed financial year:

2024 Management Information Circular	29

	ATTENDANCE - 2023 MEETINGS												TOTAL

							Governance and		Environmental and		Independent
			Audit and Risk		Human Resources		Nomination		Sustainability		Investment Review
	Board of Directors		Committee		Committee		Committee		Committee		Committee		Committees	Overall
														Number /
	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number / %	(%)
BAIRD,
John R.(1)	12	100	-	-	-	-	4	100	2	100	-	-	6 / (100)	18 / (100)
FERSTMAN,
Joanne	11	92	4	100	4	100	-	-	-	-	-	-	8 / (100)	19 / (95)
HOFMEISTER,
Edie(2)	12	100	-	-	1	100	4	100	2	100	-	-	7 / (100)	19 / (100)
JOHN, W.
Murray	11	92	-	-	-	-	4	100	2	100	6	100	12 / (100)	23 / (96)
KRCMAROV,
Robert(3)	11	92	-	-	-	-	-	-	1	100	6	100	7 / (100)	18 / (95)
LABBÉ,
Pierre	12	100	4	100	4	100	-	-	-	-	-	-	8 / (100)	20 / (100)
MACDONALD,
Norman(4)	8	100	2	100	-	-	-	-	-	-	6	100	8 / (100)	16 / (100)
MACGIBBON,
Candace	12	100	4	100	4	100	-	-	-	-	-	-	8 / (100)	20 / (100)
PAGE,
Charles E.(5)	4	80	2	100	-	-	-	-	1	100	-	-	3 / (100)	7 / (88)
ROOSEN,
Sean(6)	12	100	-	-	-	-	-	-	-	-	-	-	-	12 / (100)
SINGH,
Sandeep(7)	5	100	-	-	-	-	-	-	-	-	-	-	-	5 / (100)
TOTAL (%):	96%		100%		100%		100%		100%		100%		99%

NOTES:

(1) Mr. John Baird resigned as a Director of the Corporation effective January 31st, 2024.

(2) Ms. Edie Hofmeister was appointed to the Human Resources Committee following the annual meeting of Shareholders held on June 7, 2023.

(3) Mr. Robert Krcmarov was appointed to the Environmental and Sustainability Committee following the annual meeting of Shareholders held on June 7, 2023.

(4) Mr. Norman MacDonald was elected Director at the annual meeting of Shareholders held on June 7, 2023 and appointed to serve as a member of the Audit and Risk Committee and Chair of the Independent Investment Review Committee. On November 7, 2023, Mr. MacDonald was appointed Chair of the Board of Directors.

(5) Mr. Charles E. Page did not stand for re-election annual meeting of Shareholders held on June 7, 2023.

(6) On July 4th, 2023, Mr. Sean Roosen transitioned from his role as Executive Chair of the Board to non-Executive Chair of the Board. On November 20, 2023, Mr. Roosen resigned as a Director of the Corporation.

(7) Mr. Sandeep Singh resigned as a Director of the Corporation on July 12, 2023.

As part of the Corporation's search for a new permanent President and Chief Executive Officer, the Board of Directors formed a CEO Search Special Committee composed solely of independent Directors. The members of this committee were Ms. Candace MacGibbon (Chair), Mr. John Baird, Ms. Joanne Ferstman and Mr. Norman MacDonald. The CEO Search Special Committee retained the services of a recruiting consulting firm to assist the committee in its search and hiring of a new President and Chief Executive Officer. The fees for this committee have been set by the Board at the same level as other standing committees of the Board.

In addition to the meetings of the Board of Directors and its standing committees referenced above, certain Directors held special meetings in connection with the changes in leadership, generally without the management team being present. Directors who attended these meetings received attendance fees set at $750 per meeting.

DIRECTOR COMPENSATION

Retainer, Attendance fees and Share-based Compensation

The Human Resources Committee (the "HR Committee") oversees non-executive Directors' compensation and determines, from time to time, the respective value of the annual retainer and DSU grant to be made to non- executive Directors and makes its recommendation to the Board of Directors.

An annual retainer and attendance fees for Board and Committee service are paid on a quarterly basis to non- executive Directors only.

The Board of Directors makes fixed value DSU grants to non-executive Directors. The Board of Directors adopted the DSU plan (the "DSU Plan"), which is further described below under the heading "Deferred Share Unit Plan", and elected to fix an annual value to such grant at $120,000 for the non-executive Board members and $150,000 for the lead director ("Lead Director") and Chair of the Board. Furthermore, each new non-executive director was granted a one-time initial grant having a value of $200,000. With respect to the annual grant of DSUs to a non-executive director in the year following the receipt of the one-time initial grant of DSUs, such annual grant is pro- rated to take into account that the one-time initial grant of DSUs shall cover an initial period of twelve (12) months.

30	2024 Management Information Circular

All annual and one-time initial DSU grants, as well as annual retainers and attendance fees paid for 2023 to non- executive Directors are described below:

RETAINERS AND FEES
ANNUAL BASIC RETAINER – Board	($)
Non-executive director of the Board	40,000
Additional retainer allocated to the Chair of the Board	110,000
Additional retainer allocated to the Lead Director of the Board	90,000
ANNUAL RETAINERS – Committees/Members and Chairs	($)
Chair of the Audit and Risk Committee	20,000
Chair of the HR Committee	20,000
Chair of all other Committees	15,000
Non-executive member of a Committee	5,000
PER MEETING FEES – Attendance/Travel	($)
Board and Committee Meeting Attendance Fees
(in person or via conference call)	1,500
Special Committee Meeting Attendance Fees
(in person or via conference call)	1,500
Board and Committee Meeting Per Diem Fee
(payable to non-executive Directors who are required to travel for at least four hours to attend a meeting)	1,000
DSUs – Initial and Annual ($ Value)	($)
Annual grant to the Chair of the Board and Lead Director of the Board(1)	150,000
Annual grant to a non-executive director of the Board(1)	120,000
Initial one-time grant to a new non-executive director	200,000

NOTE:

(1) With respect to the annual grant of DSUs to a non-executive director in the year following the receipt of the Initial DSU Grant, such annual grant is pro-rated to take into account that the Initial DSU Grant shall cover an initial period of twelve (12) months.

In February 2024, the Board of Directors decided to discontinue the practice of a one-time initial grant of DSUs to newly appointed/elected non-executive Directors.

Director Compensation Table

The total value of retainers, attendance fees, share-based awards and other compensation paid by the Corporation to non-executive Directors in respect of meetings of the Board and its standing committees during the most recently completed financial year was $6,219,906 as summarized in the following table:

Name	Fees Earned ($)	Share-Based Awards ($)(1)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Joanne Ferstman(2)	221,864	150,000	-	-	-	-	371,864
Edie Hofmeister	103,489	120,000	-	-	-	2,000(3)	225,489
W. Murray John	108,170	120,000	-	-	-	-	228,170
Robert Krcmarov	89,159	73,350	-	-	-	-	162,509
Pierre Labbé	111,500	120,000	-	-	-	-	231,500
Norman MacDonald(2,4)	94,595	230,000	-	-	-	-	324,595
Candace MacGibbon(2)	108,092	120,000	-	-	-	-	228,092
John R. Baird(2,5)	124,614	120,000	-	-	-	-	244,614
Charles E. Page(6)	33,703	-	-	-	-	-	33,703
Sean Roosen(7)	228,493	724,500(8)	945,300(9)	-	-	2,271,077(10)	4,169,370

2024 Management Information Circular	31

NOTES:

(1) Share-based awards in the form of Initial DSU Grants were made under the DSU Plan as fully described under the heading "Long-term Incentive Compensation". The value of each DSU at the date of the annual grant, as per the terms of the DSU Plan, was $21.64 for all non-executive Directors, except for Mr. Sean Roosen for whom the value per unit of the DSUs granted was $18.67. Following the resignation of Mr. Roosen, the grant of DSUs was cancelled. Mr. MacDonald also received additional DSUs given his appointment as Chair of the Board. The per unit value of the additional DSUs awarded to the latter was $19.32.

(2) Attendance fees were paid to Directors who attended special meetings held in connection with the changes in leadership. These fees also include retainer fees paid to the members of the CEO Search Special Committee.

(3) Directors traveling more than 4 hours to attend meetings are entitled to a $1,000 per diem.

(4) Mr. Norman MacDonald was elected to the Board of Directors on June 7, 2023 and appointed as Chair of the Board on November 7, 2023.

(5) Mr. John Baird resigned as a Director of the Corporation effective January 31st, 2024. The 2023 grant of DSUs was cancelled upon his resignation.

(6) Mr. Charles E. Page did not stand for re-election at the annual meeting of Shareholders held on June 7, 2023.

(7) On July 4, 2023, Mr. Sean Roosen transitioned from his role as Executive Chair of the Board to a non-Executive Chair of the Board. Accordingly, his compensation as a non-Executive Director consisted of an annual retainer of $450,000. Upon his resignation as a Director on November 20, 2023, the Board of Directors designated Mr. Roosen as Chair Emeritus of the Board.

(8) This amount includes payments as an Executive officer of the Corporation, namely: (i) the value of $4,500 which represents the Corporation's contribution under the Employee Share Purchase Plan; (ii) 40,900 RSUs at a grant price of $17.61, as part of the annual grant under the long-term incentive program.

(9) Mr. Sean Roosen was granted 75,000 bonus options at a grant price of $18.67, which vested upon the appointment of a new Chief Executive Officer. He also received 83,300 options at a grant price of $17.61 as part of the annual grant to Executive officers under the long-term incentive program.

(10) This amount includes his severance payment upon his transition from Executive Chair to Chair on July 4, 2023; his 2023 payment under the short-term incentive program and a portion of his salary earned as an Executive officer of the Corporation from January 1st to July 4th, 2023.

The following table sets forth in detail each component of the total retainer, attendance fees and per diem paid to each non-executive Directors during the financial year ended December 31, 2023:

	Annual Retainer(1)				Attendance Fees(2) and Per Diem(3)
		Committee	Committee	Board	Committee	Per	Total
	Board Member	Member	Chair	Meetings	Meetings	Diem	Fees
Name	($)	($)	($)	($)	($)	($)	($)
Joanne
Ferstman	130,000	35,864	20,000	19,500	16,500	-	221,864
Edie
Hofmeister	40,000	23,500	8,489	21,000	10,500	2,000	105,489
W. Murray
John	40,000	24,159	6,511	19,500	18,000	-	108,170
Robert
Krcmarov	40,000	19,159	-	19,500	10,500	-	89,159
Pierre
Labbé	40,000	18,500	20,000	21,000	12,000	-	111,500
Norman
MacDonald(4)	38,912	18,694	8,489	12,000	16,500	-	94,595
Candace
MacGibbon	40,000	23,500	7,092	21,000	16,500	-	108,092
John R.
Baird(5)	40,000	35,114	15,000	21,000	13,500	-	124,614
Charles E.
Page(6)	17,363	4,341	-	7,500	4,500	-	33,703
Sean
Roosen(7)	228,493	-	-	-	-	-	228,493
TOTAL:	654,767	202,831	85,581	162,000	118,500	2,000	1,225,679

NOTES:

(1) Share-based awards in the form of Initial DSU Grants were made under the DSU Plan as fully described under the heading "Long-term Incentive Compensation". The value of each DSU at the date of the annual grant, as per the terms of the DSU Plan, was $21.64 for all non-executive Directors, except for Mr. Sean Roosen for whom the value per unit of his initial grant was $18.67. These fees also include retainer fees paid to Ms. Candace MacGibbon (Chair), Ms. Joanne Ferstman, Mr. John Baird and Mr. Norman MacDonald, who were members of the CEO Search Special Committee.

(2) Attendance fees were paid to Directors who attended special meetings held in connection with the changes in leadership.

(3) Directors traveling more than 4 hours to attend meetings are entitled to a $1,000 per diem.

(4) Mr. Norman MacDonald was elected to the Board of Directors at the annual meeting of Shareholders held on June 7, 2023, therefore, the retainer and attendance fee payments took effect upon his election.

(5) Mr. John Baird resigned as a Director of the Corporation effective January 31st, 2024.

(6) Mr. Charles E. Page did not stand for re-election at the annual meeting of Shareholders held on June 7, 2023.

(7) On July 4, 2023, Mr. Sean Roosen transitioned from his role as Executive Chair of the Board to a non-Executive Chair of the Board. He resigned as a Director on November 20, 2023.

32	2024 Management Information Circular

Deferred Share Unit Plan

The Corporation's DSU Plan, which is in effect since the date of its assent, April 30, 2014, was adopted to enhance the Corporation's ability to attract and retain talented individuals to serve as members of the Board of Directors or as officers of the Corporation and its subsidiaries and to promote alignment of interests between such individuals and Shareholders of the Corporation.

The number of DSUs credited to a director's account is calculated on the basis of the closing price of the Common Shares of the Corporation traded on the TSX on the day prior to the date of grant. Additional DSUs will automatically be granted to each participant whenever dividends are paid on the Common Shares of the Corporation.

As at December 31, 2023, the aggregate value of DSUs held by the Corporation's non-executive Directors was $7,040,401.

Outstanding Share-Based Awards and Option-Based Awards

The table below sets forth, for each non-executive director, information regarding share-based awards outstanding as at December 31, 2023. Non-Executive Directors are not entitled to option-based awards.

	Share-based awards			Option-based awards
		Market or	Market or
	Number of	payout value of	payout value of	Number of
	shares or units	share-based	vested share-	securities			Value of
	of shares that	awards that	based awards	underlying	Option		unexercised in-
	have not	have not	not paid out or	unexercised	exercise	Option	the-money
Name(1)	vested(2)	vested(2)	distributed(2)	options	price	expiration date	options
	(#)	($)	($)	(#)	($)	(yyyy-mm-dd)	($)
Joanne Ferstman	6,930	131,046	2,191,858	-	-	-	-
Edie Hofmeister	5,550	104,951	265,118	-	-	-	-
W. Murray John	5,550	104,951	641,995	-	-	-	-
Robert Krcmarov	3,390	64,105	219,734	-	-	-	-
Pierre Labbé	5,550	104,951	1,308,156	-	-	-	-
Norman MacDonald(3)	10,795	204,133	-	-	-	-	-
Candace MacGibbon	5,550	104,951	484,663	-	-	-	-
John R. Baird(4)	5,550	104,951	651,733	-	-	-	-
Charles E. Page(5)	-	-	675,276	-	-	-	-
Sean Roosen(6)	40,900(7)	2,649,291	-	75,000	18.67	2030-08-14	18,000
	50,500(8)			83,300	17.61	2028-02-28	108,290
	25,500(9)			108,800	14.27	2027-06-01	504,832
	23,200(9)			55,400	17.12	2026-06-25	99,166
				61,400	12.70	2026-03-01	381,294
				109,300	13.50	2025-05-15	591,313
				40,000	13.61	2024-05-03	212,000

NOTES:

(1) Mr. Sandeep Singh, former President and Chief Executive Officer of the Corporation, did not receive any compensation as director of the Corporation. Mr. Singh's compensation is further disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2) All DSUs granted by the Corporation in 2023 vest on the day prior to the next annual meeting of Shareholders following such grant (value calculated using $18.91, being the closing price of the Common Shares of the Corporation on the TSX on December 29, 2023.)

(3) Mr. Norman MacDonald was elected to the Board of Directors at the annual meeting of Shareholders held on June 7, 2023.

(4) Mr. John Baird resigned as a Director of the Corporation effective January 31st, 2024. As a result, the DSUs awarded to him in 2023 were cancelled.

(5) Mr. Charles E. Page did not stand for re-election at the Meeting to be held on June 7, 2023.

(6) Mr. Sean Roosen ceased to act as Executive Chair on July 4, 2023 and resigned as a Director of the Corporation on November 20, 2023.

(7) Such RSUs to vest in February 2026.

(8) Such RSUs to vest in June 2025.

(9) Such RSUs to vest in March and June 2024, respectively.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table discloses the aggregate dollar value that would have been realized during the year ended December 31, 2023 if the options had been exercised on the vesting date and DSUs and RSUs awards had been paid on their respective vesting dates.

2024 Management Information Circular	33

Name	Option-Based Awards Value Vested during the Year ($)	Share-Based Awards (DSUs/RSUs, as applicable) Value Vested during the year(1)(2) ($)	Non-Equity Incentive Plan Compensation Value earned during the Year(3) ($)
Joanne Ferstman	n/a	227,436	n/a
Edie Hofmeister	n/a	303,393	n/a
W. Murray John	n/a	181,992	n/a
Robert Krcmarov	n/a	251,457	n/a
Pierre Labbé	n/a	181,992	n/a
Norman MacDonald(4)	n/a	n/a	n/a
Candace MacGibbon	n/a	181,992	n/a
John R. Baird(5)	n/a	181,992	n/a
Charles E. Page(6)	n/a	181,992	n/a
Sean Roosen(7)	803,426	1,381,372	200,000

NOTES:

(1) Unless otherwise decided by the Board of Directors, all DSUs granted by the Corporation vest on the day prior to the next annual meeting of Shareholders following such grant.

(2) The value of vested DSUs is based on the closing price of the Common Shares on the TSX one day prior to the annual meeting of Shareholders held on June 7, 2023, being $21.64 multiplied by the number of DSUs vested in 2023.

(3) The Corporation's Non-Equity Incentive Plan Compensation does not apply to non-executive Directors, except for Mr. Roosen who was an Executive from January 1st to July 4th, 2023.

(4) Mr. Norman MacDonald was elected to the Board of Directors at the annual meeting of Shareholders held on June 7, 2023.

(5) Mr. John Baird resigned as a Director of the Corporation effective January 31st, 2024. As a result, the DSUs awarded to him in 2023 were cancelled.

(6) Mr. Charles E. Page did not stand for re-election at the Meeting to be held on June 7, 2023.

(7) Mr. Sean Roosen who received DSUs as a non-Executive Chair in August 2023, resigned as a Director of the Corporation on November 20, 2023. As a result of his resignation, the DSUs granted to him were cancelled.

Settlement of DSUs

The Corporation settled 65,157 DSUs to former Directors by issuing Common Shares of the Corporation, net of tax withholdings.

Options Exercised during the Year

Name	Number of Options Exercised (#)	Option Exercise Price ($)	Market Value Upon Exercise ($)	Gain Realized(1) ($)
Sean Roosen	4,200	12.97	18.35	22,596
Sean Roosen	2,688	13.61	18.33	12,687
Sean Roosen	3,570	12.19	18.31	21,848

NOTE:

(1) The pre-tax gain realized is calculated based on the difference between the closing price upon exercise and the exercise price of the options, multiplied by the number of options so exercised. Mr. Roosen was granted options prior to July 2023 as part of his role as Executive Chair.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the Corporation's knowledge, no proposed director is, at the date of this Circular, has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) while the proposed director was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) after the proposed director ceased to act in that capacity but which resulted from an event that occurred while that person was acting in such capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

To the Corporation's knowledge, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for Mr. W. Murray John, who was a director of insolvent African Minerals Limited, a company who appointed Deloitte LLP as its administrator by order of the High Court of Justice, Chancery Division, Companies Court on March 26, 2015 and Ms. Edie Hofmeister, who was a director of Minto Metals Corp., a company who appointed PricewaterhouseCoopers Inc. as Receiver of the company by order of the Supreme Court of British Columbia on July 24, 2023.

34	2024 Management Information Circular

In addition, to the knowledge of the Corporation, no proposed director has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Furthermore, to the knowledge of the Corporation, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

2024 Management Information Circular	35

 QUICK FACTS - EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION - GOVERNANCE	SAY ON PAY VOTE	Yes
	NEW IN 2024 - DOUBLE TRIGGER CHANGE OF CONTROL	Yes
	CLAWBACK PROVISION	Yes
	BURN RATES	DSUs: 0.03%
Options: 0.39%
RSUs: 0.13%
	OVERHANG	Options: 4.01%
	DILUTION RATIO	Options:1.69%
	CAPS ON COMPENSATION	Non-equity compensation and performance RSUs are capped at 200% of target
	INDEPENDENT COMPENSATION ADVISORS	Yes
COMPENSATION COMPONENTS	CASH COMPONENTS	Base Salary
Short-Term Incentive
⮚ 80% Team Approach
⮚ 20% Individual Performance
	LONG-TERM EQUITY COMPONENTS: (DETERMINED BASED ON A FACTOR OF THE TARGET CASH COMPONENT)	Options
40% of target Long-Term Incentive
⮚ Vesting over 3 years (1/3 at each anniversary of
grant)
⮚ 5-year term (maturity)
RSUs
60% of target Long-Term Incentive
⮚ 50% Time-based (3-year vesting)
⮚ 50% Performance-based (3-year vesting)
	NEW IN 2024 - EQUITY COMPONENTS:	Options: Target Long-Term Incentive
reduced from 40% to 20%

RSUs: Target Long-Term Incentive
increased from 60% to 80%
⮚ 50% Time-based (1/3 vesting at each anniversary
of the grant date)
⮚ 50% Performance-based (3-year vesting)
CEO COMPENSATION 2024	CASH COMPONENTS	Base Salary - $650,000
Short-Term Incentive (Target: 100% of base salary)
⮚ 80% Corporate Performance
⮚ 20% Individual Performance
	LONG-TERM EQUITY COMPONENTS (150% OF TOTAL TARGETED CASH COMPONENT)	Options: Target Long-Term Incentive - 20%
RSUs: Target Long-Term Incentive - 80%
50% Time-based (1/3 vesting at each anniversary of the
grant date)
50% Performance-based (3-year vesting)
SECURITIES OWNERSHIP GUIDELINES	BOARD	3 Times the Annual Basic retainer and DSUs
EXECUTIVES:
	⮚ New President and Chief Executive Officer:	5 Times Annual Base Salary (currently over 5 times the annual base salary)

	⮚ Vice President, Finance and Chief Financial Officer:	3 Times Annual Base Salary (currently reaches over 8 times the annual base salary)
	⮚ Vice-President, Legal Affairs and Corporate Secretary	3 Times Annual Base Salary (currently reaches over 11 times the annual base salary)
	⮚ Vice President, Corporate Development	2 Times Annual Base Salary (currently reaches over 3 times the annual base salary)

36	2024 Management Information Circular

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Governance

The Board of Directors of Osisko is responsible for establishing and administrating a compensation program for the executive team of the Corporation. The Board of Directors has delegated the oversight of the compensation program and human resources matters to the HR Committee, which is composed entirely of independent Directors. The HR Committee has the responsibility to ensure that the Corporation attracts and retains a senior leadership team that will develop and execute a strategic plan, with a view to deliver superior value over the long-term to the Corporation's Shareholders and other stakeholders. In carrying out its duties, the HR Committee consults the President and Chief Executive Officer, the Vice President, Finance and Chief Financial Officer and the Vice President, Legal Affairs and Corporate Secretary. The HR Committee may also hire and retain, from time to time, the services of external consultants, at its discretion. The HR Committee also reviews various senior management development programs, as well as a succession plan for key positions.

The Corporation also engages with Shareholders with respect to compensation matters in addition to submitting to its Shareholders annually an advisory resolution on Osisko's approach to executive compensation. The HR Committee assesses the compensation structure on an annual basis to ensure that it is aligned with corporate performance and Shareholders' interests.

Composition of the Human Resources Committee

The HR Committee is currently comprised of the following four Directors: Mr. Pierre Labbé (Chair), Ms. Joanne Ferstman, Ms. Edie Hofmeister and Ms. Candace MacGibbon, all of whom are independent as defined under Regulation 52-110.

Relevant Education and Experience of Members of the HR Committee

The Board recognizes the importance of appointing independent, knowledgeable and experienced members to the HR Committee, who have the necessary background in executive compensation and risk management to fulfill the HR Committee's duties and responsibilities. All members of the HR Committee have extensive experience as described in the Directors' biographies outlined previously. Specifically, they bring the following experience and skills set to the HR Committee:

Pierre Labbé

Mr. Pierre Labbé is Executive Vice-President, Finance of Fonds QScale S.E.C. since April 1st, 2022, a fast-growing company recognized for its innovative concept of eco-responsible computing centers. Over the years, Mr. Labbé has held senior positions in a number of industries that allowed him to acquire knowledge and experience in relation to human resource matters, including on compensation matters. In addition, Mr. Labbé holds a Bachelor's Degree in Business Administration and a license in accounting from Université Laval, Québec City. He is a member of Ordre des comptables professionnels agréés du Québec, the Chartered Professional Accountants of Canada and the Institute of Corporate Directors. He holds the ICD.D designation from the Institute of Corporate Directors.

Mr. Labbé joined the board of directors of the Corporation in 2015 and became member of the HR Committee in June 2020 and was appointed Chair of the HR Committee on May 12, 2021.

Joanne Ferstman

Ms. Ferstman's experience includes the development, implementation and maintenance of compensation programs in the financial industry and in an entrepreneurial environment as well as the negotiation of executive employment. Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant. As a professional accountant, Ms. Ferstman also has experience in risk management with respect to compensation management. She is Chair of the Corporation's Audit and Risk Committee and has many years of experience as chair and member of Human Resources/Compensation Committees of other public companies. She meets regularly with external compensation consultants and is up to date on compensation trends and philosophies.

Ms. Ferstman has been a member of the HR Committee since June 2014.

2024 Management Information Circular	37

Edie Hofmeister

Ms. Hofmeister has advised large and small multi-national extractive companies on legal and ESG matters for over twenty years. Most recently she served as Executive Vice President Corporate Affairs and General Counsel for Tahoe Resources where she led the Legal, Sustainability and Government Affairs departments and helped grow Tahoe from a junior exploration company to a mid-cap precious metals producer. Since 2006, she has worked alongside rural and indigenous communities in India, Peru, Guatemala, Mexico and Canada to enhance food, work and water security. Ms. Hofmeister received a Bachelor of Arts degree in international relations from UCLA, a Master of Arts degree in international peace studies from the University of Notre Dame and a Juris Doctor degree from the University of San Francisco.

Ms. Hofmeister was appointed to the HR Committee in June 2023 and her management experience as well as her expertise is a valuable addition to the HR Committee.

Candace MacGibbon

Ms. Candace MacGibbon has over 25 years of experience in the mining sector and capital markets. Through her senior positions in the mining industry and more recently as Chief Executive Officer of INV Metals Inc., a Canadian mineral resource company focused on the development and exploration of the Loma Larga gold property in Ecuador, she managed and motivated her executive team in a complex, foreign and challenging environment. Ms. MacGibbon is a chartered professional accountant she holds a Bachelor of Arts - Economics from the University of Western Ontario and a Diploma in Accounting from Wilfrid Laurier University.

In 2023, she received a Cybersecurity Certification from Cornell University and holds the ICD.D designation from the Institute of Corporate Directors. Ms. MacGibbon is enrolled in a Master of Arts Psychological Counselling Program.

Ms. MacGibbon was appointed to the HR Committee in May 2021.

Over the years, the Corporation has developed a number of features in connection with its compensation program aiming at mitigating risks taking, promoting pay-for-performance, ensuring an effective oversight by the HR Committee, ensuring that the Board and Management's interest are aligned with those of the Shareholders and attracting and retaining key employees. The table below provides a summary of such features.

The Corporation's Undertakings	Risk Mitigation	Pay for performance	Shareholder Alignment	Attract and retain
❖ Maintain a pay-for-performance philosophy in which meaningful executive compensation is at risk and is based on performance against pre-defined objectives that reflect our strategy		✓	✓	✓
❖ Incorporate long term view in all investment decision-making processes and ensure our compensation plan does not encourage inappropriate risk-taking	✓		✓
❖ Policy on recovery covers all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure” as described in the Policy on recovery	✓		✓
❖ Maintain an HR Committee of independent Directors who have the competencies, knowledge and experience to carry out their responsibilities; the HR Committee may retain an independent advisor	✓
❖ 50% of the RSUs are performance-based and settled in Common Shares of the Corporation on the third anniversary of the grant	✓	✓	✓	✓
❖ 50% of the RSUs are time-based and settled in Common Shares at the third anniversary of the grant date	✓		✓	✓
❖ All Named-Executives participate in the Employee Share Purchase Plan (the Corporation credits an amount equal to 60% of their contribution, up to a maximum of $9,000 per year)			✓	✓
❖ Corporate objectives are determined for the short-term and long-term awards, including personal objectives for the short-term incentive	✓	✓	✓
❖ Benchmarking executive cash compensation and share-based compensation against the Corporation’s peers				✓
❖ Maintain Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy, Code of Ethics, Whistleblowing Policy, Human Rights Policy, Conflict of Interest and Related Party Transaction Policy to protect the Corporation’s assets and conforming to the Corporation’s principles and act in the outmost respect in all business affairs	✓

38	2024 Management Information Circular

The Corporation's Undertakings	Risk Mitigation	Pay for performance	Shareholder Alignment	Attract and retain
❖ Hedging is prohibited for all Directors and officers of the Corporation	✓		✓
❖ Restrict insiders and others who have access to material undisclosed information from trading in the Corporation’s securities during blackout periods as provided under our Securities Trading Policy. Directors, officers and employees are required to pre-clear transactions before carrying out a trade in the securities of the Corporation	✓
❖ Directors and officers are subject to the Corporation’s Securities Ownership Guidelines (ranging from 2.0 to 5.0 times the level of relevant compensation)	✓		✓
❖ No payout of short-term incentive award when performance is below minimum threshold (payout ranges 0% to 200% of target)		✓	✓
❖ No guaranteed increases in compensation in employment agreements		✓
❖ No repricing, backdating or changes of options or other long-term incentive awards	✓		✓

Work Performed by the Human Resources Committee

The following summarizes the work highlights performed by the HR Committee between January 2023 and March 2024:

Compensation, Governance and Administrative Matters

The HR Committee reviewed:

• the organizational structure of the Corporation, including the hiring of executives as well as the Corporation's compensation philosophy, remuneration practices and governance related thereto; and monitored development in talent management;

• the proposed 2023 annual incentive objectives and the 2023-2025 long-term objectives, as well as the concurrent long-term grants (options and RSUs) and provided its recommendations to the Board of Directors;

• a number of policies including the policy on the prevention of psychological and sexual harassment in the workplace and the handling of complaints, human resources, health and safety policy and the policy on recovery of incentive compensation;

• the Corporation's four equity plans and recommended to the Board of Directors the approval of the 2023 annual grants of DSUs to non-executive Directors;

2024 Management Information Circular	39

• the Charter of the HR Committee and approved the Annual Work Program;

• the compensation disclosure contained in the Circular and recommended approval to the Board of Directors;

• the 2023 voting results for the advisory resolution on executive compensation ("Say-on-Pay");

• review of the 2023 short-term and long-term incentive payouts; and

• approval of objectives for the 2024 short-term incentive and 2024-2026 long-term incentive.

Succession Planning

The HR Committee regularly meets with Management of the Corporation. During these meetings, the members of the HR Committee have the opportunity to evaluate potential successors to senior Management. In addition, the HR Committee monitors training and development programs of Management. The Corporation has a succession planning program to ensure the development of talent for future roles and to be ready for unplanned departures and position vacancies. The Board of Directors is supported in this function by the HR Committee, which makes recommendations on the appointment, assessment, compensation and termination (as applicable) of the President and Chief Executive Officer and other senior executives. The HR Committee, with the assistance of Management, advises the Board on the Corporation's succession planning program, including the appointment, development and monitoring of senior executives. Each year, the Management team reviews the succession planning program and prepares a succession plan report covering a number of critical positions, including the President and Chief Executive Officer and other senior executives. For each critical position, candidates are identified and assessed as to their ability to fill such position in the short- to long-term. Individualized development plans to prepare such candidates may include leadership training, mentoring and other special programs. The annual succession plan report is presented to the HR Committee for review, analysis, discussion and reporting to the Board of Directors. As part of the 2023 changes to the Management team, the HR Committee concluded that the succession plan needs to be improved through mentoring and development of the executive team.

COMPENSATION DISCUSSION AND ANALYSIS

The compensation philosophy of the Corporation is based on providing a competitive base salary, along with short and long-term incentives that payout on the achievements of key performance and strategic goals, which will create value for Shareholders and other stakeholders over the long-term.

Named Executives

During the Corporation's fiscal year ended December 31, 2023, the following individuals were named executives ("Named Executives") of the Corporation and its wholly-owned subsidiary Osisko Bermuda Limited ("OBL"):

Name	Age	Position(s) held at Osisko
Paul Martin	63	Interim Chief Executive Officer ("Interim CEO")
Sandeep Singh	44	Former President and Chief Executive Officer ("Former CEO")
Frédéric Ruel	47	Chief Financial Officer and Vice President, Finance ("CFO")
André Le Bel	56	Vice President, Legal Affairs and Corporate Secretary ("VP Legal")
Iain Farmer	38	Vice President, Corporate Development ("VP Development")
Michael Spencer	37	Managing Director of OBL (the "OBL Named Executive")

In establishing the compensation programs for Messrs. Martin, Singh, Ruel, Le Bel and Farmer (the "OR Named Executives"), the HR Committee monitors compensation trends within the mining industry and seeks input from external advisors as required and may also conduct comparative studies. The HR Committee also monitors Shareholders' feedback on compensation, including the results of the annual advisory vote on compensation received from Shareholders. One of the key responsibilities of the HR Committee is to ensure that such compensation will allow the Corporation to attract and retain senior individuals to develop and execute the strategic plan of the Corporation to maximize Shareholder value.

The HR Committee monitors and reviews the inherent risks related to the compensation program. To date, the Corporation has generally been able to attract and retain Management talent to develop and execute its value creation plan.

40	2024 Management Information Circular

From 2014 to 2022, the Corporation advocated exclusively for a team approach for the short and long-term incentive compensation of the OR Named Executives given the small size of the team and the transactional nature of the Corporation's business model. Since 2022, the HR Committee added an individual component that accounts for 20% of the short-term incentive compensation. In 2023, based on the recommendation of the HR Committee, the Board of Directors approved the corporate objectives for OR Named Executives of the Corporation and mandated the Former CEO to establish individual objectives for the OR Named Executives, which was re-assessed by the Interim CEO.

OBL:

Given the size of OBL, it does not have a human resource committee; all matters relating to the company are managed by the OBL board of directors. The OBL board approves all hiring and compensation matters.

Independent Compensation Consultants

In 2023, the HR Committee mandated Hugessen Consulting Inc. ("Hugessen") to conduct a review and analysis of the executive compensation. Hugessen also assisted the HR Committee in determining the Corporate Objectives under the incentive programs, as well as in the selection of the Corporation's peer companies.

2023 Compensation Advisory Fees

The following table summarizes compensation consultant advisory fees related to OR Named Executives incurred by the Corporation in 2023 and in 2022:

	Fees incurred in 2023	Fees incurred in 2022
Hugessen Consulting Inc.
Compensation consulting services	$64,852	$95,188

Compensation Comparator Group

To support the members of the HR Committee in conducting a review of executive compensation, Hugessen reviewed the Corporation's compensation peer group.

Outlined below are the eight (8) publicly-traded Canadian companies that comprise the 2023 peer group ("2023 Peer Group"). The peers were selected based on criteria that included company size (market capitalization, total enterprise value, total assets and total revenues), geographic and industry/operations (mining operator / mining or oil and gas royalty business). The Corporation is positioned slightly below median across the sizing metrics (market capitalisation, total enterprise value and total assets value).

Company	Industry	Head Office	Market Cap (in $ M)(1)
Alamos Gold Inc.	Mining Operator	Canada	7,074
Altius Minerals Corporation	Mining Royalty	Canada	872
Eldorado Gold Corporation	Mining Operator	Canada	3,494
Lundin Gold Inc.	Mining Operator	Canada	3,934
PrairieSky Royalty Ltd.	Oil and Gas Royalty	Canada	5,545
Royal Gold, Inc.	Mining Royalty	U.S.A.	10,468
Sandstorm Gold Ltd.	Mining Royalty	Canada	1,982
Triple Flag Precious Metals Corp.	Mining Royalty	Canada	3,552
Peer Group Median	n/a	n/a	4,615
Osisko Gold Royalties Ltd	Mining Royalty	Canada	3,505

NOTE:
(1) As at December 31, 2023 (in CAD).

2024 Management Information Circular	41

Compensation Policy

Osisko and OBL:

As is typical in the royalty industry, the Corporation's executive compensation policy is comprised of a combination of cash, stock option grants and RSU grants to OR Named Executives and OBL Named Executive.

Components of the Compensation Program

The combination of base salaries, annual incentive, option grants and RSU grants (which are full value shares, payable in cash or in Common Shares, at the Corporation's discretion, as at the end of the three-year vesting period), is intended to ensure alignment of the interest of the executive team with that of Shareholders by focusing on long-term growth and to attract and retain talent in a competitive employment market. Grants of options and RSUs to OR Named Executives and OBL Named Executive are made on an annual basis, at a moment deemed appropriate by the HR Committee (or, in case of the OBL Named Executive, by the OBL board of directors). Annual incentive, option grants and RSU grants (timed-based and performance-based) represent the value at risk portion of the total compensation of each OR Named Executive and OBL Named Executive.

One third of each option granted vests on each of the first three anniversaries of such grant, unless otherwise decided by the HR Committee (or, in case of the OBL Named Executive, by the OBL board of directors), as provided for in the Stock Option Plan. RSU grants are generally subject to the following vesting terms: one half (1/2) is time- based and vests on the third anniversary of such grant while the remaining half (1/2) performance RSUs, which also vest on the third anniversary of such grant, is subject to the achievement of approved long-term objectives over a three-year period (as more thoroughly described below under the heading "Long-Term Incentive Compensation"). The HR Committee considers that such performance criteria improve the alignment of grant recipients with the Corporation's Shareholders' interests and further promotes value creation.

Options and RSUs also enable the Corporation to balance the ratio of long-term to short-term compensation to levels commensurate with mining industry peers and to enhance OR Named Executives' and OBL Named Executive's alignment with value creation for the Corporation's Shareholders. The Stock Option Plan, RSU Plan and the DSU Plan are further described under the heading "Long-Term Incentive Compensation" below.

42	2024 Management Information Circular

Pay Mix

Osisko and OBL:

Following are the targets for each of the four components of the compensation of the OR Named Executives and OBL Named Executive in comparison to the actual compensation they received for 2023:

NOTES:

(1) The OBL Named Executive, as an expatriate, is entitled to a cost of living subsidy equal to approximately $194,454 (US$144,072) as further discussed under the heading Base Salary.

(2) Given the inherent short nature of the mandate of the Interim CEO, his compensation structure differed from that of other Executives.

Management of Compensation Risks

The HR Committee structures the components of the compensation program to generate adequate incentives to increase Shareholder value in the long-term while maintaining a balance to limit excessive risk taking.

As part of measures in place to mitigate risks related to compensation structure, the HR Committee establishes the total compensation of the OR Named Executives based on a balanced approach between fixed and variable compensation components. The use of multiple components limits the risks associated with having the focus on one specific component and provides flexibility to compensate short to medium term goals and long-term objectives to maximize Shareholder value.

The fixed component of the OR Named Executives' compensation is essentially composed of the base salary, which represented between 21% and 47% of their total compensation in 2023. The components forming the remaining 53% to 79% represent the "value at risk" and aim to focus on the achievement of short to long-term objectives and are composed of an annual incentive (100% performance-based on a yearly basis) and annual grants of RSUs (one half of which is performance-based over a 3-year period) and options. The Interim CEO's compensation did not include RSUs given the nature of his role.

The long-term compensation comprises RSUs and options. The HR Committee believes that the Corporation's granting and vesting practices provide sufficient incentives to motivate the OR Named Executives in the long-term to increase the overall value of the Corporation and thereby provide an adequate alignment of their interest with those of the Shareholders.

Options granted annually vest over a three-year period and have a five-year term. The HR Committee considers that these characteristics provide sufficient incentives to motivate the OR Named Executives in the long-term to increase the overall value of the Corporation. Notwithstanding the foregoing, because of the nature of an option, market volatility may result in financial benefit, which may not be strictly related to the performance of the Corporation. In assessing the component and respective proportion of the elements forming part of the long-term compensation components for 2023, the HR Committee maintained options at 40% of the long-term incentive and 60% for RSUs (half performance-based) to ensure that interests of the OR Named Executives are aligned with those of the Shareholders.

2024 Management Information Circular	43

In February 2024, the HR Committee and the Board of Directors modified the long-term compensation mix to reduce the weighing of options to 20% and increase the RSUs to 80% (half of which remains performance-based) of the long-term incentive. These changes are effective and shall be applicable to awards starting in 2024.

Within the scope of ensuring best practices, the HR Committee adopted formal securities ownership guidelines in 2015, which were amended in November 2022 to further align the long-term interests of the OR Named Executives to those of the Shareholders. The level of ownership has been increased for Directors, OR Named Executives and other officers.

Additional information on the securities ownership guidelines is provided under the heading "Securities Ownership".

In the annual review of risks presented to the Corporation's Audit and Risk Committee, no specific risks were identified in connection with Executive compensation. As Ms. Joanne Ferstman, Ms. Candace MacGibbon and Mr. Pierre Labbé are members of the Audit and Risk Committee and of the HR Committee, they bring their knowledge, experience and insight on risk issues to the HR Committee. In case that a human resources or management compensation related risk be identified, such risk(s) would be disclosed to the HR Committee which is responsible to follow-up on the implementation of the associated recommendations. The HR Committee would then report the implementation results back to the Board of Directors.

Based on the review performed in the last financial year, no risks associated with the Corporation's compensation policies and practices that are likely to have a material adverse effect on the Corporation were identified. The HR Committee considers that the compensation mix, procedures, policies and guidelines currently in place to mitigate key risks relating to compensation are adequately managed and do not encourage excessive risk taking that would likely have a material adverse effect on the Corporation. The HR Committee will continue to monitor and review the Corporation's compensation policies and practices annually to ensure that no component of the Named Executives' compensation includes risk taking. In addition, the Independent Investment Review Committee examines investment proposals submitted by Management, which also contributes to mitigate risks relating to compensation as investment risks are adequately managed.

The compensation components are detailed below. The Corporation has not adopted any retirement benefits or pension plan for its Directors and officers.

OBL:

As part of measures in place to mitigate risk related to compensation structure, the OBL board of directors establishes the total compensation of the OBL Named Executive based on a balanced approach between fixed and variable compensation components. Because of the similarities between the compensation program of OBL and that of the Corporation, the Corporation considers that the OBL compensation program does not generate excessive risk taking.

Base Salary

The base salary is the only fixed component of the compensation of the OR Named Executives. The Corporation's policy is to establish base salaries for executive officers that are competitive with relevant salaries paid to executive officers of a comparator group, while recognizing executive officers' experience, competencies and track record of accomplishments and generally preserving a fair approach toward remuneration. Salary levels therefore reflect the overall corporate performance of the Corporation, comparative market data and individual performance. The salaries of the OR Named Executives are reviewed and, as applicable, adjusted yearly by the HR Committee considering the overall performance of the OR Named Executives, competitive market pay positioning, and, as applicable, general market conditions and other relevant sources of information.

44	2024 Management Information Circular

In February 2023, the HR Committee retained the services of Hugessen to review the competitiveness of compensation level for the Former CEO. However, due to the termination of the Former CEO in July 2023, there was no change to his compensation. Effective, July 1st, 2023, the salary of the VP Development was reviewed and increased from $236,000 to $295,000 and the targeted variable incentive components of his compensation were increased from 66.7% to 75% of the base salary (short-term incentive) and 75% of the total cash compensation (long-term incentive). The HR Committee concluded, after review, that such adjustments were appropriate.

Other than as described above, the HR Committee and the Board consider that the salaries are aligned with the current market and reflect the scope and responsibilities associated with the respective roles of the Executives in the Corporation's evolution.

OBL:

The base salary on the OBL Named Executive is established and paid in US dollars. It is the only fixed component of the compensation of the OBL Named Executive and it is established by the OBL board of directors with a view to be competitive, taking into consideration the executive officer's experience, competencies and track record of accomplishments. The salary of the OBL Named Executive is reviewed and, as applicable, adjusted yearly by the board of directors of OBL, taking into account the overall corporate performance of OBL and a variety of other factors including benchmarking against other entities (including the Corporation), general market conditions and other relevant sources of information.

In addition to his base salary, the OBL Named Executive is entitled to:

- an annual cost of living subsidy (the "COL Subsidy") equal to approximately $194,454 plus 20% of the OBL Named Executive's total target cash compensation. Payment of the COL Subsidy shall be made periodically as per the residential lease agreement of the OBL Named Executive.

Annual Incentive Compensation

The HR Committee believes that long-term growth of value for Shareholders is derived from the execution of short- and long-term approved strategic initiatives.

The annual incentive program for the OR Named Executives is 80% based on their performance as a team against corporate objectives approved by the Board of Directors. Bonuses are paid in full following awards approved by the Board of Directors, based on the recommendation of the HR Committee. The target for the total annual incentive compensation for OR Named Executives varies between 75% and 100% of their respective base salary. The short- term incentive for the Interim CEO was at the discretion of the Board of Directors. However, payment under the 2023 annual incentive compensation could range from 0% to a maximum of 200% of target, depending on the assessment of the achievement as determined by the Board of Directors. For greater clarity, annual incentive compensation does not represent a guaranteed compensation for the OR Named Executives as the determination of the performance relating to such compensation remains the sole prerogative of the Board of Directors who can decide not to pay any bonus to any OR Named Executive.

As part of its duties and responsibilities and in conjunction with year-end assessments, the HR Committee reviews the realization of the Corporation's objectives and meet with Management to discuss and consider each element contained in the corporate objectives. The HR Committee also meets in camera to discuss this matter.

The Corporation's 2023 short-term key objectives (the "2023 Key Objectives") consist of elements included in the following five main criteria, which are either quantitatively assessed or have meaningful criteria reviewed by the HR Committee, as well as the individual component:

2024 Management Information Circular	45

The following is a summary of achievements in respect of the 2023 Key Objectives, with further details provided in the table that follows.

1. Relative Performance

In 2023, the Corporation's share price increased by 19.4%, while its Performance Index median (composed of 7 royalty companies, the S&P Global Gold Index, gold price and silver price) increased by 0.9%. The performance was assessed at "maximum" level (i.e. 200% of the target).

2. Growth

This criteria was focused on adding near-term growth as well as quality of overall growth acquisitions. The Corporation added approximately 16,100 near-term gold equivalent ounces ("GEOs") to its profile in 2023. The performance was assessed at "maximum" level (i.e. 200% of the target).

3. GEOs Earned

For this criteria, the actual GEOs earned were compared to the approved forecasted guidance. In 2023, the Corporation earned 94,323 GEOs compared to the approved guidance ranging between 95,000 - 105,000 GEOs, slightly falling short of the guidance. Accordingly, as the results were within the 3% of the bottom of the guidance range, the performance of the Corporation was established at "threshold target" (i.e. 50% of the target).

4. Portfolio Management

The portfolio management objective aimed at maximizing the value of existing assets, including the equity book and high-value restructuring assets. While the Corporation concluded the sale of its entire equity position in Osisko Mining Inc. and continued to make progress on the restructuring of the Amulsar project, several assets underperformed, including the Renard mine and the equity position in Osisko Development. The HR Committee therefore assessed the performance at "below target". (i.e. 77% of the target).

46	2024 Management Information Circular

5. Environment, Sustainability and Governance ("ESG")

The Corporation developed a more substantive Sustainability report, which provided enhanced content to meet expectations of key stakeholders and Shareholders. The 2023 Sustainability report was released in June 2023. The Corporation also improved its Sustainalytics ESG, ISS Quality Score rating and maintained its MSCI ESG "A" rating.

The Corporation formalized its ESG due diligence tools for new opportunities. The HR Committee assessed the performance at "target level" (i.e. 100% of the target").

Assessment of 2023 Key Objectives by the HR Committee

The HR Committee reviewed Management's assessment of the 2023 achievements against the Corporation's objectives, discussed with Management and thereafter, the HR Committee met in camera to discuss and consider the collective and individual payout under the short-term incentive program.

The HR Committee provided its recommendation to the Board, which also deliberated with the presence of senior members of Management and approved the following assessment of the 2023 Key Objectives set forth below:

2023 Corporate Objectives		Target (%)	Achievement (%)
1.	PERFORMANCE: Relative TSR versus Performance Index	20	40.0
2.	GROWTH METRIC: Addition of steady state, near-term GEOs per annum as	20	40.0
	well as quality of overall growth acquisitions
3.	GOLD EQUIVALENT OUNCES (GEOs Earned): Actual GEOs earned	10	5.0
	compared to the approved forecasted guidance
4.	PORTFOLIO MANAGEMENT: Manage and maximize value of existing assets	15	11.5
5.	ESG: Enhancement of ESG reporting, Maintenance of ESG rankings, better	15	15.0
	formalizing of ESG diligence for new opportunities
		80	111.5

The HR Committee also received Management's recommendation relating to the individual performance of the OR Named Executives. Messrs. Ruel, Le Bel and Farmer were assessed on their results and impact on achieving corporate objectives and their strong leadership while the Corporation was undergoing a CEO and Executive Chair transition. In assessing the performance of the OR Named Executives, the HR Committee considered their ability to foster an environment of collaboration and teamwork, exhibiting leadership behaviors consistent with the organization's core vision and values. Further to the HR Committee's recommendation, the Board reviewed and discussed the recommendation of the HR Committee for the OR Named Executives and approved the following assessment and payment of the annual incentive award to the OR Named Executives, for the financial year ended December 31, 2023:

OR Named Executives	Target (%)	Achievement (%)
Paul Martin, Interim CEO(1)	n/a	n/a
Sandeep Singh, Former CEO(2)	n/a	n/a
Frédéric Ruel, CFO	20	36
Andre Le Bel, VP Legal	20	36
Iain Farmer, VP Development	20	36

NOTES:

(1) Based on the terms of his employment contract, the Interim CEO is eligible to receive a bonus, at the Board's discretion. Accordingly, the Board of Directors granted to Mr. Paul Martin a bonus in the amount of $100,000 to reflect his strong leadership in supporting the executive team and leading it towards the achievement of pre-defined objectives.

(2) In connection with the termination of his employment on July 4, 2023, Mr. Sandeep Singh received a severance pursuant to the terms of his employment contract, including a payment under the short-term incentive program.

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OR Named Executives	Value of the 2023 Annual Incentive Award ($)	Value of the 2022 Annual Incentive Award ($)
Paul Martin, Interim CEO	100,000	n/a
Sandeep Singh, Former CEO	330,000	672,750
Frédéric Ruel, CFO	442,500	310,500
Andre Le Bel, VP Legal	469,100	284,588(1)
Iain Farmer, VP Development	332,900	162,840

NOTE:

(1) Mr. André Le Bel's annual incentive award was $325,950, a portion of this amount was charged back by the Corporation to Falco Resources Ltd. (January 1st, 2022 to June 30th, 2022) and to Osisko Development (October 1st, 2022 to December 31st, 2022), for his services in 2022. Accordingly, the amounts shown herein for 2022 denote the actual amounts assumed by the Corporation in this respect.

OBL:

Given the size of OBL, it does not have a human resource committee; all matters relating to the company are managed by the OBL board of directors. The board of directors of OBL approves the corporate objectives and monitors and assesses the achievement thereof through the year and at year-end. Such objectives include the following metrics: growth, portfolio management, corporate and operational efficiency, corporate responsibility and return on equity.

For 2023, the OBL board of directors concluded, after assessment of achievements made by the company, that such objective had been achieved at a rate of 150%. The OBL board of directors approved the following payment of the annual incentive award to the OBL Named Executive, for the financial year ended December 31, 2023:

Named Executives	Value of the 2023 Annual Incentive Award ($)	Value of the 2022 Annual Incentive Award ($)
Michael Spencer, Managing Director	354,296	232,152

Long-term Incentive Compensation

Osisko and OBL:

The Corporation's long-term compensation program ensures the alignment of the OR Named Executives and the OBL Named Executive with Shareholders and other stakeholders in the value creation process. The long-term incentive compensation provides an effective retention measure for key senior executives. The establishment of a balance between short- and long-term incentive compensation is essential for the Corporation's sustained performance, including its ability to attract, motivate and retain a pool of talented executives in a very competitive employment market. To achieve this balance and to complement the existing Stock Option Plan, the Corporation adopted an Employee Share Purchase Plan and a RSU Plan.

The targeted quantum of the long-term component of the OR Named Executives' and OBL Named Executive compensation as a percentage of their total compensation is identified below, however such percentage remains subject to a review by the HR Committee and, as applicable, the board of directors of OBL:

Named Executives	Targeted Percentage of the long-term component of Named Executives' compensation over their total compensation
Paul Martin, Interim CEO	n/a
Sandeep Singh, Former CEO	60%
Frédéric Ruel, CFO	53%
André Le Bel, VP Legal	53%
Iain Farmer, VP Development	40%
Michael Spencer, Managing Director, OBL	50%

48	2024 Management Information Circular

 The Stock Option Plan, the Employee Share Purchase Plan, the RSU Plan and the DSU Plan are hereinafter collectively referred to as "Osisko's Long-Term Incentive Plans".

The HR Committee manages Osisko's Long-Term Incentive Plans with full authority. The HR Committee reviews ad hoc and annual grants of options and RSUs based on recommendations made by the CEO for his direct reports and the Chair of the Board in respect of DSUs to be granted to non-executive Directors. The HR Committee, in turn, considered such recommendations and, as appropriate, made recommendations to the Board of Directors, including any awards for the CEO. In reviewing Management's recommendation relating to grants under the Long- Term Incentive Plans, the HR Committee and the Board of Directors may take into account past grants. In the case of grants to the OBL Named Executive, the HR Committee and the Board of Directors act on the recommendation of the OBL board of directors.

Options

In 2023, the Shareholders re-confirmed the Stock Option Plan, which was initially approved in 2014, allowing for the grant of options to officers and employees of the Corporation and its subsidiaries, designated by the Board of Directors, at its entire discretion, to align their interest to those of Shareholders.

Options may be granted at an exercise price determined by the Board but shall not be less than the closing market price of the Common Shares on the TSX on the day prior to their grant. No participant shall be granted an option which exceeds 2.5% of the issued and outstanding Common Shares at the time of granting of the option. The number of Common Shares issued to insiders of the Corporation within one year and issuable to the insiders of the Corporation at any time under the Stock Option Plan or combined with all other share compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares. The duration and the vesting period are determined by the Board. However, the expiry date may not exceed seven years after the date of grant. To date, all grants are set to expire five years after the date of grant, with the exception of options granted to Messrs. Martin and Roosen in August 2023, which grants have a term of seven (7) years.

The tables below provide additional information on the Stock Option Plan, RSU Plan and DSU Plan for the relevant financial years.

Burn Rate - Options

Year	Options granted (#)	Weighted average Number of Common Shares issued and outstanding (#)	Burn Rate(1) (%)
2023	728,700	184,865,080	0.39
2022	684,100	179,998,000	0.38
2021	763,700	167,248,000	0.46

NOTE:

(1) Burn Rate: means the total number of options granted in a year divided by the weighted average number of Common Shares for the applicable fiscal year.

Overhang - Options

Year	Options Available for Issue (#)	Options Outstanding (#)	Total Available and Outstanding (#)	Weighted average Number of Common Shares issued and outstanding (#)	Overhang Ratio(1) (%)
2023	4,291,861	3,122,000	7,413,861	184,865,080	4.01
2022	3,906,087	3,454,452	7,360,539	179,998,000	4.09
2021	3,131,911	3,527,833	6,659,744	167,248,000	4.00

NOTE:

(1) Overhang: means the number of options available to be granted, plus the number of options granted but not exercised divided by the weighted average of the number of Common Shares for the applicable fiscal year.

2024 Management Information Circular	49

 Burn Rate - RSUs

Year	RSUs granted (#)	Weighted average Number of Common Shares issued and outstanding (#)	Burn Rate(1) (%)
2023	235,540	184,865,080	0.13
2022	275,520	179,998,000	0.15
2021	293,610	167,248,000	0.18

NOTE:

(1) Burn Rate: means the total number of RSUs granted in a year divided by the weighted average number of Common Shares for the applicable fiscal year.

Burn Rate - DSUs

Year	DSUs granted (#)	Weighted average Number of Common Shares issued and outstanding (#)	Burn Rate(1) (%)
2023	56,895	184,865,080	0.03
2022	78,200	179,998,000	0.04
2021	64,720	167,248,000	0.04

NOTE:

(1) Burn Rate: means the total number of DSUs granted in a year divided by the weighted average number of Common Shares for the applicable fiscal year.

The terms and conditions of the Stock Option Plan are more specifically addressed under the heading "Security- Based Compensation Arrangements" below.

Restricted Share Units (RSUs)

The purpose of the RSU Plan is to assist the Corporation in attracting and retaining individuals with experience and ability, to allow certain employees of the Corporation and its subsidiaries designated at the HR Committee's discretion, to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the employees designated under this RSU Plan and those of Shareholders.

The vesting of half of each annual RSU grant is subject to performance criteria unless otherwise determined by the HR Committee, all annual RSU grants are subject to the following vesting terms: one half (1/2) is time-based and will vest on the third anniversary of such grant; the remaining portion (1/2) will also vest on the third anniversary of such grant but is subject to performance criteria approved by the HR Committee and the Board of Directors. For greater clarity, the settlement of performance-based RSUs granted as part of the annual long-term incentive compensation does not represent a guaranteed compensation item for the OR Named Executives or the OBL Named Executive as the determination of the performance relating to such RSU grant remains the sole prerogative of the Board of Directors (or the OBL board of directors, as applicable) based on approved objectives.

The HR Committee believes that performance criteria attached to part of the annual RSU grant improves the alignment of RSU recipients with those of Shareholders of the Corporation and promotes sustainable growth and value creation and the achievement of key long-term corporate objectives. The HR Committee monitors the achievement of these performance criteria on a regular basis.

Whenever dividends are paid in Common Shares, additional RSUs are automatically granted to each participant who holds RSUs on the record date for such dividend. Following the vesting date, RSUs are settled, at the discretion of the Corporation, in Common Shares, in cash (in which case for an amount equivalent to the product of the number of vested RSUs multiplied by the closing price of a Common Share on the TSX on the day prior to the payment date) or a combination of both Common Shares and cash, less applicable withholdings.

The HR Committee may, at its entire discretion, accelerate the terms of vesting of any outstanding RSU in circumstances it deems appropriate. In the event of a change of control as defined in the RSU Plan, all RSUs outstanding on the change of control date become immediately vested, irrespective of performance conditions, if any.

50	2024 Management Information Circular

Unless otherwise determined by the Board of Directors (or, in the case of the OBL Named Executive, by the OBL board of directors), in the event a participant resigns or is terminated by the Corporation (or OBL, as applicable) for cause, all outstanding RSUs are cancelled. As for those participants who cease to be an employee as a result of death, termination without cause, retirement or long-term disability, the vesting of:

• the time-based component portion of each RSU grant will be prorated based on the sum of the number of days during which certain benefits of employment are contractually maintained and those actually worked from the date of grant of such RSUs up until the date of termination without cause, over the number of days of the original vesting schedule in relation to such grant; and

• all performance based RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs up until the date of termination without cause, over the original vesting schedule in relation to such grant; the number of vested performance based RSUs resulting from such prorated calculation is multiplied by the performance percentage to be determined by the Board of Directors.

For 2023, the values of RSU grants were based on recommendations made by the former Executive Chair of the Board and the Former CEO (or, in the case of the OBL Named Executive, by the OBL board of directors), except in respect of grants to themselves, and the closing price of a Common Share on the TSX on the day prior to the grant date.

In connection with the 2020 grant of RSUs, the 3-year performance long-term objectives (the "2020 Long-Term Objectives") approved by the HR Committee included the following metrics:

The HR Committee has been monitoring the achievement of the 2020 Long-Term Objectives for the last three years and in February 2023 assessed performance against said objectives. To this end, Management presented to the HR Committee its assessment of the Corporation's achievements pursuant to the 2020 Long-Term Objectives as follows:

(i) Growth in GEOs Earned (25%)

The target established for this criteria was set at 95,000 GEOs. The Corporation earned 89,367 GEOs, excluding GEOs earned from the Renard diamond stream. Since this objective was not reached, the HR Committee determined the score at 0%.

2024 Management Information Circular	51

(ii) Relative Shareholders Returns (TSR) (50%)

Taking into account the change in total value, including the reinvestment of dividends over the measurement period (July 1, 2020 to December 31, 2022), compared to the Performance Index, the Corporation's result, using the median, indicated a performance differential of over 12% in the TSR versus the Performance Index Return. The HR Committee considered that Management exceeded the achievement of this objective and determined a score above target (i.e. 200% of target).

(iii) Strategic-Oriented Metric (25%)

The end of the measurement period for achieving this goal was set at December 31, 2022. Three (3) goals were set and the Corporation met 2 of the 3 goals for this objective, namely: (i) the Cariboo feasibility study was delivered by Osisko Development, and (ii) in November 2020, the Corporation completed the spin-off of its mining assets and activities, including the Cariboo gold project and created Osisko Development, concurrently with a financing of $100.1 million. The third goal was set for the attainment of permits on the Cariboo gold project, which was significantly advanced. The HR Committee considered that this objective was met and determined a score of 25% (i.e. 100% of target).

Assessment of 2020 Long-Term Objectives by the Committee

The 2020 Long-Term Objectives were approved by the Board of Directors in 2020, upon recommendation of the HR Committee. The HR Committee regularly monitored the progress made by Management toward achieving said long-term objectives. As part of its duties and responsibilities and in conjunction with the end of period assessment, the HR Committee reviewed and discussed with Management the assessment of achievements against the Corporation's 2020 Long-Term Objectives. Following such review and considering Management's self- assessment, the HR Committee recommended an achievement score of 125% of target.

Upon recommendation of the HR Committee, the Board of Directors deliberated and concurred with the HR Committee and approved the assessment of the 2020 Long-term Objectives at 125% as evidenced below. These RSUs were settled in Common Shares of the Corporation. The portion of the RSUs that is time based (representing 50% of the 2020 grant) is paid in full upon vesting. All RSUs are paid in Common Shares of the Corporation taking into account the applicable tax withholdings so that the Corporation issues only such number of Common Shares the value of which equals the net amount to be received by the Named Executives.

2020 - 2022 RSU OBJECTIVES	ALLOCATION	ACHIEVEMENT
Growth in Gold Equivalent Ounces Earned	25%	0%
Relative Shareholder Return versus Performance Index	50%	100%
Strategic-Oriented Metric	25%	25%
TOTAL:	100%	125%

Based on the foregoing, the Board (and, in the case of the OBL Named Executive, the OBL board of directors) approved the following payment in connection with the 2020 Long-Term Incentive Award to the Named Executives. These RSUs were settled in Common Shares at the settlement date based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the settlement date. The Board met on February 23, 2023 to determine the payout of the performance-based RSUs; all such RSUs vested and were settled on May 15, 2023 in Common Shares of the Corporation, taking into account mandatory withholdings, at a price of $23.28 per RSU, being the closing market price of the Common Shares of the Corporation traded on the TSX on May 12, 2023, being a business day prior to the vesting date.

52	2024 Management Information Circular

Named Executives	RSUs granted in 2020 (#)(1)	Total 2020 RSUs Vested (#)(2)	Total payout under the 2020 Long-Term Incentive Award ($)(3)	Common Shares issued (#)(3)
Paul Martin(4) Interim CEO	n/a	n/a	n/a	n/a
Sandeep Singh Former CEO	104,524	117,589	2,737,472	54,643
Frédéric Ruel CFO	27,274	30,683	714,300	14,258
Andre Le Bel VP Legal	33,836	38,065	886,153	17,688
Iain Farmer VP Development	10,930	12,296	286,251	5,741
Michael Spencer Managing Director of OBL	17,386	19,559	455,334	19,559

NOTES:

(1) Adjusted to take into account dividends paid since the grant as per the terms of the RSU Plan.

(2) Adjusted to take into account dividends paid since the grant and the actual performance payout factor.

(3) Represents the number of Common Shares issued taking into account the net value of the payout of the 2020 Long-Term Incentive Award for each Named Executive after applicable withholdings and dividing such value by the value of the Common Shares as of the settlement date, being May 12, 2023.

(4) Mr. Paul Martin was appointed Interim CEO of the Corporation on July 4, 2023.

The terms and conditions of the RSU Plan are more specifically addressed under the heading "Security-Based Compensation Arrangements" below.

Deferred Share Units (DSUs)

The DSU Plan has been established to enhance the Corporation's ability to attract and retain talented individuals to serve as members of the Board of the Corporation and its subsidiaries and to promote for greater alignment of interests between such persons and the Shareholders of the Corporation.

Pursuant to the DSU Plan, the Board of Directors may designate, from time to time and at its sole discretion, the non-executive Directors of the Board or of the board of directors of a subsidiary to become participants of the DSU Plan.

In order to further improve alignment of interests between Directors and Shareholders, the Board of Directors can determine the vesting of any DSU so granted. In principle, all DSUs granted to non-executive Directors shall vest on the day prior to the next annual meeting of Shareholders following such grant however, if the next annual meeting is to be held in less than 6 months from the date of grant, the Board will usually postpone the vesting of such DSU to the day prior to the annual meeting of Shareholders following the next annual meeting of Shareholders.

Vested DSUs become payable no later than the last business day in December of the first calendar year commencing after the termination of their Board mandate. Vested DSUs are settled at the settlement date, at the Corporation's discretion, in Common Shares, in cash (for an amount equivalent to the product of the number of vested DSUs multiplied by the closing price of a Common Share on the TSX on the day prior to the payment date) or in a combination of cash and Common Shares, in each case, less applicable withholdings.

For U.S.-based Directors, vested DSUs become payable during the year after the termination of their Board mandate or the next subsequent year, as determined by them at the time of the respective grant, but no later than the last business day in December of the first calendar year commencing after the termination of their mandate.

DSUs may only be awarded to non-executive Directors.

2024 Management Information Circular	53

Employee Share Purchase Plan

In 2015, the Board of Directors of the Corporation approved an employee share purchase plan to encourage eligible employees ("Eligible Employees") to hold, on a permanent basis, Common Shares. Under the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee's contribution then held in trust by the Corporation. The Eligible Employee's contribution shall be of a minimum of $100 monthly but shall not exceed in any event 10% (unless otherwise provided by the committee authorized to oversee the Employee Share Purchase Plan) of the Eligible Employee's basic annual remuneration (exclusive of any overtime pay, bonuses or allowances of any kind whatsoever) before deduction and shall be subject to a maximum contribution of $1,250 per month. The terms and conditions of the Employee Share Purchase Plan are more specifically addressed under the heading "Security-Based Compensation Arrangements" below.

Benefits

The Corporation's executive officers benefit program includes life, medical, dental and disability insurance, outplacement services (in case of termination without cause, including as a result of a change of control) and other benefits. Such benefits are designed to be competitive with other comparable Canadian enterprises.

PERFORMANCE GRAPH

The following graph compares the total cumulative Shareholder return for $100 invested in the Corporation's Common Shares on January 1st, 2019 with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed financial years. It also presents the grant value and actual value of the compensation of the OR Named Executives of the Corporation for the same period, excluding the severance paid to the Former CEO or other former executives.

Realized Value: refers to total compensation of the Named Executives, adjusted for the actual payout amount of the share-based awards and realized amount of the option-based awards when applicable or the fair value based on the closing price of the Common Shares on the TSX on December 29, 2023, being $18.91, when not yet realized.

	Osisko Gold Royalties Ltd	S&P/TSX Composite Index
December 31, 2019	$100.00	$100.00
December 31, 2020	$129.42	$102.17
December 31, 2021	$125.93	$124.38
December 31, 2022	$134.40	$113.61
December 31, 2023	$156.85	$122.83

54	2024 Management Information Circular

Over a five-year period, the share price of the Corporation has generally exceeded the S&P/TSX Composite Index. Further to the transfer of senior executives to Osisko Development effective January 1st, 2021, the overall level of compensation of the Named Executives was materially reduced while the share price continually improved and exceeded the S&P/TSX Composite Index.

CHIEF EXECUTIVE OFFICER COMPENSATION LOOKBACK

The table below sets forth the total compensation awarded to the individual acting as Chief Executive Officer of the Corporation for the following three years from all compensation components:

Year	Base Salary ($)	Value of Share- Based Awards ($)	Value of Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Total Compensation ($)
2023(1)	499,980	-	465,300	100,000	1,065,280
2022(2)	650,000	1,179,000	780,000	672,750	3,281,750
2021(2)	600,000	999,000	660,000	615,000	2,874,000

NOTES:

(1) Refers to the compensation of Mr. Paul Martin, Interim CEO of the Corporation.

(2) Refers to the compensation of Mr. Sandeep Singh, Former CEO of the Corporation.

The following table compares the total direct compensation awarded to the Former CEO and Interim CEO to the actual value they received over the last three years compared to shareholder return over the same period. Actual compensation includes base salary, actual annual incentive plan award, value of vested RSUs at payout or value of RSUs outstanding at December 31, 2023 and value of options upon exercise or value of in-the-money options outstanding at December 31, 2023.

				Value of $100
Year	Total Direct Compensation Awarded(1) ($)	Actual Total Direct Compensation Value as of December 31, 2023(2) ($)	Period	CEO	Shareholder
2023(3)	1,065,280	617,980	2023-01-01 to 2023-12-31	$58	$116
2022(4)	3,281,750	2,851,439	2022-01-01 to 2023-12-31	$87	$122
2021(4)	2,874,000	3,754,328	2021-01-01 to 2023-12-31	$131	$117
Average 2021 - 2023:				$92	$118

NOTES:

(1) These amounts include the base salary, actual bonus paid and long-term incentive plan value at time of grant (options).

(2) These amounts include the base salary, actual bonus paid, value of unvested RSUs at payout and value of exercised options (using the exercise price) and in-the-money options, at the closing price on the TSX on December 29, 2023, being $18.91.

(3) Refers to the compensation of Mr. Paul Martin as Interim CEO of the Corporation.

(4) Refers to the compensation of Mr. Sandeep Singh as Former CEO of the Corporation.

CHIEF EXECUTIVE OFFICER SECURITIES OWNERSHIP AND VALUE AT RISK

Given the nature of the role of the Interim CEO, the total value of vested and unvested Osisko securities owned by him as at December 31, 2023 totaled $244,920. The value of 12,000 Common Shares is based on the closing price on the TSX on December 29, 2023, being $18.91 and the value of the 75,000 vested options is based on the difference between the closing price on the TSX on December 29, 2023, being $18.91, and the exercise price of the options $18.67, multiplied by the number of options vested and unvested.

EXECUTIVE COMPENSATION

The following table sets forth, to the extent required by applicable securities legislation, all annual and long-term compensation assumed by the Corporation (net of any amount received or back charges from any associate companies) for services in all capacities to the Corporation for the three most recent completed financial years in respect of Named Executives.

2024 Management Information Circular	55

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-Based Awards(1)(2) ($)	Option-Based Awards(3) ($)	Non-Equity Incentive Plan		Pension Value ($)	All Other Compensation ($)	Total Compensation (OR and OBL) ($)
					Compensation ($)
					Annual Incentive Plan	Long-Term Incentive Plan
Paul Martin(4) Interim CEO	2023	499,980	–	465,300	100,000	–	–	–	1,065,280
	2022	–	–	–	–	–	–	–	–
	2021	–	–	–	–	–	–	–	–
Sandeep Singh(5) Former CEO	2023	330,000	1,174,500	780,000	330,000	–	–	2,260,784	4,875,284
	2022	650,000	1,179,000	780,000	672,750	–	–	–	3,281,750
	2021	600,000	999,000	660,000	615,000	–	–	–	2,874,000
Frédéric Ruel CFO	2023	300,000	423,000	276,000	442,500	–	–	–	1,441,500
	2022	300,000	423,000	276,000	310,500	–	–	–	1,309,500
	2021	275,000	462,100	235,400	281,900	–	–	–	1,254,400
André Le Bel VP Legal	2023	318,000	447,840	292,560	469,100	–	–	–	1,527,500
	2022(6)	247,988	420,413	274,275	284,588	–	–	–	1,227,263
	2021(6)	217,725	547,840	262,084	283,025	–	–	–	1,310,674
Iain Farmer VP Development	2023	265,500	166,333	104,890	332,900	–	–	–	869,620
	2022	236,000	166,330	104,890	162,840	–	–	–	670,060
	2021	226,867	150,600	94,400	121,000	–	–	–	602,000
Michael Spencer(7), Managing Director of OBL	2023	236,198	285,000	190,000	354,296	–	–	312,553(8)	1,378,046
	2022	222,848	242,880	161,920	232,152	–	–	276,620(8)	1,136,420
	2021	200,560	243,600	162,400	205,574	–	–	260,818(8)	1,072,952

NOTES:

(1) As per the terms of the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee's contribution up to a maximum contribution of $9,000 per year. The Corporation's contributed amount to the Employee Share Purchase Plan is included in the value of the share-based awards column, as applicable.

(2) Pursuant to the RSU Plan of the Corporation, RSUs were awarded on February 27, 2023, subject to the vesting terms, which consist of the following terms: one half (1/2) is time-based and vesting in 2025, while the remaining portion (1/2) will also vest in 2025, subject to performance criteria toward achievement of the 2023 Long-Term Objectives over a three-year period. The unit grant price on such date was $17.61.

(3) Both the grant date fair value and accounting fair value for option-based awards are calculated using the Black-Scholes option pricing model. Specifically, a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant:

Grant Date	Risk Free Interest	Expected Average Life	Expected Volatility	Expected Dividend Yield	Fair Value
August 11, 2023	4.08%	4 years	41%	1.5%	$6.204
February 27, 2023	3.69%	4 years	41%	1.5%	$5.763
June 1, 2022	2.63%	4 years	40%	1.5%	$4.412
June 25, 2021	0.85%	4 years	39%	1.5%	$4.772
March 1, 2021	0.70%	4 years	40%	1.6%	$3.511
May 15, 2020	0.32%	4 years	39%	1.5%	$3.622
December 31, 2019	1.66%	5 years	34%	1.6%	$3.523
May 3, 2019	1.62%	4 years	34%	1.5%	$3.444

However, the share-based compensation expense included in the Corporation's financial statements are accounted for based on vesting terms reflecting the fair value amortized for the period in accordance with International Financial Reporting Standards requirements. As part of the employment terms of Mr. Paul Martin, the Board granted 75,000 options to the latter with a vesting that is the earlier of the date on which his employment agreement is terminated or on the date of his resignation and having a term of 7 years.

(4) Mr. Paul Martin was appointed as Interim CEO on July 4, 2023.

(5) Mr. Sandeep Singh's employment was terminated on July 4, 2023. The amount reflected under other compensation, reflects Mr. Singh's severance payment as per the terms of his employment agreement.

(6) While Mr. André Le Bel's base salary is $318,000, a portion of his salary was charged back by the Corporation to Falco Resources Ltd. (January 1st, 2022 to June 30th, 2022) and Osisko Development (October 1st, 2022 to December 31st, 2022), both of which are associate companies, for his services. Accordingly, the amounts shown under the columns "Salary", "Share-Based Awards", "Option-Based Awards" and "Annual Incentive Plan" denote the actual amounts assumed by the Corporation in this respect.

(7) As Mr. Spencer's cash compensation is in U.S. dollar, his compensation was converted in Canadian dollars using the average foreign exchange rate for each applicable year (2023: 1.3497, 2022:1.3013, and 2021: 1.2535).

(8) Amounts under all other compensation reflect the COL Subsidy plus 20% of the total cash compensation.

56	2024 Management Information Circular

Total Compensation Assumed by the Corporation

Year	OR Named Executives Total Salary ($)	OR Named Executives Total Share-Based Awards ($)	OR Named Executives Total Option-Based Awards ($)	OR Named Executives Total Annual Incentive ($)	OR Named Executives Total All Other Compensation ($)	OR Named Executives Total Compensation Assumed by Osisko ($)
2023(1)	1,619,678	1,322,170	1,328,750	1,698,796	312,553	6,281,946(1)
2022	1,820,835	2,994,293	1,972,195	1,913,989	276,620	8,977,932
2021	1,693,285	2,981,540	1,799,884	1,795,499	260,818	8,531,026

NOTE:

(1) For 2023, these amounts take into account the compensation of the Interim CEO and exclude that of the compensation paid to the Former CEO.

The following table shows the total compensation of the OR Named Executives for the last five (5) years, as well as the total compensation for the OR Named Executives as a percentage of the cash margin and as a percentage of Shareholders' equity. For the most recent five years, the Corporation continued establishing its long-term asset base and it was expected that in the initial years, the ratios would be higher than more established companies. The results demonstrate that, except in 2019 and 2020, where the team grew in conjunction with an acquisition and in connection with the hiring of the Former CEO, the ratios have generally been improving; the decrease in the ratios for 2021 and 2022 is mainly attributable to the fact that the compensation of the executives of Osisko Development, post spin-out and deconsolidation, was no longer accounted for.

Year	Total compensation of Named Executives ($)	Total compensation of Named Executives as percentage of Cash Margin(1) (%)	Total compensation of Named Executives as percentage of Shareholders' Equity (%)
2023(2)	6,281,946	2.7	0.4
2022	8,977,932	4.5	0.5
2021	8,531,026	4.6	0.5
2020	12,618,000	8.4	0.7
2019	10,269,000	7.9	0.7

NOTES:

(1) Cash margin reflects revenues less cost of sales (excluding depletion). Cash margin is a Non-IFRS financial performance measure which has no standard definition under the IFRS. Please refer to the Non-IFRS Financial Performance Measures section of the annual MD&A.

(2) For 2023, these amounts take into account the compensation of the Interim CEO and exclude that of the compensation paid to the Former CEO.

Outstanding Share-based Awards and Option-based Awards

The table below sets forth a summary of all the Corporation's awards outstanding at the end of the financial year ended December 31, 2023. All values shown in this table were calculated using the closing price of $18.91, which was the closing price of the Common Shares on the TSX on December 29, 2023.

Name	Option-Based Awards				Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date (yyyy-mm-dd)	Value of Unexercised In- the-Money Options ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested ($)	Market or Payout Value of Vested Share- Based Awards not paid out or distributed ($)
Paul Martin(2)	75,000	18.67	2030-08-11	18,000	-	-	-
Interim CEO
Sandeep Singh	45,133	17.61	2028-02-27	58,673	24,553(3)	2,334,440
Former CEO	117,867	14.27	2027-06-01	546,903	51,395(4)
	188,000	12.70	2026-03-01	1,167,480	72,055(5)
	250,000	12.70	2026-12-31	1,552,500
	249,400	13.50	2025-05-15	1,349,254
Frédéric Ruel	47,900	17.61	2028-02-27	62,270	23,600(3)	1,077,870
CFO	62,600	14.27	2027-06-01	290,464	29,100(4)
	67,100	12.70	2026-03-01	416,691	27,900(5)		-
	65,000	13.50	2025-05-15	351,650
	54,800	13.61	2024-05-03	290,440

2024 Management Information Circular	57

Name	Option-Based Awards				Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date (yyyy-mm-dd)	Value of Unexercised In- the-Money Options ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested ($)	Market or Payout Value of Vested Share- Based Awards not paid out or distributed ($)
André Le Bel	50,800	17.61	2028-02-27	66,040	25,000(3)	1,236,714
VP Legal	66,400	14.27	2027-06-01	308,096	30,800(4)
	74,700	12.70	2026-03-01	463,887	34,600(5)		-
	69,900	13.50	2025-05-15	378,159
	84,900	13.61	2024-05-03	379,480
Iain Farmer	18,300	17.61	2028-02-27	23,790	9,000(3)	421,693
VP Development	23,800	14.27	2027-06-01	110,432	11,100(4)		-
	26,900	12.70	2026-03-01	167,049	11,200(5)
	26,100	13.50	2025-05-15	141,201
	19,600	13.61	2024-05-03	103 880
Michael Spencer	33,000	17.61	2028-02-27	42,900	16,200(3)	686,433
Managing Director	36,700	14.27	2027-06-01	170,288	17,100(4)
OBL	46,300	12.70	2026-03-01	287,523	19,200(5)		-
	41,500	13.50	2025-05-15	224,515
	43,700	13.61	2024-05-03	231,610

NOTES:

(1) Pursuant to the RSU Plan, the vesting terms generally consist of the following terms: half (1/2) is time-based (3 years) and the remaining portion (1/2) is also timed based (3 years) and subject to performance criteria toward achievement of the Long-term objectives.

(2) Mr. Paul Martin was hired on July 4, 2023, the date on which Mr. Singh's employment was terminated.

(3) Such RSUs to vest in 2026 pursuant to the terms listed in note (1) above.

(4) Such RSUs to vest in 2025 pursuant to the terms listed in note (1) above.

(5) Such RSUs to vest in 2024 pursuant to the terms listed in note (1) above.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table discloses the aggregate dollar value that would have been realized if the options and RSUs under the option-based and share-based awards had been exercised or settled, as applicable, on the vesting date and the aggregate value realized upon vesting of these awards.

Name	Option-Based Awards - Value Vested during the Year ($)	Share-Based Awards - Value Vested during the year(1) ($)	Non-Equity Incentive Plan Compensation - Value earned during the Year ($)
Paul Martin
Interim CEO(2)	18,000	-	100,000
Sandeep Singh
Former CEO	2,018,028	2,741,632	330,000
Frédéric Ruel
CFO	500,827	723,301	442,500
André Le Bel
VP Legal	541,090	895,154	469,100
Iain Farmer
VP Development	197,645	295,252	332,900
Michael Spencer
Managing Director OBL	318,094	455,334	354,296

NOTES:

(1) As applicable, this amount includes the value of the Corporation's contribution to the Employee Share Purchase Plan in relation to the participation of each OR Named Executive as well as the value of the RSUs granted in 2020 and which were settled in Common Shares of the Corporation at a price of $23.28 per RSU, being the closing price on the TSX on May 12, 2023.

(2) Mr. Paul Martin was appointed as Interim CEO on July 4th, 2023; therefore these options only vest on the earlier of the date on which his employment agreement is terminated or on the date of his resignation.

58	2024 Management Information Circular

Options Exercised during the Year

Name	Number of Options Exercised (#)	Option Exercise Price ($)	Market Value Upon Exercise ($)	Gain Realized(1) ($)
Iain Farmer	3,000	12.97	17.64	14,010
Iain Farmer	3,500	12.97	18.30	18,655
Iain Farmer	2,000	12.97	23.53	21,120
André Le Bel	17,000	12.97	18.33	91,120
André Le Bel	15,300	12.97	18.35	82,314
André Le Bel	15,000	12.97	18.40	81,450
André Le Bel	13,300	13.61	20.02	85,652
André Le Bel	10,000	12.97	18.28	53,100
Frédéric Ruel	25,000	12.97	18.35	134,500
Frédéric Ruel	15,000	12.97	18.45	82,200
Frédéric Ruel	13,100	12.97	18.65	74,408
Michael Spencer	40,200	12.35	17.39	202,608
Michael Spencer	7,330(2)	12.97	18.65	41,634
Michael Spencer	6,385(2)	12.97	20.00	44,886
Michael Spencer	15,000	12.97	23.51	158,100
Michael Spencer	3,141(2)	12.97	23.49	33,043

NOTES:

(1) The pre-tax gain realized is calculated based on the difference between the closing price upon exercise and the exercise price of the options, multiplied by the number of options so exercised.

(2) These options reflected in this table reflect only the portion that represents Common Shares that were acquired and sold on the market, while as for the other portion, Mr. Spencer retained the Common Shares acquired.

Security-Based Compensation Arrangements

Options granted or securities issued by the Corporation pursuant to the Corporation's security-based compensation arrangements are governed by the following plans: the Employee Share Purchase Plan, DSU Plan, RSU Plan and the Stock Option Plan.

The Employee Share Purchase Plan

The Employee Share Purchase Plan provides for the acquisition of Common Shares by Eligible Employees (as hereinafter defined) for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees of the Corporation and its non-public subsidiaries and to secure for the Corporation and the Shareholders of the Corporation the benefits inherent in the ownership of Common Shares by employees of the Corporation and its non-public subsidiaries, it being generally recognized that employees are more motivated and dedicated due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

The Stock Option Plan

The purpose of the Stock Option Plan is to advance the interests of the Corporation by encouraging the officers, managers, employees and consultants of the Corporation and its subsidiaries to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and its subsidiaries and furnishing them with additional incentive in their efforts on behalf of the Corporation and its subsidiaries.

The RSU Plan

The purpose of the RSU Plan is to assist the Corporation and its subsidiaries in attracting and retaining individuals with experience and ability, to allow certain employees of the Corporation and its subsidiaries to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the employees designated under this RSU Plan and the Shareholders of the Corporation.

2024 Management Information Circular	59

The DSU Plan

The purpose of the DSU Plan is to assist the Corporation and its subsidiaries in attracting and retaining individuals with experience and ability, to allow Directors of the Corporation and its subsidiaries to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the Directors designated under this DSU Plan and the Shareholders of the Corporation.

ELIGIBILITY

Who is eligible to participate?

The Employee Share Purchase Plan

Participants in the Employee Share Purchase Plan are employees, including full-time and part-time salaried employees who have an employment agreement for a term of at least one year with the Corporation or with any associates of the Corporation designated by the Board of Directors of the Corporation or by the committee of the Board of Directors authorized to oversee the Employee Share Purchase Plan (the "Designated Affiliates"), who have provided services to the Corporation or to any Designated Affiliates for at least 60 days. The HR Committee may elect, in its absolute discretion, to waive such 60-day period or to determine that the Employee Share Purchase Plan does not apply to any Eligible Employee.

The Stock Option Plan

Pursuant to the Stock Option Plan, options may be granted in favour of executive Directors, officers, employees and consultants providing ongoing services to the Corporation and its subsidiaries. Non-executive Directors are not eligible to receive options. The Replacement Osisko options, which were originally offered to Barkerville option holders, are not part of the Osisko Stock Option Plan.

The DSU Plan

Pursuant to the DSU Plan a non-executive director of the Board of Directors of the Corporation or a subsidiary is eligible to participate under the DSU Plan.

The RSU Plan

Pursuant to the RSU Plan, RSUs may be granted in favour of the executives, key employees and consultants of the Corporation or of a subsidiary. For greater certainty, non-executive members of the Board of Directors shall not participate in the RSU Plan.

TERM AND VESTING

What is the term and vesting schedule of options or of the securities issuable under the security- based compensation arrangements?

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, any Eligible Employee may elect to contribute money on an ongoing basis. The Corporation will deduct from the remuneration of the Eligible Employee the Eligible Employee contribution in equal installments starting on the first day of such quarter and hold these amounts in trust for the Eligible Employee. As soon as practicable following March 31, June 30, September 30 and December 31 in each calendar year, the Corporation will credit the Eligible Employee with and therefore hold in trust for the Eligible Employee an amount equal to 60% of the Eligible Employee's contribution then held in trust by the Corporation (up to a maximum of $9,000 per year) and shall issue for the account of each Eligible Employee fully paid and non- assessable Common Shares equal in value to the aggregate contribution held in trust by the Corporation as of such date. The Corporation's contribution will vest on December 31st of the calendar year with respect to which they have been issued. No fraction of a Common Share shall be issued to the Eligible Employees, but any unused balance of the aggregate contribution shall be held in trust for the Eligible Employee until used in accordance with the Employee Share Purchase Plan. All Common Shares issued by the Corporation to an Eligible Employee pursuant to the Employee Share Purchase Plan shall be fully vested upon issuance.

60	2024 Management Information Circular

The Employee Share Purchase Plan was initially approved by the Shareholders on June 30, 2015 and was implemented by the Corporation on October 1st, 2015.

The Stock Option Plan

The options granted under the Stock Option Plan, shall be exercised within a period of time fixed by the Board of Directors, not to exceed seven (7) years from the date the option is granted (the "Option Period"). The options shall vest and may be exercised during the Option Period in such manner as the Board of Directors may fix by resolution. The options which have vested may be exercised in whole or in part at any time and from time to time during the Option Period. To date, all granted options have a term of five years, except for the 75,000 options granted to Mr. Paul Martin and 75,000 bonus options granted to Mr. Sean Roosen in August 2023, which have a term of seven (7) years.

Options may be exercised for Common Shares issued from treasury once the vesting criteria have been satisfied and upon payment of the exercise price. A participant must proceed with "cashless" exercise of options through an online platform. The participant will receive the number of Common Shares equal to: (i) the difference between (Y) the difference between the Cashless Exercise Sale Price and the exercise price of the option, multiplied by the number of Common Shares in respect of which the option would otherwise be exercised upon payment of the aggregate exercise price and (Z) all applicable fees and withholding taxes payable in connection with the cashless exercise; divided by (ii) the Cashless Exercise Sale Price. A participant may alternatively elect to receive the amount determined under (i) above in cash instead of receiving the number of Common Share determined under (ii) above. For the purpose hereof, "Cashless Exercise Sale Price" means the sale price received by the Corporation upon the sale of shares to cover the exercise price of options that are being exercised pursuant to the "cashless exercise" of options.

Upon a change of control, all outstanding options shall vest and become immediately exercisable.

The DSU Plan

Unless otherwise indicated by the HR Committee upon grant and subject to the provision on termination of service of the DSU Plan, (i) the DSUs granted to a Participant in accordance with such Participant's election to receive all or a portion of the Participant's annual remuneration as director in DSUs, shall vest immediately upon such grant and (ii) the DSUs granted to a Participant as an annual grant shall generally vest, unless otherwise provided upon such grant, one day prior to the Corporation's next annual meeting of Shareholders. Notwithstanding the foregoing, the HR Committee may, in its entire discretion, set a different vesting or accelerate the terms of vesting of any DSUs in circumstances deemed appropriate by the HR Committee.

Upon a change of control, all unvested DSUs become vested at the time of the Change of Control, irrespective of any vesting conditions. The settlement of such DSUs however remains subject to the termination of the Director's mandate.

At any time after the termination of service of a Participant to whom DSUs have been granted, and which have vested, but no later than the last business day in December of the first calendar year commencing after such termination, on a date chosen by such Participant (the "Settlement Date"), the Corporation shall pay to the Participant or his or her legal representative the value of such Participant's vested DSUs, in cash or in Common Shares of the Corporation or a combination of cash and Common Shares, at the Corporation's election on the Settlement Date.

For U.S. based Directors, vested DSUs become payable during the year after the termination of their Board mandate or the next subsequent year, as determined by them at the time of the respective grant, but no later than the last business day in December of the first calendar year commencing after the termination of their mandate.

Should the Corporation chose to pay the Participant in cash, such Participant will receive an amount equal to the number of DSUs vested to his or her account as of that date multiplied by the market value of one (1) Common Share on the Settlement Date, the whole subject to withholding taxes. Should the Corporation chose to issue Common Shares in payment of the DSUs to a Participant, such Participant will receive such number of Common Shares equivalent to the number of DSUs vested to his or her account as of that date, subject to withholding taxes.

2024 Management Information Circular	61

A Participant shall not be entitled to require payment of any amount on account of DSUs credited to such Participant's account prior to his or her termination.

The RSU Plan

Unless otherwise indicated by the HR Committee upon grant and subject to the provision on death, termination not for cause, retirement or Long-Term Disability of the RSU Plan, time-based RSUs shall vest as to one third at each anniversary of the grant date and each performance-based RSU shall vest on the third (3rd) anniversary of the grant date. Furthermore, in the case of RSUs subject to performance vesting conditions, such RSUs shall also be multiplied by the performance percentage determined by the Board of Directors of the Corporation upon vesting, provided, however, that should such performance percentage exceeds 100%, then the Corporation shall be entitled to settle such exceeding amount in cash. However, the HR Committee may, in its entire discretion, accelerate the terms of vesting of any RSUs in circumstances deemed appropriate by the HR Committee.

Upon a change of control, all outstanding RSUs vest, irrespective of any performance vesting conditions.

Following the vesting date, the holder of RSUs shall receive, at the election of the Corporation on the settlement date, as applicable (i) a certificate registered in the name of the holder representing in the aggregate such number of Common Shares as the holder shall then be entitled to receive and/or (ii) a payment in the form of a cheque, or other payment method as determined by the HR Committee, of any cash portion then payable to the holder, in each case, less any applicable withholding taxes and other deductions required by law to be withheld by the Corporation in connection with the satisfaction of the holder's RSUs. Once settled, the holder shall have no further entitlement in connection with such vested RSUs under the RSU Plan.

NUMBER OF SECURITIES ISSUED OR ISSUABLE

How many securities are authorized to be issued under the security-based compensation arrangements and what percentage of the Corporation's shares outstanding do they represent?

The Employee Share Purchase Plan

The maximum number of Common Shares made available for the Employee Share Purchase Plan shall not exceed 0.1% of the issued and outstanding Common Shares of the Corporation at any one time.

Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Employee Share Purchase Plan will increase accordingly. The Employee Share Purchase Plan is considered an "evergreen" plan, since the Common Shares issued under the Employee Share Purchase Plan shall be available for subsequent grants under this plan.

The TSX rules provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated entitlements under the Employee Share Purchase Plan were submitted and ratified by the Shareholders on May 12, 2021. They are submitted to the Shareholders for ratification again at the Meeting, as more fully described under the heading "APPROVAL OF THE UNALLOCATED RIGHTS AND ENTITLEMENTS UNDER THE EMPLOYEE SHARE PURCHASE PLAN".

The Stock Option Plan

The aggregate number of Common Shares to be delivered upon the exercise of all options granted under the Stock Option Plan shall not exceed the greater of 2.5% of the issued and outstanding Common Shares at the time of granting of options (on a non-diluted basis) or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time.

If any option granted under the Stock Option Plan shall expire or terminate for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall again be available for the purpose of the Stock Option Plan.

62	2024 Management Information Circular

As a result, should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Stock Option Plan will increase accordingly. The Stock Option Plan is considered an "evergreen" plan, since the Common Shares covered by options which have been exercised under the Stock Option Plan shall be available for subsequent grants under the Stock Option Plan.

The TSX rules provide that all unallocated options, rights or other entitlements under a security based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated options under the Stock Option Plan were submitted and ratified by the Shareholders on June 7, 2023.

The DSU Plan

The total number of Common Shares reserved and available for issuance pursuant to this DSU Plan shall not exceed a number of Common Shares equal to 0.5% of the total issued and outstanding Common Shares of the Corporation on the Settlement Date (on a non-diluted basis), or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time. Any increase in the issued and outstanding Common Shares will result in an increase in the number of Common Shares that may be issued pursuant to this DSU Plan or any other proposed or established share compensation arrangement of the Corporation.

The TSX rules provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated entitlements under the DSU Plan were submitted and ratified by the Shareholders on May 12, 2022.

The RSU Plan

The total number of Common Shares reserved and available for grant and issuance pursuant to the RSU Plan shall not exceed a number of Common Shares equal to 1% of the total issued and outstanding Common Shares of the Corporation at the time of granting of RSUs (on a non-diluted basis), or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time. Any increase in the issued and outstanding Common Shares will result in an increase in the number of Common Shares that may be issued pursuant to the RSU Plan or any other proposed or established share compensation arrangement of the Corporation.

The TSX rules provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated entitlements under the RSU Plan were submitted and ratified on May 12, 2021. They are submitted to the Shareholders for ratification again at the Meeting, as more fully described under the heading "APPROVAL OF THE UNALLOCATED RIGHTS AND ENTITLEMENTS UNDER THE RSU PLAN".

Equity Compensation Plan Information

The following table shows, as of December 31, 2023, aggregated information for the Corporation's compensation plans under which equity securities of the Corporation are authorized for issuance from treasury. As of December 31, 2023, the Corporation had 185,346,524 Common Shares issued and outstanding.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, DSUs or RSUs (#) and (% of the issued and outstanding Common Shares(5))	Weighted Average Exercise Price of Outstanding Options ($)	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans (#) and (% of the issued and outstanding Common Shares(5))
Equity Compensation Plans of the Corporation approved by the Shareholders:
• Employee Share Purchase Plan(1)	N/A	N/A	185,347 (or 0.1%)
• Deferred Share Unit Plan(2)	414,278 (or 0.2%)	N/A	512,455 (or 0.3%)
• Restricted Share Unit Plan(3)	717,105 (or 0.4%)	N/A	2,619,132 (or 1.4%)(6)
• Stock Option Plan(4)	3,122,000 (or 1.7%)	14.50	4,291,861 (or 2.3%)(7)
Equity Compensation Plans of the Corporation not approved by the Shareholders	N/A	N/A	N/A
Total:	4,253,383 (or 2.3%)	14.50	7,608,795 (or 4.1%)

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NOTES:

(1) The aggregate number of Common Shares issuable under the Employee Share Purchase Plan shall not exceed 0.1% of the issued and outstanding Common Shares. Pursuant to the terms of the Employee Share Purchase Plan, Common Shares are issued on a quarterly basis at the weighted average closing price for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or to be purchased on the TSX at market price. Accordingly, no exercise right is applicable to this plan.

(2) The aggregate number of Common Shares issuable under the DSU Plan shall not exceed 0.5% of the issued and outstanding Common Shares. Unless otherwise decided by the Board of Directors, DSUs vest on the day prior to the next annual meeting of Shareholders following such grant and DSUs entitle the right to receive a payment in the form of Common Shares, cash or a combination of Common Shares and in cash. The weighted average exercise price for DSUs is not applicable, given that the DSU settlement value is based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the settlement date. Settlement of DSUs is subject to withholding taxes.

(3) The aggregate number of Common Shares issuable under the RSU Plan shall not exceed 1.8% of the issued and outstanding Common Shares. Unless otherwise decided by the Board of Directors, RSUs have a three-year vesting period and RSUs provide the right to receive a payment in the form of Common Shares, cash or a combination of Common Shares and in cash. The weighted average exercise price for RSUs is not applicable, given that the RSU settlement value is based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the settlement date. Settlement of RSUs is subject to withholding taxes.

(4) The aggregate number of Common Shares to be delivered upon the exercise of all options granted under the Stock Option Plan shall not exceed 4% of the issued and outstanding Common Shares at the time of granting options (on a non-diluted basis).

(5) Percentages are rounded to the nearest decimal.

(6) Effective March 26, 2024, the number of Common Shares reserved for issuance under the RSU Plan has ben reduced from a rolling 1.8% to a rolling 1% of the issued and outstanding Common Shares of the Corporation (see the heading "Security-Based Compensation Arrangements - Amendment Provisions").

(7) Effective March 26, 2024, the number of Common Shares reserved for issuance under the Stock Option Plan has ben reduced from a rolling 4% to a rolling 2.5% of the issued and outstanding Common Shares of the Corporation (see the heading "Security-Based Compensation Arrangements - Amendment Provisions").

In 2023, the Corporation granted 728,700 options to participants under the Stock Option Plan representing 0.39% of the issued and outstanding Common Shares as of December 31, 2023, the Corporation granted 235,540 RSUs to participants under the RSU Plan representing 0.13% of the issued and outstanding Common Shares as of December 31, 2023 and the Corporation granted 56,895 DSUs to participants under the DSU Plan representing 0.03% of the issued and outstanding Common Shares as of December 31, 2023.

As at March 22, 2024, 3,037,643 Common Shares were issuable upon the exercise of outstanding options representing 1.63% of the issued and outstanding Common Shares of the Corporation. Such options are exercisable at exercise prices ranging from $12.70 to $21.64 per share and are due to expire at the latest on August 11, 2030.

INSIDER PARTICIPATION LIMIT

What is the maximum percentage of securities available under the security-based compensation arrangements to the Corporation's insiders?

In order to comply with TSX rules:

(a) the aggregate number of Commons Shares issuable to insiders, from time to time, under all security- based compensation arrangements may not exceed 10% of the total number of issued and outstanding Common Shares; and

(b) the number of Common Shares issued to insiders under all security-based compensation arrangements during any one-year period may not exceed 10% of the total number of issued and outstanding Common Shares.

MAXIMUM ISSUABLE TO ONE PERSON

What is the maximum number of securities any one person is entitled to receive under the security- based compensation arrangements and what percentage of the Corporation's outstanding capital does this represent?

The Employee Share Purchase Plan

As per the terms of the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee's contribution up to a maximum of $9,000 per year (assuming an Eligible Employee contributed the maximum monthly contribution of $1,250 ($15,000 annually). Common Shares are issued on a quarterly basis at the weighted average closing price of the Corporation's Common Share as listed on the TSX for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or be purchased on the TSX at market price.

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The Stock Option Plan

The number of Common Shares subject to an option granted to a participant under the Stock Option Plan shall be determined in the resolution of the Board of Directors and no participant shall be granted an option which exceeds 2.5% of the issued and outstanding Common Shares of the Corporation at the time of granting of the option.

The DSU Plan

The number of Common Shares that may be issued to a Participant under the DSU Plan cannot exceed 0.5% of the issued and outstanding Common Shares at the time of settlement of the DSUs.

The RSU Plan

The number of Common Shares that may be issued to a Participant under the RSU Plan cannot exceed 1% of the issued and outstanding Common Shares at the time of settlement of the RSUs.

EXERCISE / PURCHASE PRICE

How is the exercise price determined under the security-based compensation arrangements?

The Employee Share Purchase Plan

The Common Shares issued under the Employee Share Purchase Plan shall be issued at the weighted average closing price of the Corporation's Common Share as listed on the TSX for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or be purchased on the TSX at market price.

The Stock Option Plan

The exercise price of the options granted under the Stock Option Plan will be established by the Board of Directors subject to the rules of the regulatory authorities having jurisdiction over the securities of the Corporation, including the TSX. The exercise price at the time of the grant of the options shall not be less than the closing market price of the Common Shares listed on the TSX on the day prior to their grant.

The DSU Plan

The issue price pursuant to the DSU Plan is determined based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the date of grant or settlement.

The RSU Plan

The value of a RSU at the time of grant or at the time of settlement is usually determined by the HR Committee based on the closing price of the Common Shares listed on the TSX on the day prior to such grant or settlement.

CESSATION

Under what circumstances is an individual no longer entitled to participate?

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, an Eligible Employee shall automatically cease to be entitled to participate in the Employee Share Purchase Plan, upon termination of the employment of the Eligible Employee with or without cause by the Corporation or the Designated Affiliate or cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of resignation or otherwise other than retirement of the Eligible Employee after having attained a stipulated age in accordance with the Corporation's normal retirement policy or earlier with the Corporation's consent.

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Any portion of the Eligible Employee's Contribution then held in trust for the Eligible Employee shall be paid to the Eligible Employee or the estate of the Eligible Employee. In cases of voluntary termination by the Eligible Employee or in case of termination for cause of the Eligible Employee by the Corporation, any portion of the Corporation's Contribution then held in trust for an Eligible Employee shall be paid to the Corporation; in any other case of termination of the Eligible Employee, any portion of the Corporation's Contribution then held in trust for an Eligible Employee shall be paid to the Eligible Employee or the estate of the Eligible Employee.

The Stock Option Plan

If a participant to the Stock Option Plan shall cease to be an officer, manager, consultant or employee of the Corporation or a subsidiary for any reason (other than disability, retirement with the consent of the Corporation or death), the options granted to such participant may be exercised in whole or in part by the participant during a period commencing on the date of such cessation and ending 180 days thereafter or on the expiry date, whichever comes first. If a participant to the Stock Option Plan shall cease to be an officer, manager, consultant or employee of the Corporation or a subsidiary by reason of disability or retirement with the consent of the Corporation, the options granted to such participant may be exercised in whole or in part by the participant, during a period commencing on the date of such termination and ending one year thereafter or on the expiry date, whichever comes first. In the event of the death of the participant, the options previously granted to such participant shall automatically vest and may be exercised in whole or in part by the legal person representative of the participant for a period of one year or until the expiry date, whichever comes first.

The DSU Plan

Unless otherwise determined by the HR Committee, the following events shall constitute an event of termination upon which all DSUs awarded to such Participant and vested at the time of such event of termination shall be paid to such Participant, in accordance with the terms of the DSU Plan and the Letter of Grant:

(i) resignation of a Participant as member of the Board;

(ii) decision of a Participant not to stand for re-election as member of the Board;

(iii) non proposal of a Participant for re-election as member of the Board; or

(iv) the death of a Participant.

The RSU Plan

Unless otherwise determined by the Board, the following provisions shall apply in the event that a participant ceases to be employed by the Corporation or by a subsidiary:

a) Termination for cause and voluntary resignation - If a Participant ceases to be an employee as a result of termination for cause, or as a result of a voluntary termination, effective as of the date notice is given to the participant of such termination, as of the date on which the Corporation or the subsidiary receives communication of a voluntary resignation, all outstanding RSUs shall be terminated.

b) Death, termination not for cause, retirement or long-term disability - If a participant ceases to be an employee of the Corporation or a subsidiary as a result of death, termination not for cause, retirement or long-term disability, the vesting of RSUs shall be subject to the following:

i. For each outstanding RSUs granted — Fixed Component:

A. in the event the participant is not entitled to a benefits extension period, the vesting of the fixed component portion of each RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs until the date of death, termination not for cause, retirement or long-term disability, over the number of days of the original vesting schedule set forth in relation to such grant; or

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B. in the event the participant is entitled to a benefits extension period, the vesting of the fixed component portion of each RSU grant will be prorated based on the sum of the number of days within the benefits extension period and those actually worked from the date of grant of such RSUs up until the date of death, termination not for cause, retirement or long-term disability, over the number of days of the original vesting schedule set forth in relation to such grant; and

ii. For each outstanding RSUs granted — Performance Vesting: the vesting of all performance based RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs up until the date of death, termination not for cause, retirement or long term disability, over the original vesting schedule set forth in relation to such grant; the number of vested RSUs resulting from such prorated calculation will be multiplied by the performance percentage determined by the Board of Directors of the Corporation.

For greater clarity, a voluntary resignation will be considered as retirement if the participant has reached normal retirement age under the Corporation's benefit plans or policies, unless the HR Committee decides otherwise at its sole discretion.

ASSIGNABILITY AND TRANSFERABILITY

Can options or rights held pursuant to the security-based compensation arrangements be assigned or transferred?

All benefits, rights and options accruing to any participant in accordance with the terms and conditions of the Employee Share Purchase Plan, DSU Plan, RSU Plan and of the Stock Option Plan shall not be transferable unless under the laws of descent and distribution or pursuant to a will. All options, DSUs, RSUs and such benefits and rights may only be exercised in accordance with such plans.

AMENDMENT PROVISIONS

How are the security-based compensation arrangements amended? Is Shareholder approval required?

The Employee Share Purchase Plan

The HR Committee authorized by the Board of Directors to oversee the Employee Share Purchase Plan has the following rights, without the approval of the Shareholders of the Corporation:

i) suspend or terminate and to re-instate the Employee Share Purchase Plan;

ii) any amendment to the Employee Share Purchase Plan not contemplated under the section requiring Shareholders' approval, including but not limited to:

(a) to make any amendment of a "housekeeping" nature, including, without limitation, amending the wording of any provision of the Employee Share Purchase Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Employee Share Purchase Plan that is inconsistent with any other provision of the Employee Share Purchase Plan, correcting grammatical or typographical errors and amending the definitions contained in the Employee Share Purchase Plan;

(b) any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation;

(c) any amendment to the vesting provisions of the Employee Share Purchase Plan;

(d) any amendment to the provisions concerning the effect of the termination of an Eligible Employee employment or services on such Eligible Employee's status under the Employee Share Purchase Plan;

(e) any amendment respecting the administration or implementation of the Employee Share Purchase Plan.

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The HR Committee authorized by the Board of Directors to oversee the Employee Share Purchase Plan, may with the approval of the Shareholders of the Corporation by ordinary resolution, make any of the following amendments to the Employee Share Purchase Plan:

i) any increase to the number of Common Shares issuable from treasury under the Plan or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

ii) an amendment to the level of the Corporation's contribution set to an amount that is equal to 60% of the Eligible Employee's contribution;

iii) any amendment to the contribution mechanism relating to the Corporation's contribution;

iv) any amendment to the categories of persons who are Eligible Employees; or

v) any amendment that may modify or delete any of this Section requiring Shareholders' approval.

Notwithstanding the foregoing, any amendment to the Employee Share Purchase Plan shall be subject to the receipt of all required regulatory approvals including, without limitation, the approval of the TSX.

The Stock Option Plan

The Board of Directors may, without the approval of the Shareholders of the Corporation but subject to receipt of requisite approval from the TSX, in its sole discretion make the following amendments to the Stock Option Plan, including without limitation:

i) any amendment of a "housekeeping" nature;

ii) a change to the vesting provisions of an option or the Stock Option Plan;

iii) a change to the termination provisions of an option or the Stock Option Plan which does not entail an extension beyond the original expiry date; and

iv) the addition of cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Stock Option Plan reserve.

The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders shall be required for any of the following amendments to be made to the Stock Option Plan:

i) any increase to the number of shares issuable under the Stock Option Plan or a change from a fixed maximum number of shares to a fixed maximum percentage;

ii) a reduction in the exercise price of an option (for this purpose, a cancellation or termination of an option of a participant prior to its expiry for the purpose of reissuing options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option), other than for standard anti-dilution purposes;

iii) an increase in the maximum number of shares that may be issued to insiders within any one-year period or that are issuable to insiders at any time;

iv) an extension of the term of any option beyond the original expiry date (except, for greater certainty, in cases of blackout period in conformity with the terms of the Stock Option Plan);

v) any change to the definition of "Participant" included in the Stock Option Plan which would have the potential of broadening or increasing insider participation;

vi) the addition of any form of financial assistance;

vii) any amendment to a financial assistance provision which is more favorable to optionees;

viii) the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

ix) the addition of a deferred or restricted share unit or any other provision which results in optionees receiving securities while no cash consideration is received by the Corporation;

x) any amendment to the transferability provision of the Stock Option Plan;

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xi) any amendment that may modify or delete any of the amendment disposition requiring Shareholders' approval; and

xii) any other amendments that may lead to significant or unreasonable dilution in the Corporation's outstanding securities or may provide additional benefits to the participants of the Stock Option Plan, especially insiders, at the expense of the Corporation and its existing Shareholders.

The DSU Plan

The Board may, without shareholder approval but subject to receipt of requisite approval from the TSX, in its sole discretion make all other amendments to the DSU Plan that are not of the type contemplated in the amendment provision requiring Shareholders' approval, including, without limitation:

(i) amend, suspend or terminate the Plan in whole or in part or amend the terms of DSUs credited in accordance with the Plan. If any such amendment, suspension or termination will materially or adversely affect the rights of a Participant with respect to DSUs credited to such Participant, the written consent of such Participant to such amendment, suspension or termination shall be obtained. Notwithstanding the foregoing, the obtaining of the written consent of any Participant to an amendment, suspension or termination which materially or adversely affects the rights of such Participant with respect to any credited DSUs shall not be required if such amendment, suspension or termination is required in order to comply with applicable laws, regulations, rules, orders of government or regulatory authorities or the requirements of any stock exchange on which shares of the Corporation are listed. If the HR Committee terminates the Plan, DSUs previously credited to Participants shall remain outstanding and in effect and be settled in due course in accordance with the terms of this Plan (which shall continue to have effect, but only for such purposes) on the Settlement Date.

The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders of the Corporation (by simple majority vote) shall be required for any of the following amendments to be made to the DSU Plan:

(i) any amendment to the number of shares issuable under the DSU Plan, including an increase in the fixed maximum number of shares or a change from a fixed maximum number of shares to a fixed maximum percentage;

(ii) any change to the definition of "Participant" which would have the potential of broadening or increasing insider participation; and

(iii) any amendment that may modify or delete any of the amendment provision requiring Shareholders' approval.

The RSU Plan

The Board may, without Shareholder approval but subject to receipt of requisite approval from the TSX, in its sole discretion make all other amendments to the RSU Plan that are not of the type contemplated in the amendment provision requiring Shareholders' approval, including, without limitation:

(i) amend, suspend or terminate the RSU Plan in whole or in part or amend the terms of RSUs credited in accordance with the RSU Plan. If any such amendment, suspension or termination will materially or adversely affect the rights of a participant with respect to RSUs credited to such participant, the written consent of such participant to such amendment, suspension or termination shall be obtained. Notwithstanding the foregoing, the obtaining of the written consent of any participant to an amendment, suspension or termination which materially or adversely affects the rights of such participant with respect to any credited RSUs shall not be required if such amendment, suspension or termination is required in order to comply with applicable laws, regulations, rules, orders of government or regulatory authorities or the requirements of any stock exchange on which shares of the Corporation are listed. If the HR Committee terminates the RSU Plan, RSUs previously credited to participants shall remain outstanding and in effect and be settled in due course in accordance with the terms of this RSU Plan (which shall continue to have effect, but only for such purposes) on the settlement date.

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The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders of the Corporation (by simple majority vote) shall be required for any of the following amendments to be made to the RSU Plan:

(i) any increase to the number of shares issuable under the RSU Plan or a change from a fixed maximum number of shares to a fixed maximum percentage;

(ii) any change to the definition of "Participant" which would have the potential of broadening or increasing insider participation; and

(iii) any amendment that may modify or delete any of the amendment provision requiring Shareholders' approval.

Were any amendments made to the security-based compensation arrangements in the last financial year?

Amendments were made to the Corporation's DSU Plan, Employee Share Purchase Plan, RSU Plan and Stock Option Plan on February 20, 2024 as approved by the Board of Directors and the TSX, namely:

(i) amending the definition of change of control to increase the threshold that would constitute a change of control as follows:

a) if a person, by means of a takeover bid made in accordance with the applicable provisions of the Securities Act (Québec) (the "Securities Act"), directly or indirectly, acquires an interest in one of the Corporation's classes of shares conferring ~~30~~ 50% or more of the votes entitling ~~him~~ such person to elect the Directors of the Corporation;

b) if a person, by means of stock market transactions, directly or indirectly, acquires an interest in one of the Corporation's classes of shares conferring ~~30~~ 50% or more of the votes entitling ~~him~~ such person to elect the Directors of the Corporation; however, the acquisition of securities by the Corporation itself through one of its Subsidiaries or affiliates, or by means of an employee benefits plan of the Corporation or one of its Subsidiaries or affiliates (or by the trustee of any such plan), shall not constitute a takeover;

c) the consummation of any transaction including, without limitation, any consolidation, amalgamation, merger, arrangement or issue of voting securities the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than the Corporation and its Subsidiaries) becomes the beneficial owner, directly or indirectly, of more than ~~30~~ 50% of the voting securities of the Corporation or of any such consolidated, amalgamated, merged or other continuing-entity, measured by voting power rather than number of securities (but shall not include the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of the Corporation);

d) if the individuals making up the Board of Directors of the Corporation on the effective date of this Plan, and any new director appointed by the Board of Directors or whose candidacy, presented by the shareholders of the Corporation, was confirmed by a vote of at least three fourths of the Directors then in office or who were in office on the effective date of this Plan, or whose nomination or candidacy, presented by the shareholders, was confirmed in the same manner thereafter, cease for any reason whatsoever to constitute a majority of the members of the Board Directors of the Corporation;

~~e) if the assets of the Corporation representing 10% or more of the net book value of the Corporation's assets, or if the shares of one class carrying 10% or more of all voting rights of the Corporation entitling their holders to elect Directors, were transferred after a takeover, seizure or dispossession resulting from or relating to (i) a nationalization, expropriation, confiscation, coercion, forcing or constraint, or any other expense or confiscatory clawback. For the purposes of this paragraph, the value of the Corporation's assets shall be established based on the most recent audited financial statements of the Corporation on the date of the transfer;~~

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f) the sale, lease or exchange of ~~30~~ 50% or more of the property of the Corporation to another person or entity, other than in the ordinary course of business of the Corporation or any of its subsidiaries; for greater certainty, the sale, lease or exchange of ~~30~~ 50% or more of the property of the Corporation to an entity in which the Corporation hold, directly or indirectly, ~~30~~ 50% or less of the voting securities will be considered, for the purposes hereof, a "Change of Control"; or

g) any other transaction that is deemed to be a "Change of Control" for the purposes of this Plan by the Board of Directors in its sole discretion.

(ii) Removal of the one-time initial DSU grant to an Eligible Director under the DSU Plan.

(iii) Adding additional vesting schedule to time-based RSUs providing for the vesting of such RSUs on the basis of one third (1/3) at each anniversary of the grant date.

Additional amendments were made to the Corporation's RSU Plan and Stock Option Plan on March 26,

2024 as approved by the Board of Directors and the TSX, namely:

(iv) reducing the number of Common Shares to be issued under the Stock Option Plan from a rolling 4% to a rolling 2.5% of the issued and outstanding Common Shares of the Corporation and reducing the maximum number of Common Shares subject to an option to be granted to a Participant to 2.5%; and

(v) reducing the number of Common Shares to be issued under the RSU Plan from a rolling 1.8% to a rolling 1% of the issued and outstanding Common Shares of the Corporation and reducing the maximum number of Common Shares issuable under the RSU Plan to a Participant to 1%.

FINANCIAL ASSISTANCE

Does the Corporation provide any financial assistance to participants to purchase shares under the security-based compensation arrangements?

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, the Corporation will contribute to the Eligible Employee contribution an amount equal to 60% of the Eligible Employee's contribution cumulated at the end of each interim period of the Corporation up to a maximum of $9,000 per year.

The Stock Option Plan

There is no provision allowing financial assistance under the Stock Option Plan.

The DSU Plan and RSU Plan

Not applicable

CHANGE OF CONTROL PROVISIONS

Are there any adjustment provisions under the security-based compensation arrangements?

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, if there is a change of control of the Corporation, all unvested Common Shares held in trust for an Eligible Employee shall be immediately deliverable to the Eligible Employee. The Corporation's contribution shall immediately be made and the Common Shares shall be issued for the then aggregate contribution based on the Current Market Value (as defined in the Employee Share Purchase Plan) of the Common Shares on the date of the change of control prior to the completion of the transaction which results in the change of control and that such Common Shares shall be immediately delivered to the Eligible Employees.

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In addition, in the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the committee authorized by the Board to oversee the Employee Share Purchase Plan in the number of Common Shares available under the Employee Share Purchase Plan. If such an adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Employee Share Purchase Plan.

The Stock Option Plan

Under the Stock Option Plan, if there is a change of control of the Corporation, all unvested options outstanding at the time of the change of control shall vest and become immediately exercisable.

Under the Stock Option Plan, in the event that the outstanding Common Shares are changed into or exchanged for a different number or kind of shares or other securities of the Corporation, or in the event that there is a reorganization, amalgamation, consolidation, subdivision, reclassification, dividend payable in capital stock or other change in capital stock of the Corporation, then each participant holding an option shall thereafter upon the exercise of the option granted to him, be entitled to receive, in lieu of the number of shares to which the participant was theretofore entitled upon such exercise, the kind and amount of shares or other securities or property which the participant would have been entitled to receive as a result of any such event if, on the effective date thereof, the participant had been the holder of the shares to which he was theretofore entitled upon such exercise.

In the event the Corporation proposes to amalgamate, merge or consolidate with any other Corporation (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the shares of the Corporation or any part thereof shall be made to all Shareholders, the Corporation shall have the right, upon written notice thereof to each participant, to require the exercise of the option granted pursuant to the Stock Option Plan within the thirty (30) day period following the date of such notice and to determine that upon such thirty (30) day period, all rights of the participant to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have any further force or effect whatsoever.

The DSU Plan

Under the DSU Plan, if a Change of Control takes place, all unvested DSUs become vested at the time of the Change of Control. The settlement of such DSUs however remains subject to the termination of the Director's mandate.

Whenever dividends are paid on Common Shares, additional DSUs will be automatically granted to each participant who holds DSUs on the record date for such distribution of dividend. The number of such DSUs (rounded to the nearest whole DSU) to be credited as of a dividend payment date shall be determined by dividing the aggregate dividend that would have been paid to such participant if the participant's DSUs had been Common Shares by the market value on the date on which the distributions were paid on the Common Shares. DSUs granted to a participant under the section on credits shall be subject to the same vesting as the DSUs to which they relate.

The RSU Plan

Under the RSU Plan, if there is a change of control of the Corporation, all outstanding RSUs vest, irrespective of any performance vesting conditions.

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than normal cash dividends) of the Corporation's assets to Shareholders or any other change affecting the Common Shares, such adjustments as are required to reflect such change shall be made with respect to the number of RSUs in the accounts maintained for each participant, provided that no fractional RSUs shall be issued to participants and the number of RSUs to be issued in such event shall be rounded down to the next whole number of RSUs.

Whenever dividends are paid on Common Shares, additional RSUs will be automatically granted to each participant who holds RSUs on the record date for such dividend. The number of such RSUs (rounded to the nearest whole RSU) to be credited as of a dividend payment date shall be determined by dividing the aggregate dividends that would have been paid to such participant if the participant's RSUs had been Common Shares by the market value on the date on which the dividends were paid on the Common Shares. RSUs granted to a participant under the section on credits for dividends shall be subject to the same vesting as the RSUs to which they relate.

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BLACK-OUT PERIODS

Are there any blackout period provisions under the security-based compensation arrangements?

Under the Stock Option Plan, in the event that the term of an option expires during such period of time during which insiders are prohibited from trading in shares as provided by the Corporation's Securities Trading Policy, as it may be implemented and amended from time to time or within 10 business days thereafter, the option shall expire on the date that is 10 business days following the Blackout Period (as defined in the Stock Option Plan). Although the Blackout Period would only cover insiders of the Corporation, the extension would apply to all participants who have options, which expire during the Blackout Period.

PENSION PLAN BENEFITS

The Corporation has not adopted any retirement plan or pension plan providing for payment of benefits.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into employment agreements with its OR Named Executives on terms and conditions comparable to market practice for public issuers in the same industry and market and of the same size as the Corporation. The following section describes the estimated potential payments and benefits under the employment agreements to which the OR Named Executives would have been entitled if a termination of employment without cause or change in control occurred on December 31, 2023. This section does not apply to the Interim CEO and Former CEO as they have both ceased to act in such capacity on December 31, 2023 and July 4th, 2023, respectively.

The employment agreements for each of the OR Named Executives, include the following:

A. Termination without cause:

(1) Base salary and average annualized bonus paid or declared in the last two years:

• a payment equal to the sum of one (1) time the annual base salary and the average annualized bonus paid or declared in the last two years.

(2) Benefits (insurance and others):

• the Corporation shall continue all benefits for a corresponding period of time equal to between one

(1) year from the cessation of the OR Named Executive's employment (the "Extended Benefits Period").

(3) Unvested equity:

• any RSUs held by the OR Named Executives, as applicable, shall vest and be payable pursuant to the provisions of the RSU plan, as amended from time to time. The OR Named Executives shall also be entitled to exercise options vesting during Extended Benefit Period pursuant to the provisions of the Stock Option Plan.

In the case of termination of employment initiated by the Corporation for reasons other than just cause, including constructive dismissal, within 18 months following a Change of Control, the OR Named Executives will be entitled to the following severance payment:

B. Change of control ("CoC"):

(1) Base salary and average annualized bonus paid or declared in the last two years:

• a payment equal to the sum of one and half (1.5) times the annual base salary and the average annualized bonus paid or declared in the last two years.

• the OR Named Executives will be entitled to the current year short-term incentive payment in accordance with the actual achievements for the period they were employed.

(2) Benefits (insurance and others):

• the Corporation shall continue all benefits for a corresponding period of time equal to one and a half (1.5) years from the cessation of the OR Named Executive's employment.

2024 Management Information Circular	73

(3) Unvested equity acceleration:

• All unvested options and RSUs vest, irrespective of any performance conditions.

OBL:

In the case of termination without cause, the OBL Named Executive shall be entitled to the following severance payment:

A. Termination without cause:

(1) The sum of: base salary until the date of termination and the current bonus payment on a pro rate basis in accordance with the actual achievements for the period the OBL Named Executive was employed.

(2) One (1.0) time the sum of the OBL Named Executive's based salary and average annualized bonus paid or declared in the last two years.

(3) The aggregate COL Subsidy, including for the portion calculated on the total cash compensation paid to the OBL Named Executive further to such termination and for such portion required to extinguish any remaining liabilities under the OBL Named Executive's residential lease agreement.

(4) Benefits (insurance and others):

• the Corporation shall continue all benefits for a corresponding period of one (1) year from the cessation of the OBL Named Executive's employment (the "OBL Extended Benefits Period").

(5) Unvested equity:

• any RSUs held by the OBL Named Executive, as applicable, shall vest and be payable pursuant to the provisions of the Corporation's RSU plan, as amended from time to time. The OBL Named Executive shall also be entitled to exercise options vesting during OBL Extended Benefit Period pursuant to the provisions of the Corporation's Stock Option Plan.

In the case of termination of employment initiated by OBL for reasons other than just cause, but including by way of constructive termination or upon the maturity of the employment contract, within 18 months following a change of control, the OBL Named Executives will be entitled to the following severance payment:

B. Change of Control ("OBL CoC"):

(1) The sum of: base salary until the date of termination and the current bonus payment on a pro rate basis in accordance with the actual achievements for the period the OBL Named Executive was employed.

(2) One and half (1.5) times the sum of the OBL Named Executive's based salary and average annualized bonus paid or declared in the last two years.

(3) The aggregate COL Subsidy, including for the portion calculated on the total cash compensation paid to the OBL Named Executive further to such termination and for such portion required to extinguish any remaining liabilities under the OBL Named Executive's residential lease agreement.

(4) Benefits (insurance and others):

• the Corporation shall continue all benefits for a corresponding period of one and half (1.5) years from the cessation of the OBL Named Executive's employment.

(5) Unvested equity acceleration:

• All unvested options and RSUs vest, irrespective of any performance conditions.

The employment agreement of Mr. Michael Spencer is a fixed-term contract that can be extended for one additional year at the end of its term; should his employment agreement not be extended by OBL and be terminated at its term, the OBL Named Executive shall be entitled to the severance payments outlined in section A (Termination without cause) above.

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Termination by the Corporation Without Cause

If an OR Named Executive or OBL Named Executive is terminated by the Corporation (or by OBL) without cause, such OR Named Executive or OBL Named Executive will be entitled to:

Compensation(1)	Frédéric Ruel ($)	André Le Bel ($)	Iain Farmer ($)	Michael Spencer ($)
Cash Severance
Annual base salary level	300,000	318,000	265,500	277,746
Average Annualized Bonus	376,500	397,525	247,870	348,968
Unvested Equity acceleration
Options(2)	256,474	279,344	100,429	166,905
RSUs(3)
	1,253,838	1,433,892	489,964	823,946
Benefits
Insurance and Others(4)	59,500	59,700	59,100	438,000(5)
TOTAL	2,246,312	2,488,461	1,162,863	2,055,565

NOTES:

(1) All amounts are calculated as at December 31, 2023 and OR Named Executives and OBL Named Executive are also entitled to receive payment of any accrued unpaid vacation. This section is not applicable to Mr. Paul Martin since he ceased to act as Interim CEO on December 31, 2023 and his contract did not provided for the payment of severance given the interim nature of his position and in the case of Mr. Sandeep Singh, Former CEO, whose employment was terminated on July 4, 2023, the severance payment paid to Mr. Singh is disclosed in the Summary Compensation Table above.

(2) These amounts reflect the aggregate dollar value (pre-tax) that would be realized by multiplying the number of unvested options, which would vest during the applicable extended benefit period by the difference between $18.91, being the closing price of the Common Shares of the Corporation on the TSX on December 29, 2023 and the respective exercise price of such options.

(3) These amounts are prorated based on the period worked during the applicable extended benefit period (also taking into account achievement of all long-term objectives) by $18.91 being the closing price of the Common Shares of the Corporation on the TSX on December 29, 2023.

(4) These amounts represent the dollar value of the insurance benefit of the OR Named Executives and OBL Named Executive, which would be continued for a term of 12 months; benefits include group insurance (but exclude long-term disability) and outplacement benefits in an amount of $50,000 and other benefits.

(5) This amount represents the monthly rent of US$12,000.00, which is to be paid by OBL for the remaining term of the lease.

Termination of Employment Following Change of Control

The OR Named Executives and OBL Named Executive will be entitled to the following severance payment (i) if they are terminated by the Corporation for reasons other than just cause, including constructive dismissal within 18 months following a CoC, or (ii) if the OR Named Executives and the OBL Named Executive voluntary resign within 6 months following a CoC which has been deemed "hostile" by the Board of Directors of the Corporation. However, effective March 26, 2024, the contractual provision allowing the OR Named Executives and the OBL Named Executive to receive their severance payment following a voluntary resignation within 6 months following a CoC which has been deemed "hostile" by the Board of the Directors has been revoked.

Compensation(1)	Frédéric Ruel ($)	André Le Bel ($)	Iain Farmer ($)	Michael Spencer ($)
Cash Severance
Annual base salary level	450,000	477,000	442,500	416,619
Average Annualized Bonus	564,750	596,288	371,805	523,452
Unvested Equity acceleration
Options(2)	394,810	426,068	153,098	252,266
RSUs(3)	1,524,146	1,709,464	591,883	992,775
Benefits				460,500(5)
Insurance and Others(4)	64,300	64,600	63,700
TOTAL	2,998,006	3,273,420	1,622,986	2,645,612

NOTES:

(1) All amounts are calculated as at December 31, 2023 and Named Executives are also entitled to receive payment of any accrued unpaid vacation. This section is not applicable to Mr. Paul Martin since he ceased to act as Interim CEO on December 31, 2023 and Mr. Sandeep Singh, Former CEO, whose employment was terminated on July 4, 2023.

(2) These amounts reflect the aggregate dollar value (pre-tax) that would be realized by multiplying the number of unvested options, which would vest during the applicable extended benefit period by the difference between $18.91, being the closing price of the Common Shares of the Corporation on the TSX on December 29, 2023 and the respective exercise price of such options.

(3) These amounts are prorated based on the period worked during the applicable extended benefit period (also taking into account achievement of all long-term objectives) by $18.91 being the closing price of the Common Shares of the Corporation on the TSX on December 29, 2023.

(4) These amounts represent the dollar value of the insurance benefit of the OR Named Executives and OBL Named Executive which would be continued for a term of 18 months; benefits include group insurance (but exclude long-term disability) and outplacement benefits in an amount of $50,000 and other benefits.

(5) This amount represents the monthly rent of US$12,000.00 which is to be paid by OBL for the remaining term of the lease.

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Each of the Executive employment agreements entered into by the OR Named Executives with the Corporation or by the OBL Named Executive with OBL provide for non-competition clauses based on the following terms:

Type of Termination	Non-Competition Period
For Cause	12 months
Without Cause	6 months
By the Executive	6 months
Following a CoC	6 months
Maturity of the Agreement (OBL Named Executive only)	6 months

In addition, each of the OR Named Executives undertakes, following the date of his termination for any reason, not to solicit the Corporation's or OBL's agents, administrators, officers, Directors, managers or business executives, consultants or employees for a period of 12 months.

Policy on Recovery of Incentive Compensation

The Corporation's Policy on Recovery of Incentive Compensation (the "Policy" - also commonly known as a "Clawback Policy") was amended in November 2023 to provide for the recovery, or "clawback", or erroneously awarded incentive-based executive compensation, as required by Rule 10D-1 under the Securities Exchange Act of 1934.

The executive officers of the Corporation are covered by the Policy. This includes the Corporation's current or former Executive Chair, President and Chief Executive Officer, Vice President, Finance and Chief Financial Officer, any Vice-President of the Corporation in charge of a principal business unit, division or function, and any other current or former officer or person who performs a significant policy-making function for the Corporation, including executive officers of the Corporation's subsidiaries (the "Executive Officers"). All of these Executive Officers are subject to the Policy, even if an Executive Officer had no responsibility for the financial statement errors which required restatement.

The Policy applies to any Incentive-Based Compensation (as defined below) received by an Executive Officer during the period (the "Clawback Period") consisting of any of the three fiscal completed years immediately preceding:

• the date that the Corporation's Board of Directors (or Audit and Risk Committee) concludes, or reasonably should have concluded, that the Corporation is required to prepare a Restatement (as defined in the Policy), or

• the date that a court, regulator, or other legally authorized body directs the Corporation to prepare a Restatement.

The Policy covers all incentive-based compensation ("Incentive-Based Compensation") (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any "financial reporting measure". Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Corporation's financial statements and any measures derived wholly or in part from such financial information (including non-GAAP measures, stock price and total shareholder return). Incentive-Based Compensation is deemed "received" in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period.

Incentive-Based Compensation (as defined in the Policy) does not include base annual salary, compensation which is awarded based solely on service to the Corporation (e.g. a time-vested award, including time-vesting options or RSUs), nor does it include compensation which is awarded based on subjective standards, strategic measures (e.g. completion of a merger) or operational measures (e.g. attainment of a certain market share).

The Policy is available on the Corporation's website at https://osiskogr.com/en/governance-2/policies/.

76	2024 Management Information Circular

SECURITIES OWNERSHIP

Formal securities ownership guidelines (the "Guidelines") were assented by the Board of Directors on May 6, 2015 in order to further align the long-term interests of the Shareholders and that of its Directors and officers. In November 2022, further to a review of the Guidelines by the HR Committee, changes were proposed which consisted of increasing the respective minimum level of securities ownership to further align the interest of the executive team with the interest of Shareholders.

The ownership requirements can be met through the holding of Common Shares, DSUs and RSUs (time-based component only) and the method of calculation for the determination of the value of the securities held, is based on the TSX closing price of the Common Shares on December 31st or, if this date is not a trading day, on the last TSX trading day of the year.

The following table illustrates the amounts and levels established for the minimum requirement for non-executive Directors and OR Named Executives. The Corporation's Guidelines are not applicable to the OBL Named Executive:

Categories	Securities Ownership Levels (as Multiple of Annual Base Salary Level/Retainer)
Non-Executive Directors	3.0 Times Basic Retainer and DSUs
President and CEO	5.0 Times Annual Base Salary Level
CFO and VP Legal	3.0 Times Annual Base Salary Level
Other Vice Presidents	2.0 Times Annual Base Salary Level

Newly elected or appointed Directors have four (4) years to comply with the ownership requirement from the date of their election or appointment. Newly appointed Named Executives have three (3) years to comply with the ownership requirement from the date of their appointment. In the event of an increase in salary, Director retainer and DSUs or in the level of securities ownership requirement for Directors or executive officers, Directors impacted by such increase shall have four (4) years and executive officers shall have three (3) years to comply with the increased level of ownership requirement starting from the effective date of such increase.

The following table sets out the securities ownership status of non-executive Directors and OR Named Executives as at December 29, 2023 at a closing price of $18.91:

The Securities Ownership of Directors and OR Named Executives:

Name and Position	HOLDINGS			Total Value(1)	Securities Ownership Level(2) ($)	Compliance with the Guidelines
	Number of Common Shares	Number of DSUs	Number of RSUs (Time-Based Component only)	($)		Yes / No / Target Date
John R. Baird(3) Director since April 6, 2020	2,818	41,013	n/a	828,844	480,000	Yes
Joanne Ferstman Director since April 30, 2014	19,500	132,629	n/a	2,876,759	840,000	Yes
Edie Hofmeister Director since May 12, 2022	704	19,958	n/a	390,718	480,000	No To be attained by November 2026
W. Murray John Director since February 19, 2020	nil	41,039	n/a	776,047	480,000	Yes
Robert Krcmarov Director since October 11, 2022	2,345	15,223	n/a	332,211	480,000	No To be attained by November 2026
Pierre Labbé Director since February 17, 2015	6,145	80,075	n/a	1,630,420	480,000	Yes
Norman MacDonald Director since June 7, 2023	35,000	10,891	n/a	867,799	900,000	No To be attained by June 7, 2027
Candace MacGibbon Director since January 19, 2021	nil	32,138	n/a	607,730	480,000	Yes
André Le Bel VP Legal since February 17, 2015	120,973	n/a	46,437	3,165,723	954,000	Yes
Frédéric Ruel CFO since February 20, 2020	67,021	n/a	41,372	2,049,712	900,000	Yes
Iain Farmer VP Development since February 20, 2020	23,101	n/a	16,074	740,799	590,000	Yes
Michael Spencer(4) Managing Director OBL since September 1st, 2017	76,144	n/a	26,954	2,459,094	n/a	n/a

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NOTES:

(1) As provided in the Guidelines, the value of holdings is based on TSX closing price of the Common Shares of the Corporation on December 29, 2023, being $18.91.

(2) For OR Named Executives, the level of securities ownership is based on salaries effective as of January 1st, 2023.

(3) Mr. John Baird resigned as a Director on January 23, 2024.

(4) Mr. Michael Spencer is not subject to the Corporation's Guidelines.

As at December 31, 2023, the Directors and executive officers of the Corporation held, as a group, 352,985 Common Shares, representing 0.19% of the Corporation's issued and outstanding Common Shares.

As at December 31, 2023, the aggregate value of the total number of securities held by non-executive Directors and Named Executives (only including the time-based component of RSUs) represents a value of $16,725,856 ($20,686,770 as of March 22, 2024).

Securities Trading Policy and Hedging Prohibition

The Securities Trading Policy of the Corporation applies to Directors, officers and employees who are or may be insiders of the Corporation. Transactions in the securities of the Corporation are only permitted outside blackout periods. Based on the guidelines provided in the Securities Trading Policy, a prior written approval for any purchase or sale of securities of the Corporation must be obtained from one of the Executive Officers identified therein, which approval will be valid for a maximum of ten (10) business days. In addition, blackout periods are implemented: (i) during the period encompassed between the tenth trading day preceding public disclosure of the financial results and the second trading day following the public disclosure of the financial results for a fiscal quarter or fiscal year end by way of press release; (ii) during the period encompassed between the end of the quarter and the first trading following public disclosure of preliminary production results; and (iii) on an ad hoc basis.

The Corporation forbids all insiders from using any strategy relating to or to use derivative instruments in respect of securities of the Corporation, including purchasing financial instruments that are designed to hedge or offset a decrease in market value of the securities of the Corporation. The policy is available on the Corporation's website at https://osiskogr.com/en/governance-2/policies/.

78	2024 Management Information Circular

QUICK FACTS - CORPORATE GOVERNACE MATTERS

ELECTION METHOD	Majority Voting and Director Resignation Policy
CONTROLLED COMPANY	No
DUAL-CLASS VOTING	No
INDEPENDENT CHAIR	New Independent Chair appointed in November 2023
DIRECTOR AGE LIMIT	Yes
DIRECTOR TERM LIMIT	Yes
WRITTEN GENDER DIVERSITY POLICY (BOARD AND CORPORATE TALENT)	Yes: Board: 33% (target: 40%) Executive Officers: 14% (target 25%)
ANTI-BRIBERY, ANTI-CORRUPTION AND ANTI- MONEY LAUNDERING POLICY

The Board adopted an Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy which provides a framework to ensure that the Corporation, together with its respective Directors, officers, employees, agents and representatives conducts business: (i) in an honest and ethical manner reflecting the highest standards of integrity; (ii) in compliance with all laws, instruments, rules and regulatory requirements applicable to the Corporation; (iii) in compliance with the Corporation's Code of Ethics and; (iv) in a manner that does not contravene anti-bribery, anti-corruption and anti-money laundering laws that apply to the Corporation.

CODE OF ETHICS

Applies to all Directors, officers, employees, consultants and agents acting on behalf of the Corporation which sets out the Corporation's ethical guidelines and best practices to follow for the integrity, trust and respect.

CONFLICT OF INTEREST AND RELATED PARTY TRANSACTION

The Board formally adopted a Conflict of Interest and Related Party Transaction Policy with a view to document what the Corporation has been doing for years to address related party transactions and, to provide a structure to address any such potential transactions in the future.

DISCLOSURE POLICY

The Corporation's Disclosure Management Committee oversees the Corporation's corporate disclosure practices and ensures compliance thereto. The Disclosure Management Committee is also responsible for all disclosure obligations and for overseeing disclosure controls and procedures. It reviews and approves all public disclosure prior to its dissemination.

HUMAN RESOURCES, HEALTH AND SAFETY POLICY

The Board adopted a Human Resources, Health and Safety Policy providing its employees with a working environment that recognizes the rights of all employees to safe, equitable and rewarding working conditions, free of any harassment, discrimination or occupational health hazard, the whole in compliance with applicable laws and regulations and recognizing the employees' right to freedom of association and the right to collective bargaining.

HUMAN RIGHTS POLICY

The Board adopted a Human Rights Policy which promotes respect for the human rights of all stakeholders of the Corporation and provides remedy when applicable. The Corporation does not tolerate any form of exploitation or slavery (or other forced labour), including child labour and any form of discrimination against people.

LOBBYING POLICY

The Board adopted a Lobbying Policy to provide a framework to such employees who are authorized to act on behalf of the Corporation to communicate with public officials. They are therefore held accountable a third-party provider of confidential, anonymous reporting services. for conducting activities in a transparent and ethical manner and complying with the Lobbying Policy.

SECURITIES TRADING POLICY	Directors, officers and employees are prohibited from trading in securities not been disclosed.
WHISTLEBLOWING POLICY

The Corporation has improved its existing Whistleblowing Policy through a third-party provider of confidential, anonymous reporting services. There have been no whistleblower incidents reported to date.

2024 Management Information Circular	79

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation is committed to sound corporate governance practices. The Board of Directors has carefully considered the Corporate Governance Guidelines set forth in Policy Statement 58-201 to Corporate Governance Guidelines. A description of the Corporation's corporate governance practices is set out below in response to the requirements of Regulation 58-101 and in the form set forth in Form 58-101F1 "Corporate Governance Disclosure".

Position Descriptions

The Board has developed written position descriptions for the Chair of the Board and the Chairs of the Board Committees, as well as one for the Lead Director and the President and CEO. Such position descriptions can be found on the Corporation's website at:https://osiskogr.com/en/go vernance-2/positions-descriptions/.

Charter of the Board of Directors and Charters of its respective Committees

The Board has developed written Charters for the Board and each of its standing Committees. The Charter of the Board of Directors is attached as Schedule "A" to this Circular and the Charters of each Committee can be found on the Corporation's website at: https://osiskogr.com/en/governance- 2/charters/.

Majority Voting and Director Resignation Policy for Election of Directors

The Majority Voting and Director Resignation Policy for uncontested director elections is in effect since April 2014 and was last amended on March 30, 2016 to reflect comments received from the TSX. Under such policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast at the meeting of Shareholders, the director shall promptly tender his or her resignation for consideration by the Governance and Nomination Committee and the Board. The Governance and Nomination Committee will consider such resignation and make a recommendation to the Board of Directors. The policy is available on the Corporation's website at The Policy is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

Policy regarding Tenure on the Board of Directors

The Board of Directors is committed to a process of Board renewal and succession-planning for non-executive Directors in order to balance the benefits of experience with the need for new perspectives to the Board while maintaining an appropriate degree of continuity and adequate opportunity for transition of Board and Board Committee roles and responsibilities. Accordingly, the Corporation adopted on March 30, 2016 a policy regarding the tenure on the Board of Directors (the "Board Tenure Policy").

The Governance and Nomination Committee is responsible for recommending nominees for election to the Board and, in furtherance of such responsibility, it analyzes the competencies and skills of existing non-executive Directors, oversees an annual director evaluation process, and assesses the current and future needs of the Board, including the need to comply with the Corporation's Policy regarding the diversity of the Board of Directors (as more fully described below).

In order to assist the Governance and Nomination Committee and the Board in succession- planning for non-executive Directors and appropriate Board renewal, the Board has adopted limits on Board tenure. Non-executive Directors will not be re- nominated for election at an annual meeting after the earlier of the following has occurred:

(a) such director has served 12 years following the later of (i) March 30, 2016 and (ii) the date on which the director first began serving on the Board (the "Term Limit"); or

(b) such director has reached the age of 72 years old on or before the date of the annual or special meeting of Shareholders of the Corporation called in respect of the election of Directors (the "Retirement Age");

provided that, for greater certainty, there should be no expectation that a non-executive director will serve on the Board for the periods contemplated by the Term Limit or until such director reaches the Retirement Age (collectively the "Board Tenure Limits").

Notwithstanding the foregoing, the Board Tenure Limits shall not apply to a non-executive director who has yet to be elected annually for the fifth consecutive time by the Shareholders subject to the Corporation's Majority Voting and Director Resignation Policy. Once a non-executive director has been elected or re-elected for five (5) times, these Board Tenure Limits apply notwithstanding that such director has continued to receive satisfactory annual performance evaluations, has needed skills and experience and meets other Board policies or legal requirements for Board service.

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Exceptionally, on a case-by-case basis and on the recommendation of the Governance and Nomination Committee, a non-executive director who has reached the Term Limit or the Retirement Age may be nominated to serve on the Board for up to a maximum of two (2) additional years.

In determining whether to make such a recommendation to the Board, the Governance and Nomination Committee shall consider the following factors, among others:

(a) the director has received positive annual performance assessments;

(b) the Governance and Nomination Committee believes it is in the best interests of the Corporation that the director continues to serve on the Board; and

(c) the director has been re-elected annually by the Corporation's Shareholders in accordance with the Corporation's Majority Voting and Director Resignation Policy.

Notwithstanding the foregoing, the Board retains full discretion in approving such recommendation by the Governance and Nomination Committee.

In addition, Directors are expected to inform the Chair of the Board or the Lead Director of any major change in their principal occupation so that the Board would have the opportunity to decide the appropriateness of such director's continuance as a member of the Board or of a Board Committee. Directors are also expected to provide the Chair of the Board or the Lead Director with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Governance and Nomination Committee will apply Board nominee selection criteria, including Directors' past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending Directors for re-election for another term. A copy of the Board Tenure Policy is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

Policy regarding the diversity of the Board of Directors

The Corporation is committed to diversity among its Board of Directors. On March 30, 2016, the Board adopted a policy regarding the diversity of the Board of Directors (the "Diversity Policy") relating to candidate selection based on experience and expertise to achieve effective stewardship and management. Due to recent changes to the Board in 2023 and early 2024, in March 2024, the Board of Directors amended its Diversity Policy to remove the timeline to reach the 40% target of women representation on the Board of Directors.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation's success. By bringing together people from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning Board, which will assist the Corporation to achieve its long-term goals.

The Corporation recognizes that gender diversity is a significant aspect of diversity and also acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board. Furthermore, the Board has not set a target for the representation of other ethnic diversity as it would rather consider diversity of experience, perspective, education, background, ethnicity, gender and national origin as part of its overall evaluation of director nominees for election or re- election to the Board.

To ensure sound corporate governance, the Governance and Nomination Committee is guided by the following principles in recommending candidates to the Board of Directors:

i) ensuring that the Board of Directors of the Corporation is composed of Directors who possess extensive knowledge, skills and competencies, diverse points of view, and relevant expertise, enabling them to make an active, informed and positive contribution to the management of the Corporation, the conduct of its business and the orientation of its development;

ii) seeking a balance in terms of the knowledge and competencies of Directors to ensure that the Board of Directors can fulfil its role in all respects; and

iii) To the extent practicable, seeking Directors who represent gender diversity, members of the designated groups (as defined in the Employment Equity Act), ages, cultural communities, geographic areas and other characteristics of the communities in which the Corporation conducts its business.

2024 Management Information Circular	81

In order to achieve its target of 40% of women representation on the Board of Directors, the Governance and Nomination Committee shall:

• maintain a short list of potential candidates for election to the Board of Directors which list shall include a majority of women candidates; this list shall take into account that qualified candidates may be found in a broad array of organizations;

• periodically assess the effectiveness of the nomination process at achieving the Corporation's diversity objectives outlined in this Policy; and

• in order to support the specific objective of gender diversity, consider the level of representation of women on the Board and ensure that women were included in the short list of candidates being considered for a Board position.

As of the date hereof, the following chart presents diversity on the Board:

Ms. Joanne Ferstman, Ms. Edie Hofmeister and Ms. Candace MacGibbon currently represent 33% of the nine (9) Directors.

Further, the President and CEO of the Corporation is a member of the "30% Club". The "30% Club" promotes gender balance on boards to encourage better leadership and governance. In addition, the "30% Club" also aims to develop a diverse pool of talent for all businesses through the efforts of its members who are committed to better gender balance at all levels of their organizations.

At 2023 AGM (as defined below) the Board nominees included at least one Director who identify as a visible minority. However, because of certain changes at the Board and at the executive level, which were made in the best interests of the Corporation, the Board now has no Directors who identify as a visible minority.

The Board and particularly the newly appointed Chair of the Governance and Nomination Committee continue to evaluate the Board's ongoing renewal and will ensure that ethnic diversity is of primary importance when selecting any new candidates for the Board.

The Board is targeting at least one visible minority or indigenous person to stand for election at the 2025 annual meeting of Shareholders or when a Board seat becomes available due to retirement or otherwise.

In making its decision to select a director nominee, the Governance and Nomination Committee considers the selection criteria approved by the Board, as well as its analysis of the Board's needs based on the above criteria. These selection criteria are reviewed periodically. The Corporation will continue to measure its Diversity Policy's efficiency to ensure to meet or exceed the target.

The Diversity Policy is reviewed annually by the Governance and Nomination Committee to ensure it is effective in achieving its objectives. Any changes to the Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation's Circular. A copy of the Diversity Policy is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

Policy regarding the diversity in corporate talent

The Corporation is committed to diversity among its Management team. On November 9, 2016, the Board adopted a policy regarding the diversity in corporate talent (the "Management Diversity Policy") relating to candidate selection based on merit in order to select the best person to fulfill each position within the organization. At the same time, the Corporation recognizes that diversity is important to ensure that the profiles of its team provide the necessary range of perspectives, experience and expertise required to achieve corporate objectives.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation's success. By bringing together people from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning company, which will assist the Corporation to achieve its long-term goals.

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The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Corporation.

The purpose of the Management Diversity Policy is to communicate the importance the Corporation places on the diversity within its organization.

The Corporation believes that diversity enriches discussion and performance of the team in the pursuit of its short and long-term corporate objectives. As part of its strategy to recruit and maintain a diversified organization, it will:

• promote diversity within its team, with particular emphasis on gender diversity;

• promote the contribution of women to the success of the organization;

• assist in the development of women within the organization through training, inside sponsorship and outside mentoring;

• ensure that for every open position within the organization, at least one female be considered as a potential candidate;

• actively participate in internal and external initiatives to promote diversity in its industry with specific focus on gender diversity;

• encourage an awareness in all staff of their rights and responsibilities with regard to fairness, equity and respect for all aspects of diversity; and

• provide work environment that accommodates family and work life balance, while maintaining a high achievement culture.

The Corporation aims to have 25% of officer positions held by women.

The executive team will report annually to the Governance and Nomination Committee on its diversity program, including:

i. gender distribution of employees;

ii. corporate participation on initiatives (internal and external) to promote gender diversity; and

iii. current trends in diversity programs.

The Corporation will also report externally on its performance in the application of diversity programs.

The Management Diversity Policy will be reviewed annually by the Governance and Nomination Committee to ensure it is effective in achieving its objectives. Any changes to the Management Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation's Circular. A copy of the Management Diversity Policy is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

As of the date hereof, the chart below presents diversity on the executive team:

Employee Diversity

The Board and Management believe that diversity and inclusion efforts contribute to a culture of performance and enhance decision making at all levels of the organization.

Accordingly, the Corporation evaluates its approach on an ongoing basis to ensure it is responsive to evolving best practices in diversity and inclusion. In its recruiting and staffing efforts, the Corporation seeks out diversity of gender, background, experience and perspective in order to foster diversity of thought and to build diverse teams.

As of the date hereof, the chart below presents the overall diversity within the organization:

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Organization Overall Diversity

Although the Corporation has not adopted a formal target regarding employee diversity, the Corporation monitors the diversity of its workforce on an ongoing basis and when the time comes to select a candidate for a new position or as a replacement, the Corporation considers the benefit of diversity in its selection criteria.

Conflict of Interest and Related Party Transaction Policy

The Board adopted a Conflict of Interest and Related Party Transaction Policy to effectively identify, evaluate, disclose and manage actual or potential conflicts of interest as well a related party transactions which may arise in relation to the activities of the Corporation. The Board is ultimately responsible for ensuring that any situation of actual or potential conflict of interest as well as related party transactions are effectively identified and managed.

The Corporation's Conflict of Interest and Related Party Transaction Policy aims at ensuring (i) the conduct of Directors and employees within the Corporation are protected against any appearance of impropriety, (ii) the protection of the reputation of the Corporation, and (iii) that all decisions taken are transparent and in the best interests of the Corporation and in compliance with statutory requirements, while upholding good

Conflict of Interest

A conflict of interest is a situation in which a person has, directly or indirectly (through parents, friends, commercial partners, entities with which such person is engaged), a personal, professional or business interest sufficient to appear to influence the objectivity of such person's duties within the Corporation.

Potential Directors, Directors and employees shall not allow such direct or indirect interest to conflict with their duties and take precedence over the interest of the Corporation. Directors must use their best effort to avoid conflicts of interest.

(a) Related party transactions

Related party transactions include, but are not limited to, any arrangement or transaction between the Corporation or any of its associate companies and a director, employee, or associates of such director or employee.

A director shall disclose all interest that such director may have in a related party transaction with the Corporation or that such director is otherwise involved in a situation of actual or potential conflict of interest, at the beginning of any meeting where such matter will be reviewed by the Board. Such disclosure shall be recorded in the minutes of proceedings of said meeting.

A report on related party transactions is disclosed annually by Directors and officers and is provided to the Audit and Risk Committee for review and consideration. The Audit and Risk Committee has the explicit responsibility for reviewing and making recommendations to the Board on non-investment expenses incurred in the context of related party transactions and shall exercise oversight of the reporting of such transactions in the financial statements of the Corporation. The Independent Investment Review Committee is responsible for investments and divestments in the context of related party transactions.

Where a related party transaction of the Corporation shall be subject to Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions or other applicable rules of any exchange on which the common shares of the Corporation are listed, such related party transaction shall be disclosed and approved in accordance with the provisions contained therein.

In case of non-compliance with the Conflict of Interest and Related Party Transaction Policy or the failure to immediately disclose any related party transaction or any situation of actual or potential conflict of interest and/or to take any action agreed with the Chief Financial Officer or the Corporate Secretary in a timely manner, an employee may be subject to disciplinary actions and may also be held personally liable for such acts and/or omissions.

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As part of our year-end procedures, management distributes a detailed questionnaire to each member of the Board and the officers of the Corporation to inquire as to their knowledge of any related party transaction. Accordingly, the Corporation's internal audit procedures include: (i) distributing a detailed questionnaire to all Directors and officers of the Corporation; (ii) identification and coding of related party transactions; (iii) reviewing the Corporation's current related parties and associated transactions (as applicable); (iv) disclosures from Board members and officers regarding their ownership of other entities; (v) participation on additional Boards and previous employment history; (vi) analyzing the results received; and (vii) the Corporation has established guidelines to assist its accounting personnel to determine whether a supplier qualifies as a related party.

The Corporation has investments in associates over which the Corporation has significant influence. Accordingly, when assessing whether the Corporation exercises significant influence or not over such associates, Management evaluates a number of key factors, namely:

• Equity interest held by the Corporation;

• Officer or director role occupied by an officer and/or director of the Corporation;

• Importance of roles such as Chief Executive Officer or Chair of the Board of Directors; and

• Material/significant transactions with the associate.

A copy of the Conflict of Interest and Related Party Transaction Policy is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

Whistleblowing Policy

The Corporation is committed to the highest possible standards of openness, honesty and accountability as its various stakeholders are expecting this and are entitled to it.

The Corporation strongly encourages employees to report any dishonest, fraudulent, unacceptable behaviour, conduct and practices made by its employees regarding accounting, internal accounting controls or auditing, bribery and corruption or other related matters (a "questionable event") and expects them and, as applicable, those of its subsidiaries (Osisko and its subsidiaries) to feel confident about disclosing and reporting on any concerns they may have about any questionable event they are aware of by using the services of a third party provider of confidential, anonymous report provided in the policy.

In line with Osisko's above-stated commitment, the Whistleblowing Policy is structured as a formal tool to allow the receipt, retention and treatment of complaints, denunciations, warnings and any form of notice by any employee of the Corporation regarding a questionable event.

The compliance officer will maintain a record of concerns raised and the outcomes (but in a form which does not endanger the confidentiality of a concerned employee's identity where necessary) and will report to the Chair of the Audit and Risk Committee, and, as necessary, to management.

Nothing in the policy shall prevent an employee from reporting a questionable event to any government agency, such as the U.S. Securities and Exchange Commission, as provided for or protected under applicable law and regulations.

There has been no "questionable event" (as defined in the Whistleblowing Policy) communicated in 2023 through the ethics line or otherwise, to report any conduct of a director or Executive Officer that would constitute a departure from the Code of Ethics.

A copy of the Whistleblowing Policy is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

Human Rights Policy

The Board adopted a Human Rights Policy which formalizes the principles that have continually guided the Corporation. This policy complements the values set out in Osisko's Code of Ethics. It also ensures that whether directly through its action or indirectly through the influence that it may exert on its partners, the Corporation promotes respect for the human rights of all stakeholders of the Corporation and provides remedy when applicable.

This policy is based on principles established by the

Universal Declaration of Human Rights, the United Nations' Guiding Principles on Business and Human Rights, the Canadian Charter of Rights and Freedoms, the Québec Charter of human rights and freedoms and the UN Global Compact. It applies to all Directors, officers, employees and consultants of the Corporation and its wholly-owned subsidiaries.

The Corporation is committed to respecting human rights principles in all jurisdictions in which it does business.

The Corporation encourages its Directors, officers, employees and consultants to use the anonymous independent resource identified in the policy to disclose any human rights related grievance. The Corporation does not tolerate any retaliation that could be made against a director, officer, employee or consultant who reported a grievance. Retaliatory action will be sanctioned severely and may warrant immediate dismissal.

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Any director, officer, employee or consultant who becomes aware of any action, which could constitute a violation to this policy, is required to report such violation through a third party provider of confidential, anonymous reporting services.

A copy of the Human Rights Policy is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy

In March 2023, the Board adopted an Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy. The Corporation promotes zero-tolerance against bribery, corruption and money-laundering and entrenches such fundamental principles in its corporate values.

Many countries, such as Canada and the United States, have passed legislation criminalizing bribery of government officials such as the Canadian Criminal Code and Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (USA) and other relevant local laws in the countries where the Corporation carries on business activities. The sanctions for violating such laws can be acute and may include individual and corporate fines, as well as imprisonment.

The Corporation's Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy provides a framework to ensure that the Corporation, together with its respective Directors, officers, employees, agents and representatives conducts business:

• in an honest and ethical manner reflecting the highest standards of integrity;

• in compliance with all laws, instruments, rules and regulatory requirements applicable to the Corporation;

• in compliance with the Corporation's Code of Ethics and;

• in a manner that does not contravene anti- bribery, anti-corruption and anti-money laundering laws that apply to the Corporation.

Compliance by all Directors, officers, employees, agents or representatives with the Corporation's Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy, as amended from time to time, is required.

The Corporation's personnel and representatives must not make any contribution or provide any donations or financial support to any political party, political organization, politician or election candidate for any political office or incur any other political expenditure on behalf of the Corporation, except as may be pre-approved by the Compliance Officer in writing. Donations or financial support includes prize donations or purchasing tickets for events such as dinners, speaking engagements or golf tournaments where such funds constitute in full, or in part, a political donation. All approved political contributions must be carefully recorded and transparent.

Any director, officer, employee, agent and representative who becomes aware of any action which could constitute a violation of the Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy is required to report such violation either to their immediate supervisor or, if an individual is not comfortable discussing the matter with their immediate supervisor, or does not believe that such supervisor has dealt with the matter properly, then the individual should raise the matter using the anonymous independent resource identified in the Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy to disclose any such violation. Nothing shall prevent an employee from reporting a potential violation of the Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy to any government agency, as provided for or protected under applicable law and regulations.

A copy of the Anti-Bribery, Anti-Corruption and Anti- Money Laundering Policy is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

Nothing in the Corporation's Anti-Bribery, Anti- Corruption and Anti-Money Laundering Policy shall prevent an employee from reporting a questionable event to any government agency, such as the U.S. Securities and Exchange Commission, as provided for or protected under applicable law and regulations.

Lobbying Policy

In November 2023, the Board adopted a Lobbying Policy to provide to provide a framework to such employees who are authorized to act on behalf of the Corporation to communicate with public officials. They are therefore held accountable for conducting activities in a transparent and ethical manner and complying with the Lobbying Policy.

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The purpose of this Lobbying Policy is to facilitate the Corporation's and its In-house representatives' compliance with lobbying laws everywhere the Corporation operates, and to enable the accurate, complete and timely tracking of the Corporation's or its in-house representatives' trackable contact with public officials.

A copy of the Lobbying Policy is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

HUMAN RESOURCES MATTERS

The Board adopted a Human Resources, Health and Safety Policy providing its employees with a working environment that recognizes the rights of all employees to safe, equitable and rewarding working conditions, free of any harassment, discrimination or occupational health hazard, the whole in compliance with applicable laws and regulations. The Corporation is committed to protecting the fundamental rights of its employees in all jurisdictions in which it does business.

The Corporation recognizes the employees' right to freedom of association and the right to collective bargaining.

This policy is based on principles established by the International Labour Organization's Declaration on Fundamental Principles and Rights at Work and the Québec Charter of human rights and freedoms and applies to all Directors, officers, employees and consultants of the Corporation and its wholly-owned subsidiaries.

The Corporation encourages its Directors, officers, employees and consultants that have a bona fide grievance to use the anonymous independent resource identified in this policy to disclose any such grievance. The Corporation does not tolerate any retaliation that could be made against a director, officer, employee or consultant who reported a grievance. Any such action will be sanctioned severely and may warrant immediate dismissal.

Any director, officer, employee or consultant who becomes aware of any action, which could constitute a violation to this Policy, is required to report such violation through a third party provider of confidential, anonymous reporting services. Such anonymous reports will be forwarded directly to the Lead Director of the Corporation for investigation. All such anonymous reports will be treated sensitively and seriously, in the strictest confidence and in accordance with the Corporation's policy and all applicable laws.

A copy of the Human Resources, Health and Safety Policy is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

The Corporation has not suffered any workplace fatalities since its creation in 2014.

No employees are covered by a collective bargaining agreement.

Policy on the prevention of Psychological or Sexual harassment in the Workplace and the Handling of complaints

The policy on the prevention of psychological or sexual harassment in the workplace and the handling of complaints (the "Harassment Policy") is in effect since 2019. The Corporation does not tolerate nor accept any form of psychological or sexual harassment. The Harassment Policy is intended to prevent and put an end to any situation of psychological or sexual harassment in its business, including any form of discriminatory harassment. The Harassment Policy also provides for intervention measures applicable to harassment complaints filed or situations of harassment reported to the Corporation. All communications are forwarded directly to the Chair of the HR Committee.

Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct. In addition, the Directors, officers and employees of the Corporation are expected to act and to hold their office within the best interests of the Corporation. The Corporation expects that all Directors shall act in compliance of all laws and regulations applicable to their office as director of the Corporation.

A copy of the Policy on the prevention of Psychological or Sexual harassment in the Workplace and the Handling of complaints is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

There has been no psychological or sexual harassment complaint in 2023 to the responsible persons designated by the Corporation.

Code of Ethics

The Board has adopted a Code of Ethics (the "Code of Ethics") applicable to all of its Directors, officers and employees.

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The Code of Ethics communicates to Directors, officers and employees' standards for business conduct in the use of Osisko time, resources and assets, and identifies and clarifies proper conduct in areas of potential conflict of interest. Each director, officer and employee is provided with a copy of the Code of Ethics and is asked to sign an acknowledgement that the standards and principles of the Code of Ethics will be maintained at all times on Osisko business. The Code of Ethics is designed to deter wrongdoing and promote: (a) honest and ethical conduct; (b) compliance with laws, rules and regulations; (c) prompt internal reporting of Code of Ethics violations; and (d) accountability for adherence to the Code of Ethics. Violations from standards established in the Code of Ethics, and specifically under internal accounting controls, are reported to the CFO or to the VP Legal and can be reported anonymously. The CFO and the VP Legal will report to the Audit and Risk Committee who will report to the Board any reported violations at least quarterly, or more frequently depending on the specifics of the reported violation.

The Chair of the Board and the President and CEO and the Governance and Nomination Committee are responsible for promoting a corporate culture, which supports the highest of ethical standards, encourages personal integrity and assumes social responsibility.

The Corporation will adopt, from time to time, policies and guidelines relating to ethics that apply to all Directors, officers and employees of the Corporation. The Corporation's Code of Ethics will be reviewed on an annual basis as well as adherence thereto.

The Code of Ethics is distributed to and signed by each of the Corporation's employees when they are hired. Directors, officers and designated employees are required, on an annual basis, to declare their commitment to abide by the Corporation's Code of Ethics. Management of the Corporation reports annually to the Governance and Nomination Committee all non-compliance statements so disclosed by Directors, officers and designated employees.

In addition, the Board has established under the Corporation's Whistleblowing Policy, a process for the receipt and treatment of all complaints concerning accounting, internal accounting controls, auditing or related matters submitted by any employee, including procedures for the confidential anonymous submissions by employees of concerns regarding said matters.

Nothing in the Corporation's Code of Ethics shall prevent an employee from reporting a questionable event to any government agency, such as the U.S. Securities and Exchange Commission, as provided for or protected under applicable law and regulations.

There has been no "questionable event" (as defined in the Whistleblowing Policy) communicated in 2023 through the ethics line or otherwise, to report any conduct of a director or Executive Officer that would constitute a departure from the Code of Ethics.

A copy of the Code of Ethics is available on the Corporation's website at: https://osiskogr.com/en/governance-2/policies/.

Environmental, Social and Governance

The Environmental and Sustainability Committee and the Governance and Nomination Committee of the Board oversee Osisko's ESG matters including environmental, social and corporate responsibility/governance issues and strategy. The Corporation's ESG Management Committee is responsible for the execution of the ESG strategy.

Given that the Corporation does not conduct mining operations, it understands the most significant way it can mitigate risks and opportunities is by conducting rigorous due diligence of any prospective investment in a mining asset and then by closely monitoring an asset's performance post transaction. The Corporation is committed to promoting sustainable development through its investments and applies rigorous ESG guidelines across all of its business decisions.

This year, the Corporation made significant progress in several areas of sustainability. Supporting Osisko's mandate to align capital allocations with ESG principles, the Corporation formalized its investment due diligence process by developing an ESG screening and monitoring tool. The tool is aligned with industry-leading practices and allows the Corporation to assess the ESG performance of potential assets and mining partners across multiple topics prior to investing and subsequent monitoring post capital deployment. To better understand Osisko's exposure to climate-related risks, the Corporation undertook climate-related risk assessment scenario analysis, simulating potential futures and identifying potential physical and transition risks to some of it's key assets. This assessment helped inform the development of a 2024-2027 climate change strategy, which was approved in early 2024, and which is framed by three pillars:

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1) Management of climate-related financial risks;

2) Pursuit of a low-emission future; and

3) Governance and disclosure.

Under each pillar, commitments were developed to ensure progress can be made and measured against the strategy. Osisko continued to improve the internal competencies and awareness in several areas through targeted training on diversity, equity and inclusion, health and safety and human rights.

In 2023, the Corporation also developed new internal community investment guidelines to maximise the impacts of it's contributions. Osisko contributed over $325,000 in 2023 across it's three giving pillars of education, social/community, and climate change/environmental. Osisko's community investments and employee volunteering initiatives continued to focus on supporting the local communities around our head office and those around our mining partners.

Osisko also strengthened its governance through the adoption of new policies including a Human Resources, Health and Safety Policy, Human Rights Policy, and Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy. The Corporation also strengthened its Management team by appointing a dedicated Vice President, Sustainability and Communications to drive progress on sustainability initiatives.

The Corporation is a member of several industry associations to stay abreast of issues and engage with peers, such as the Association de l'Exploration Minière du Québec, Association Minière du Québec and Fédération des chambres de commerce du Québec. The Corporation is committed to the United Nations Global Compact, a voluntary initiative focused on implementing sustainability principles that cover human rights, labour, environment and anti-corruption. In 2023, the Corporation joined the World Gold Council to support responsible development across the mining supply chain and to expand the understanding of the gold market globally. Osisko also has a strategic partnership with Carbon Streaming Corporation, a specialized streaming company that finances carbon offset projects through carbon credit streaming agreements.

The following is a summary of the ESG Performance highlights achieved by the Corporation during 2023 and in the first quarter of 2024:

Item	Highlights
Environmental	- Established a 2024-2027 climate change strategy
- Conducted climate scenario analysis for five key assets to better understand how climate change may impact the business
- Zero Scope 1 greenhouse gas ("GHG") emissions
- Scope 2 indirect GHG emissions totaled only 25 tonnes of carbon dioxide equivalent ("tCO2e")
- Scope 3 (other indirect) GHG emissions of 265 tCO2e related to business travel and employee commuting
- Scope 3 financed emissions (i.e. Category 15 emissions) of 30,495 tCO2e (Note: due to the timing of reporting GHG emissions data from our mining partners, Scope 3 financed emissions are for 2022 as complete 2023 emissions data was not available in time for publication in the Circular)
Social	- Funded over $325,000 in community investments
- Created Community Investment guidelines and process, based on three pillars (Climate/Environment, Social/Community and Education)
- Adopted a Human Rights Policy
- Adopted a Human Resources, Health and Safety Policy
- 44% of all employees and 25% of the officers of the Corporation are women
- 26% of all employees have ethnic origin

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Item
Governance	- The Corporation maintained zero incident record in Health and Safety and zero incident record of material breaches of Code of Ethics / Whistleblower reports

- At year-end, the Corporation had 38% of women Directors on its Board of Directors. Given recent changes, Osisko currently has 33% of women on the Board. In addition, the Corporation maintains it objective to achieve 40% of female representation on the Board of Directors.

- The Corporation maintained its 'A' rating from MSCI
- The Corporation achieved the following ranking with Sustainalytics:
ESG Risk Rating was maintained at 12.9 (low risk)
✓ 6 out of 117 in Precious Metals industry (5th percentile)
✓ 4 out of 87 in Gold subindustry (4th percentile)
- The Corporation improved its rating with Institutional Shareholder Services Inc. (ISS):
✓ ESG Corporate rating "-C"
- Adopted Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy
- Enhanced internal ESG oversight with the creation of an ESG Management Committee and dedicated Vice President, Sustainability and Communications

As part of the Corporation's ongoing efforts to increase disclosures and transparency, and to further elaborate on the Corporation's strategy on ESG matters, the Corporation will be delivering its fourth Sustainability report in April 2024. Additional information on the Corporation's evolving governance practices can be found on the Corporation's website at https://osiskogr.com/en/corporate-governance/.

Shareholder's Outreach Program and Board Responsiveness

The Board of Directors and the Governance and Nomination Committee have adopted a Shareholder outreach program (the "Outreach Program") as it believes that constructive engagement with the Corporation's Shareholders is important for good corporate governance and transparency.

As part of the Outreach Program, the Board welcomes Shareholder inquiries and comments relating to: (i) corporate governance practices and disclosure; (ii) corporate responsibility and environmental, social and governance matters; (iii) executive performance, compensation and succession planning; and (iv) Board independence and Committee composition and succession planning.

Matters not directly related to the foregoing are more appropriately addressed by Management through the Corporation's Investor Relations team. All Shareholder inquiries and comments relating to the Corporation's business, investments, financial results, strategic direction and similar matters should be directed to the Corporation's Investor Relations team.

The Board, under the Outreach Program and through the Governance and Nomination Committee, establishes annually a program to engage directly with key Shareholders to discuss Board matters. This program allows the Lead Director and the Chair of the Governance and Nomination Committee, together with the Chair of any other relevant committee of the Board, if necessary, to exchange views with Shareholders on relevant governance topics, receive feedback on the performance of the Corporation and the Board with respect to Board matters and discuss potential areas of improvement, if any.

In connection with the election of Directors at the annual meeting of Shareholders held on June 7, 2023 ("2023 AGM"), while all Director nominees were elected to the Board with more than 80% support, Mr. Sean Roosen received 77.9% of the votes cast in favour of his election. Some institutional Shareholders withheld votes for the election of Mr. Roosen, while proxy advisory firms Glass Lewis & Co. and Institutional Shareholder Services Inc. did not raise any concerns and therefore recommended to vote in favour of his election.

As part of the Shareholder Outreach Program leading to the 2023 AGM, the Corporation reached out to twelve (12) of its major Shareholders; four of which, representing approximately 9.3% of the issued and outstanding Common Shares of the Corporation, agreed to engage with the Corporation.

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Following to the 2023 AGM, certain Directors held meetings to discuss the independence of the Executive Chair as well as changes in leadership. Further to deliberations, it was concluded that it would be in the best interest of the Corporation and its Shareholders to transition Mr. Roosen's role from Executive Chair to a non-Executive Chair of the Board, this change took effect on July 4, 2023.

In November 2023, the Governance and Nomination Committee and the Board re-assessed Mr. Roosen's role within the Corporation given his increased focus and attention to Osisko Development where he holds the positions of Chair of the Board and Chief Executive Officer. Consequently and after further deliberations, the Board and Mr. Roosen agreed that it would be preferable for the latter to step down from the Board of Directors of the Corporation in order to enable him to devote more of his time to the development of the respective key gold mining projects held by Osisko Development. Mr. Roosen resigned from the Board on November 20, 2023.

Contacting Osisko's Board of Directors

Shareholders, employees and other interested parties may communicate directly with the Board by:

1. Writing to:	Chair of the Board
Osisko Gold Royalties Ltd
1100 Avenue des Canadiens-de-Montréal
Suite 300
Montréal, Québec, H3B 2S2

2. Calling:	514-940-0670

3. Emailing:	Chair-Board@osiskogr.com

Committees of the Board

The Board has established five (5) standing committees, namely: the Audit and Risk Committee, the Governance and Nomination Committee, the Human Resources Committee, the Environmental and Sustainability Committee and the Independent Investment Review Committee. The following is a description of the authority, responsibilities, duties and function of such committees.

Governance and Nomination Committee

The Governance and Nomination Committee is responsible for the monitoring of the Corporation's corporate governance and nomination matters.

The Governance and Nomination Committee has the general mandate to (i) consider and assess all issues that may affect the Corporation in the areas of corporate governance and nomination generally; (ii) recommend actions or measures to the Board to be taken in connection with these two (2) areas; and (iii) monitor the implementation and administration of such actions or measures, or of corporate policies and guidelines adopted by regulatory authorities or the Board with respect to said two (2) areas. The Chair of the Governance and Nomination Committee is also responsible to conduct the Corporation's outreach program toward Shareholders and stakeholders. The Charter of the Governance and Nomination Committee is available on the Corporation's website at https://osiskogr.com/en/governance-2/charters/.

Corporate governance practices determine the process and structure used to manage and run the internal and commercial business of the Corporation with a view to preserving its financial and operational integrity, complying with all applicable rules in general and increasing its value to Shareholders.

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As regards corporate governance matters, the Governance and Nomination Committee is responsible for establishing practices which must be followed and should be in line with corporate governance rules and guidelines in effect from time to time as adopted by relevant authorities. The Governance and Nomination Committee is also responsible for recommending to the Board new candidates for director and to assist the Board in the assessment of the performance of senior officers, of the Board and its committees and of individual Directors.

The Governance and Nomination Committee met four (4) times during the most recently completed financial year. Since February 8, 2024, the Governance and Nomination Committee is composed of the following three (3) independent Directors:

David Smith	Edie Hofmeister	W. Murray John
(Chair)

Work Performed by the Governance and Nomination Committee

In 2023 and beginning of 2024, the Governance and Nomination Committee reviewed and/or approved:

• the 2023 management information circular and recommended Board approval;

• 2023 Shareholder voting results;

• the Board assessment questionnaire and assessment process;

• Management's practices in maintaining open and transparent communications with the Board;

• the skills matrix of the members of the Board;

• the Corporation's disclosure on regulatory filings to assess any potential conflict and related party transactions;

• the Directors' 2023 education program;

• the amended position descriptions of the Chair of the Board (formerly Executive Chair), the Lead Director, the Committee Chairs and the President and CEO and recommended Board approval;

• the amended the Charters of the Governance and Nomination Committee and that of the Board;

• the Governance and Nomination Committee Annual Work Program;

• the amended Code of Ethics, the amended Whistleblowing Policy, the Disclosure Policy, Securities Trading Policy, the amended Policy regarding Diversity of the Board of Directors, the Policy regarding Tenure on the Board of Directors, the Policy regarding the diversity in corporate talent, the amended Disclosure Policy, the amended Securities Ownership Guidelines, the Majority Voting, Director Resignation Policy, the amended Securities Trading Policy, the Conflict of Interest and Related Party Transaction Policy and the Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy;

• the Lobbying Policy and recommended Board approval;

• the Board self-assessment and evaluation;

• the list of candidates for election to the Board;

• searched for and selected a director nominee and recommended to the Board Mr. David Smith's candidacy;

• the list of directorship of public companies held by members of Management of the Corporation as representative of the Corporation;

• the Corporation's governance practices, including Board tenure, independence, overboarding and conflict of interest procedures;

• the composition of the Board and its standing Committees; and

• Management's relationship with the Board of Directors as well as the effectiveness the Corporation's Management organization structure.

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Audit and Risk Committee

The Audit and Risk Committee meets regularly in order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the following: (i) in its oversight of the Corporation's accounting and financial reporting principles and policies and internal audit controls and procedures; (ii) in its oversight of the integrity and transparency of the Corporation's financial statements and the independent audit thereof; (iii) in selecting, evaluating and, where deemed appropriate, replacing the external auditors; (iv) in evaluating the independence of the external auditors; (v) in its oversight of the Corporation's risk identification, including cybersecurity and data privacy and security risks, controls and related matters, assessment and management program; and (vi) in the Corporation's compliance with legal and regulatory requirements in respect of the above.

The Charter of the Audit and Risk Committee is available on the Corporation's website at https://osiskogr.com/en/governance-2/charters/.

The function of the Audit and Risk Committee is to provide independent and objective oversight. The Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation's annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit and Risk Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit and Risk Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit and Risk Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit and Risk Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by Management as to non- audit services provided by the auditors to the Corporation.

The Board has adopted the Audit and Risk Committee Charter, mandating the role of the Audit and Risk Committee in supporting the Board in meeting its responsibilities to Shareholders.

The Audit and Risk Committee met four (4) times during the most recently completed financial year. Since June 7, 2023, the Audit and Risk Committee is composed of the following four (4) independent Directors:

Joanne Ferstman	Pierre Labbé	Candace MacGibbon	Norman MacDonald
(Chair)

Information Security Risk Oversight and Management

All members of the Audit and Risk Committee are independent and knowledgeable about information security risk management. Management provides a report on information technology security, including cyber risks, data security, ongoing staff training, mitigation and resilience to the Audit and Risk Committee at each of its quarterly meetings. Four (4) Directors have information security experience. In the last three years, there have been no occurrences of security breach that generated expenses nor has there been expenses incurred from information security breach penalties and settlements. In addition, the Corporation has not experienced an information security breach in the last three years. Since the Corporation is listed on the New York Stock Exchange and is subject to Sarbanes-Oxley Act of 2002 ("SOX") reporting requirements, the Corporation's systems are part of the annual SOX audit performed by the Corporation's auditors and independent specialized firms are periodically engaged to conduct specific procedures on our information security systems. Ms. Candace MacGibbon recently received a Cybersecurity Certification from Cornell University, which brings additional information technology oversight to the Audit and Risk Committee.

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Work Performed by the Audit and Risk Committee

In 2023 and beginning of 2024, the Audit and Risk Committee reviewed and/or approved:

• the amended Audit and Risk Committee Charter;

• the Audit and Risk Committee Annual Work Program;

• Management's report on the Corporation's Risk Evaluation Review for the year 2023 with quarterly updates;

• Management's report on impairment of assets;

• the Corporation's auditors' Audit Plan;

• the Corporation's internal audit function;

• proposed changes to the Corporation's Investment Policy, Delegation of Authority Policy and the U.S. Dollar Hedging Policy and recommended Board approval;

• the Corporation's financial group review for development and succession planning;

• policy on procedures for approval of audit and non-audit services by external auditor and approve their fees;

• the Corporation's review process in determining related party transactions;

• the consolidated financial statements, management's discussion and analysis and press releases for the year 2023 and recommended Board approval;

• the quarterly financial statements, management's discussion and analysis and press releases related thereto and recommended Board approval;

• monitored compliance requirements with the Securities and Exchange Commission, including the Sarbanes-Oxley Act of 2002, and the New York Stock Exchange;

• the appointment of the auditors of the Corporation;

• the efficiency of the Audit and Risk Committee;

• the Corporation's internal controls and compliance certifications on a quarterly basis;

• audit and non-audit work fees;

• the Corporation's report on cash management;

• the Corporation's information technology related activities;

• the Corporation's insurance coverage;

• the Corporation's tax matters;

• the Corporation's accounting policies;

• received documentation provided by Management on continuing education;

• monitored whistleblowing and litigation matters; and

• met (in camera) with the Auditors of the Corporation on a quarterly basis.

Additional reference is made to the Section entitled "Audit and Risk Committee" of the Corporation's Annual Information Form ("AIF") that contains the information required by section 5.1 of Form 52-110F1 of Regulation 52-110. The Corporation's AIF is available on SEDAR + at www.sedarplus.ca and on EDGAR at www.sec.gov, and a copy of same will be provided free of charge, upon request, to any Shareholder of the Corporation.

Human Resources Committee

The HR Committee is responsible for approving compensation objectives and the specific compensation programs for policies and practices of the Corporation on matters of remuneration, succession planning, human resources recruitment, development, retention and performance evaluations, which policies are developed and implemented in conformity with the Corporation's objectives with the view to attracting and retaining the best qualified management and employees. The HR Committee is responsible for recommending, monitoring and reviewing compensation programs for senior executives. It is also responsible to oversee treatment of complaints received pursuant to the Policy on the prevention of psychological or sexual harassment in the workplace and the handling of complaints.

The Charter of the HR Committee is available on the Corporation's website at https://osiskogr.com/en/governance- 2/charters/.

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The HR Committee met four (4) times during the most recently completed financial year. Since June 7, 2023, the HR Committee is composed of four (4) independent Directors:

Pierre Labbé	Joanne Ferstman	Edie Hofmeister	Candace MacGibbon
(Chair)

The work performed by the HR Committee is disclosed under heading "Work Performed by the Human Resources Committee" of this Circular.

Environmental and Sustainability Committee

The Environmental and Sustainability Committee is responsible for overseeing (i) environmental (ii) social, and (iii) governance ("ESG") matters consistent with corporate objectives and stakeholders' expectations. Given that the Corporation does not conduct mining operations, its mandate is focused on assessing the ESG performance of the Corporation's existing portfolio and evaluating management's ESG strategy for the business going forward. Accordingly, the Environmental and Sustainability Committee monitors ESG issues, and any new or heightened risks that are brought by the management team to its attention.

The Environmental and Sustainability Committee shall also exercise oversight over the Corporation's climate strategy by reviewing the strategy proposed by management and monitor progress towards the implementation of such strategy and achieving related goals. The Environmental and Sustainability Committee shall make recommendations to the Board of Directors in this respect.

The Environmental and Sustainability Committee is responsible for reviewing and monitoring matters relating to the environment, climate change and risks related to communities surrounding the Corporation's partner's projects. In performing its duties, the Environmental and Sustainability Committee shall (i) consider and evaluate the Corporation's own ESG compliance and practices; (ii) obtain, when possible, from such companies operating assets over which the Corporation holds a royalty, stream or other interest, a confirmation that they comply with applicable laws; have developed and implemented appropriate ESG policies and procedures for their operations, including by implementing corporate policies, best practices; and (iii) recommend to the Board the steps to be taken in connection with these matters.

The Charter of the Environmental and Sustainability Committee is available on the Corporation's website at https://osiskogr.com/en/governance-2/charters/.

The Environmental and Sustainability Committee met two (2) times during the most recently completed financial year. Since June 7, 2023, the Environmental and Sustainability Committee is composed of three (3) independent Directors:

W. Murray John	Edie Hofmeister	Robert Krcmarov
(Chair)

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Work Performed by the Environmental and Sustainability Committee

In 2023 and beginning of 2024, the Environmental and Sustainability Committee reviewed and/or approved:

• the amended Environmental and Sustainability Committee Charter and approved its Annual Work Program;

• presentation on climate change scenario analysis;

• the Corporation's environmental, social and governance goals, timeline and steps to determine its objectives;

• the amended Human Rights Policy;

• the Corporation's evolution on ESG matters and due diligence processes;

• the Corporation's new ESG due diligence screening/monitoring tool;

• the Corporation's climate change strategy;

• the timeline and disclosure relative to the Corporation's fourth Sustainability report.

Independent Investment Review Committee

In May of 2023, the Board formed an Independent Investment Review Committee. This committee is charged with reviewing and providing its recommendations to the Board, on an ad hoc basis, on any potential material investment or investment stewardship determination. The creation of this committee strengthened the Corporation's corporate governance and investment decisions are provided appropriate oversight.

The Independent Investment Review Committee met six (6) times during the most recently completed financial year. Since June 7, 2023, the Independent Investment Review Committee is composed of three (3) independent Directors:

Norman MacDonald	W. Murray John	Robert Krcmarov
(Chair)

Nomination of Directors

In consultation with the Chair of the Board, the Governance and Nomination Committee annually reviews the competencies and skills the members of the Board should possess as well as the skills, areas of expertise, background, independence and qualifications credentials of nominees for election or re-election as members of the Board of Directors. If vacancies occur on the Board, the Governance and Nomination Committee would recommend nominees to the Board, consider their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already Directors of the Corporation, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and Committee meetings. The use of a skills matrix is also an additional tool in recommending nominees to the Board of Directors. The Board's current skills matrix is set out under heading "Board's Skills Matrix" of this Circular.

Board Assessment

A detailed questionnaire is distributed annually to each member of the Board in order to enable individual Directors to provide feedback on the effectiveness of the Board and its standing Committees as well as the contribution of each member. As part of the assessment process review, each Board member will assess the performance of the respective Committees of the Board.

In addition, the results of the questionnaires are compiled by the Assistant Corporate Secretary and reviewed by the VP Legal and thereafter provided to the Chair of the Board, the Lead Director and the President and CEO of the Corporation. The Chair of the Board may decide to contact each director and to conduct a confidential one-on-one meeting to discuss the results and any issues arising from the performance assessments. Following the evaluation process, the compiled results are provided to the members of the Governance and Nomination Committee and the members of the Board for discussion at the year-end meetings.

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The Governance and Nomination Committee assesses the operation of the Board and its standing Committees, the adequacy of information given to Directors, communication between the Board and Management, the Board size and overall skills. The Governance and Nomination Committee also recommends changes to the Board in order to enhance its performance based on the survey feedback.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1st, 2023, no director or executive officer of Osisko, or Shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness outstanding with any current or former director, executive officer or employee of the Corporation or its subsidiaries which is owing to the Corporation or its subsidiaries, or which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

LIABILITY INSURANCE

The Corporation subscribes to liability insurance for the benefit of its Directors and officers to cover them against certain liabilities contracted by them in such capacity. For the most recently completed financial year, this insurance provided for a coverage limit of US$100 million per loss and policy year and the premium paid by the Corporation amounted to US$1.2 million on an annualized basis. When the Corporation is authorized or required to indemnify an insured, a deductible of US$2.5 million applies. The policy contains standard industry exclusions.

SECOND ITEM OF THE AGENDA

APPOINTMENT AND REMUNERATION OF AUDITORS

The Board of Directors and the Audit and Risk Committee of the Corporation recommend that Shareholders vote for the appointment of PricewaterhouseCoopers LLP a partnership of chartered professional accountants ("PwC"), as independent auditor of the Corporation for the fiscal year ending December 31, 2024 and to authorize the Directors to establish their remuneration. PwC was originally appointed on April 30, 2014.

Unless the form of proxy states otherwise, or if the right to vote is not exercised for the appointment of the auditors, the persons named in the enclosed form of proxy intend to VOTE FOR the re-appointment of PwC, Chartered Professional Accountants, as independent auditor of the Corporation and for the Directors to fix their remuneration.

The following table illustrates in detail the components of the fees incurred in 2023 and in 2022:

Year	Audit Fees(1) ($)	Audit Related Fees ($)	Tax Fees(2) ($)	All Other Fees ($)
December 31, 2023	919,600	−	98,275	−
December 31, 2022	1,084,823	−	110,402	−

NOTES:

(1) Audit fees include services rendered in connection with the audit of the Corporation's annual consolidated financial statements and audit fees for separate audit opinions of subsidiaries of the Corporation. In 2023, audit fees also include services rendered in relation to the Short Form Base Shelf Prospectus dated July 26, 2023. In 2022, audit fees also include services rendered in relation to the Short-Form Prospectus dated March 25, 2022 and services rendered in relation to the listing of Osisko Development (which was a subsidiary of the Corporation until September 30, 2022) on the New York Stock Exchange.

(2) Tax fees are related to tax compliance, tax planning and tax advice services for the preparation of corporate tax returns and proposed transactions.

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THIRD ITEM OF THE AGENDA

APPROVAL OF THE UNALLOCATED RIGHTS AND ENTITLEMENTS UNDER THE EMPLOYEE SHARE PURCHASE PLAN

The Shareholders approved the replenishment of the Employee Share Purchase Plan in May 2021. The TSX rules provide that unallocated rights or other entitlements under a security based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years.

The Employee Share Purchase Plan provides for a maximum number of Common Shares, which shall not exceed 0.1% of the issued and outstanding Common Shares at all times. Furthermore, as provided for under Section 3.4 of the Employee Share Purchase Plan, the Corporation's contribution for each eligible employee is an amount that is equal to 60% of the eligible employee's contribution, which may be amended, from time to time, at the discretion of the Corporation. A copy of the Employee Share Purchase Plan, is available on the Corporation's website at https://osiskogr.com/en/governance-2/incentive-plans/.

At the Meeting, in accordance with the rules of the TSX, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, in the form set forth below, subject to such amendments, variations or additions as may be approved at the Meeting, renewing the approval of the unallocated rights or other entitlements under the Employee Share Purchase Plan:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. All unallocated rights or other entitlements under the Employee Share Purchase Plan be and are hereby approved;

2. The Corporation shall have the ability to issue Common Shares under the Employee Share Purchase Plan until May 9, 2027, which date is the date that is three (3) years from the date of the Shareholder meeting at which Shareholder approval is being sought; and

3. Any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to do, or cause to be done, all such acts and things, execute and deliver, or cause to be delivered, such other documents, agreements, certificates and statements, as any such director and officer may, in their discretion, determine to be necessary or desirable in order to give full effect to the intent and purpose of these resolutions, the authority for the execution of such documents, agreements, certificates and statements and the doing of such other acts or things to be conclusively evidenced thereby."

Accordingly, the Board of Directors and Management are recommending that the Shareholders VOTE FOR the approval of the said ordinary resolution that requires an affirmative vote of the majority of the votes cast at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to VOTE FOR the approval of the resolution.

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FOURTH ITEM OF THE AGENDA

APPROVAL OF THE UNALLOCATED RIGHTS AND ENTITLEMENTS UNDER THE RSU PLAN

The Shareholders originally approved the Corporation's RSU Plan and unallocated rights and entitlements under the plan in May 2021. The TSX rules provide that unallocated rights or other entitlements under a security based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years.

The RSU Plan provides for a maximum number of Common Shares, which shall not exceed 1% of the issued and outstanding Common Shares at all times. A copy of the RSU Plan, is available on the Corporation's website at https://osiskogr.com/en/governance-2/incentive-plans/.

At the Meeting, in accordance with the rules of the TSX, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, in the form set forth below, subject to such amendments, variations or additions as may be approved at the Meeting, renewing the approval of the unallocated rights or other entitlements under the RSU Plan:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. All unallocated rights or other entitlements under the RSU Plan be and are hereby approved;

2. The Corporation shall have the ability to continue granting RSUs under the RSU Plan until May 9, 2027, which date is the date that is three (3) years from the date of the Shareholder meeting at which Shareholder approval is being sought; and

3. Any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to do, or cause to be done, all such acts and things, execute and deliver, or cause to be delivered, such other documents, agreements, certificates and statements, as any such director and officer may, in their discretion, determine to be necessary or desirable in order to give full effect to the intent and purpose of these resolutions, the authority for the execution of such documents, agreements, certificates and statements and the doing of such other acts or things to be conclusively evidenced thereby."

Accordingly, the Board of Directors and Management are recommending that the Shareholders VOTE FOR the approval of the said resolution that requires an affirmative vote of the majority of the votes cast at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to VOTE FOR the approval of the resolution.

FIFTH ITEM OF THE AGENDA

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board of Directors believes that the compensation program must be competitive within the industry, provide a strong incentive to its Named Executives to achieve the Corporation's goals and ensure that interests of Management and the Corporation's Shareholders are aligned. A detailed discussion of the Corporation's executive compensation is more fully described under the heading "Statement of Executive Compensation - Compensation Discussion and Analysis" in this Circular. Under such section, you will find discussions on the Corporation's executive compensation philosophy, objectives, policies and practices and provides information on the key elements of the executive compensation program of the Corporation.

At the 2023 annual meeting of Shareholders, the Corporation's approach to executive compensation was approved by over 95% of the votes.

At the meeting, Shareholders will be asked to vote on the following advisory resolution:

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Advisory Resolution on Executive Compensation Approach

"BE IT RESOLVED, AS AN ADVISORY RESOLUTION THAT:

1. On an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Corporation, the Shareholders accept the approach to executive compensation disclosed in the Corporation's Circular dated March 26, 2024 delivered in advance of the Meeting;

2. As this in an advisory vote, the Board of Directors of the Corporation and the HR Committee will not be bound by the results of the vote. However, the Board of Directors of the Corporation will take the results into account, together with feedback received from Shareholders, when considering its approach to executive compensation in the future; and

3. Results of the vote will be disclosed in the report of voting results."

The Board of Directors of the Corporation recommends that Shareholders indicate their support for the Corporation's approach to executive compensation disclosed in the Circular by VOTING FOR the Advisory Resolution on Executive Compensation Approach. The persons whose names appear in the attached form of proxy intend to VOTE FOR the Advisory Resolution on Executive Compensation Approach.

SHAREHOLDER PROPOSALS FOR THE 2025 ANNUAL MEETING

The final date for submitting Shareholder proposals to the Corporation for the next annual meeting of the Shareholders is December 26, 2025.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Financial information is provided in the Corporation's financial statements and Management's Discussion and Analysis for the year ended December 31, 2023 a copy of which may be obtained upon request from the Corporate Secretary, 1100, Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. The Corporation may require the payment of a reasonable charge when the request is made by someone other than a Shareholder.

APPROVAL

The Board of Directors of the Corporation has approved the contents of the Circular and its sending to the Shareholders.

Montréal, Québec, March 26, 2024.

OSISKO GOLD ROYALTIES LTD

Per:
André Le Bel
Vice President, Legal Affairs and Corporate Secretary

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OSISKO GOLD ROYALTIES LTD

SCHEDULE "A"

BOARD OF DIRECTORS CHARTER

I. OVERALL ROLE AND RESPONSIBILITY

The Board of Directors (the "Board") of the Corporation is elected by the Corporation's shareholders to supervise the management of the business and affairs of the Corporation.

The Board monitors the manner in which the Corporation conducts its business as well as the senior Executives responsible for the day-to-day operations of the Corporation. It sets the Corporation's policies, assesses their implementation by management and reviews the results.

The prime stewardship responsibility of the Board is to ensure the viability of the Corporation and to ensure that it is managed in the best interest of the Corporation and of its shareholders as a whole while taking into account the interests of other stakeholders.

The Board's main expectations of the Corporation's management are to protect the Corporation's interests and ensure the long term growth of shareholder value.

II. MEMBERSHIP AND QUORUM

The Board shall be composed of a minimum of 3 and a maximum of 15 members. The Board shall also be constituted with a majority of individuals who qualify as independent directors, as per the standards of independence established in the Regulation 58-101 respecting Disclosure of Corporate Governance Practices.

The quorum at any meeting of the Board is a majority of directors in office.

III. STRUCTURE AND OPERATIONS

Proceedings and meetings of the Board are governed by the provisions of the By-laws of the Corporation relating to the regulation of the meetings and proceedings of the Board insofar as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board in regards to committee composition and organization.

IV. DUTIES AND RESPONSIBILITIES OF THE BOARD

In addition to statutory responsibilities, the Board, either directly or through one of its committees, assumes responsibility for:

(a) satisfying itself, to the extent feasible, as to the integrity of the Chair of the Board, the President and Chief Executive Officer ("CEO"), and other senior officers, and that the CEO and other senior officers maintain a culture of integrity throughout the Corporation;

(b) ensuring that the Corporation is operated so as to preserve its financial integrity and in accordance with policies approved by the Board;

(c) ensuring, through the Governance and Nomination Committee, that appropriate structures and procedures are in place so that the Board and its committees can function independently of management and in accordance with sound corporate governance practices;

(d) reviewing and approving key policy statements developed by management on various issues such as ethics, regulatory compliance and communications with shareholders, other stakeholders and the general public;

(e) adopting a strategic planning process and thereafter reviewing and, where appropriate, approving, annually, a strategic plan and a budget which takes into account, among other things, the opportunities and risks of the business (all of which are developed at first by management), and monitoring the Corporation's performance with reference to the adopted budget and strategic plan;

2024 Management Information Circular	101

(f) identifying the principal risks of the Corporation's business and ensuring the implementation of appropriate controls, measures and systems to manage these risks;

(g) appointing the CEO, setting forth the position description, as well as planning for the succession of the CEO with the recommendation of the Governance and Nomination Committee and the Human Resources Committee respectively;

(h) evaluating the performance and reviewing the compensation of the CEO, the Chief Financial Officer and all other Executive Officers with the Human Resources Committee, and ensuring that such compensation is competitive and measured according to appropriate benchmarks which reward contribution to shareholder value;

(i) appointing, training, evaluating and monitoring officers as well as planning for their succession with the recommendations of the Governance and Nomination Committee; determining management compensation with the recommendations of the Governance and Nomination Committee and the Human Resources Committee, respectively and ensuring that such compensation is competitive and measured according to appropriate industry benchmarks;

(j) overseeing, through the Audit and Risk Committee, the quality and integrity of the Corporation's accounting and financial reporting systems, and disclosure controls and procedures;

(k) ensuring, through the Audit and Risk Committee, the integrity of the Corporation's internal controls and management information systems;

(l) overseeing, through the Audit and Risk Committee, the process for evaluating the adequacy of internal control structures and procedures of financial reporting, and satisfy itself as to the adequacy of such process;

(m) advising management on critical and sensitive issues;

(n) ensuring that the Board's expectations of management are understood, that all appropriate matters come before the Board in a timely and effective manner and that the Board is kept informed of shareholder feedback;

(o) conducting annually, through the Governance and Nomination Committee, a review of Board practices and the Board's and committees' performance (including director's individual contributions), to ascertain that the Board, its committees and the directors are capable of carrying out and do carry out their roles effectively;

(p) ensuring with the Human Resources Committee, the adequacy and form of the compensation of non- executive directors taking into account the responsibilities and risks involved in being an effective non- executive director;

(q) determining, with the Governance and Nomination Committee, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities the Board should seek in recruiting new Board members, and the appropriate size of the Board to facilitate effective decision- making;

(r) determining, annually, with the Governance and Nomination Committee, the independence of each member of the Board as such term is defined by applicable laws and regulations including, rules and guidelines of stock exchanges to which the Corporation is subject;

(s) setting forth, with the recommendation of the Governance and Nomination Committee, the position description for the Chair of the Board and the Chair of the committees of the Board;

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(t) determining annually, with the Audit and Risk Committee, if each member of the Audit and Risk Committee is "financially literate" as such terms are defined under applicable laws and regulations including rules and guidelines of stock exchanges to which the Corporation is subject;

(u) selecting, upon the recommendation of the Governance and Nomination Committee, nominees for election as directors;

(v) selecting the Chair of the Board;

(w) selecting the Lead Director of the Board and ensure the director appointed as Lead Director is and remains independent;

(x) ensuring, through the Governance and Nomination Committee, that new directors have a good understanding of their role and responsibilities and of the contribution expected of them (including as regards attendance at, and preparation for, meetings), and that they are provided with adequate education and orientation as regards the Corporation, its business and activities;

(y) approving unbudgeted capital expenditures, or significant divestiture, as well as acquisitions where environmental or other liabilities exist and which could result in significant exposure to the Corporation;

(z) approving, with the recommendation of the Independent Investment Review Committee, major investments in metals streaming transactions, royalties and shares of publicly traded companies;

(aa) reviewing alternate strategies in response to any possible takeover bid in order to maximize value for shareholders;

(bb) discussing and developing the Corporation's approach to corporate governance issues in general, with the involvement of the Governance and Nomination Committee;

(cc) reviewing and approving, with the involvement of the Disclosure Committee, the content of the principal communications by the Corporation to its shareholders and the public, such as quarterly and annual financial statements and management's discussion and analysis, annual information form, management information circular, prospectuses and other similar documents which may be issued and distributed, provided that the quarterly and annual financial statements and related management's discussion and analysis and earnings press releases and any other public disclosure document containing financial information may be reviewed and approved by the Audit and Risk Committee instead of the Board;

(dd) ensuring ethical behavior and compliance with laws;

(ee) monitoring, directly or through one of its committees, compliance with the code of ethics;

(ff) consider the means by which stakeholders can communicate with the members of the Board (including independent directors);

(gg) monitoring performance of the Corporation toward the achievement of approved goals and standards;

(hh) approving with the recommendation of the Environmental and Sustainability Committee, changes to the Corporation's practices on environmental, social and governance ("ESG") and other significant policies of the Corporation;

(ii) monitoring the Corporation's commitment to the environment and sustainable development to all stakeholders and engage with stakeholders in respect of ESG issues, including all employees of the Corporation fostering a culture of respect and accountability regarding such matters;

(jj) reviewing and monitoring matters relating to environmental, climate change and related risks;

(kk) ensuring that, with respect to matters under the Corporation's control, the Corporation conducts business in a climate that fosters the improvement of socio-economic conditions in the communities where it holds an interest;

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(ll) approving with the recommendation of the Environmental and Sustainability Committee, the Corporation's annual Sustainability Report; and

(mm) reviewing and considering all other related matters and issues which may be determined, from time to time, by the Environmental and Sustainability Committee.

Directors are expected to make reasonable efforts to attend all Board meetings and to review materials distributed to them in advance of Board meetings.

V. CHARTER

The Governance and Nomination Committee shall periodically review this Charter and recommend appropriate changes to the Board.

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QUESTIONS MAY BE DIRECTED TO THE
PROXY SOLICIATION AGENT

 North America Toll Free:
1-877-452-7184

Collect Calls Outside North America:
416-304-0211

Email:

assistance@laurelhill.com

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